Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

November 2, 2011

Via EDGAR and Courier

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed October 25, 2011

File No. 1-25225

Dear Ms. Duru:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 31, 2011 (the “Comment Letter”), concerning the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on October 25, 2011 (the “Amendment to Preliminary Proxy Statement”).

For your convenience, we have set out the text of the comments from the Comment Letter, followed by the responses.

PRER 14A

General Information, page 1

How did the company perform in 2011?

1.	Please provide supplemental support for statements made in all the bullet points listed, other than bullet points 9, 10, and 11. Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

RESPONSE:

Bullet Point #1: The Company has provided to the Staff on a supplemental basis the requested supporting documents and information, including: (i) a copy of the independent consumer survey, Consumer Picks, sponsored by Nation’s Restaurant News, which lists the Company’s ranking in each of the survey categories cited in the Amendment to Preliminary Proxy Statement and is attached hereto as Exhibit A; (ii) a copy of the full-service restaurant results for the Zagat® 2011 consumer survey, which is attached hereto as Exhibit B; and (iii) a copy of the email confirmation from a representative of the Good Sam Club that the Company has been selected as the most RV-friendly sit-down restaurant in America for the tenth consecutive year, which is attached hereto as Exhibit C.

Bullet Point #2: The Company will revise its disclosure regarding the “Seat to Eat” initiative to read as follows:

Completed the roll out of the “Seat to Eat” initiative in all stores and have received customer survey data showing increased customer satisfaction with speed of service since the program’s implementation.

In connection with the revised disclosure outlined above, the Company has provided to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) a copy of the customer satisfaction data prepared by Service Management Group, our third party customer survey provider, reflecting an increase observed in customer satisfaction with speed of service, which is attached as Schedule A to the confidential treatment request provided herewith.

Bullet Point #3: The Company has provided to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) a copy of the internal financial data reflecting the respective performance and projections of the eleven new Cracker Barrel Old Country Stores opened during the 2011 fiscal year, which is attached as Schedule B to the confidential treatment request provided herewith.

The Company has provided to the Staff on a supplemental basis a copy of the complete itemized list of the name and location of each Cracker Barrel Old Country Store that is included in the chain total, which is attached hereto as Exhibit D.

Bullet Point #4: The Company has provided to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) a copy of the internal documentation that (i) identifies the former employees of the Company that held the management and staff positions that were eliminated, and (ii) the budget projections of the annual pretax cost savings expected to result from

2

the elimination of such positions, which is attached as Schedule C to the confidential treatment request provided herewith.

Bullet Point #5: The Company has provided to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) a copy of the 2011 comparisons of the Company’s same-store sales against the Knapp-Track® casual dining same-store sales index and Knapp-Track® family dining index, respectively, which are attached as Schedules D-1 and D-2 to the confidential treatment request provided herewith.

Bullet Point #6: The Company has provided to the Staff on a supplemental basis copies of selected pages from the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2011, which constitute the basis of support for the following statements: (i) operating income amounts for 2011 and 2010, which is attached hereto as Exhibit E; (ii) amount of impairment charge related to office space, which is attached hereto as Exhibit F; and (iii) amount of severance charges in connection with a cost reduction and organizational streamlining initiative, which is attached hereto as Exhibit G.

In addition, the Company has provided to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) a summary breakdown of the expenses incurred by the Company in the fourth quarter of 2011 related to the potential proxy contest with Biglari Holdings Inc., which is attached as Schedule E to the confidential treatment request provided herewith.

Bullet Point #7: The Company has provided to the Staff on a supplemental basis a copy of the internal financial data reflecting the Company’s calculation of “return on invested capital” or ROIC, which is attached hereto as Exhibit H.

Bullet Point #8: The Company has provided to the Staff on a supplemental basis (i) a copy of the internal financial data reflecting the Company’s calculation of “total shareholder return” or TSR and (ii) a tabular representation of the Company’s stock price performance during the period covered by the calculation, which are attached hereto as Exhibits I-1 and I-2, respectively.

2.	Please refer to our comment above. You define the “return on invested capital” or ROIC financial metric on page 16. Supplementally advise us whether the methodology you use to calculate ROIC is consistent with industry practice. Further, in order to facilitate a shareholder’s understanding of the metric, clarify whether ROIC is calculated in the same manner from year to year such that one can compare changes in ROIC from year to year.

RESPONSE: The Company is not aware of any standard practice used in the restaurant industry with regard to the definition of, or the methodology used to calculate, “return on invested capital,” or ROIC. However, the definition of ROIC

3

used by the Company in calculating this measure—which, as disclosed in the Amendment to Preliminary Proxy Statement, is the quotient obtained by dividing operating profit after tax by the sum of debt plus equity—is a definition of ROIC that is generally accepted by the finance and investment community and academia. See, e.g., Aswath Damodaran, Return on Capital (ROC), Return on Invested Capital (ROIC) and Return on Equity (ROE): Measurement and Implications, New York University Stern School of Business Working Paper (2007), available at www.stern.nyu.edu/~adamodar/pdfiles/papers/returnmeasures.pdf and attached hereto as Exhibit J (with relevant portions marked).

The Company’s calculation of ROIC for fiscal years 2010 and 2011 as disclosed in the Amendment to Preliminary Proxy Statement applies the formula consistently for both fiscal years such that an accurate year-over-year comparison can be made, as borne out by the calculations reflected in the material provided on a supplemental basis and attached hereto as Exhibit H in response to the Staff’s first comment, above, as it relates to Bullet Point #7. In addition, the Company will revise the final sentence of Bullet Point #7 to read as follows:

This compares to ROIC, calculated in the same manner, of 15.3% in 2010.

3.	Please provide support for the statement that the 11 new stores, as a group, exceeded projections. Also, explain what percentage of the new group exceeded projections in order to provide further context to your disclosure.

RESPONSE: The Company has provided to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) a copy of the internal financial data reflecting the respective performance and projections of the 11 new Cracker Barrel Old Country Stores opened in fiscal 2011, which is attached as Schedule B to the confidential treatment request provided herewith. The financial data attached to the confidential treatment request shows that, as a group, the restaurant sales of the 11 new stores exceeded their respective projected restaurant sales and shows that seven of the 11 new stores exceeded their respective individual projections. Additionally, in response to the Staff’s comment, the Company will revise its disclosure relating to the 11 new stores opened in fiscal 2011 to include the following:

As a group, these new stores have exceeded their projections in the aggregate, and seven of the 11 stores have exceeded their individual projections.

4.	We partially reissue prior comment 8. Please specify the industry or types of companies to which Mr. Dale has provided consulting services.

RESPONSE: Since 1998, Mr. Dale has been engaged to provide business consulting services to companies in the food products and pet food industries, in both of which

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industries he has prior executive experience as outlined in his biographical information in the Amendment to Preliminary Proxy Statement. In response to the Staff’s comment, the Company will revise the biographical information provided for Mr. Dale to include the following:

Since 1998, Mr. Dale has provided business consulting services to companies in the food products and pet food industries.

*     *     *

If you have any questions, please do not hesitate to contact the undersigned at (615) 235-4280 or contact our outside counsel Howard H. Lamar III at (615) 742-6209 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ N.B. Forrest Shoaf
N.B. Forrest Shoaf
Senior Vice President, Secretary and
Chief Legal Officer

Enclosures

cc:	Eric S. Robinson
Steven A. Rosenblum
Wachtell, Lipton, Rosen & Katz

Howard H. Lamar III
Scott W. Bell
Bass, Berry & Sims PLC

Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer
Cracker Barrel Old Country Store, Inc.

5

Exhibit A

(see attached)

CONSUMER PICKS | FAMILY-DINING RESTAURANTS

Sticking to your roots

Cracker Barrel Old Country Store Inc. may be a little bit country and a little bit rockin' chair, but it handily made mincemeat of both its down-home and citified competitors in the ratings of the 12-chain Midscale Family segment of the 2011 Consumer Picks survey.

Cracker Barrel, the 601-unit chain out of Lebanon, Tenn., emerged nearly 8 percentage points above its nearest competition, which included Bob Evans Restaurants at No. 2 and Marie Callender's Restaurant & Bakery at No. 3, in the Overall Score category.

Value was the only one of the 10 survey categories where Cracker Barrel did not dominate, falling to No. 2 on the strength of Denny's "$2 $4 $6 $8" marketing push that it introduced in April 2010 and continues to tout today. Denny's Menu Variety also got props, landing it a No. 3 ranking in that category.

Waffle House also showed strength in the Value category, coming in third behind Denny's and Cracker Barrel. At Waffle House, a $9.99 rib-eye dinner is the highest-priced item, and the chain highlights value at its more than 1,600 locations through a "Dollar$ Menu" section, featuring four items at $1, five at $2, three at $3, two at $4 and three at $5.

Bob Evans and Marie Callender's played "you-me-you-me" in the No. 2 and 3 spots in many of the categories, but Marie Callender's, whose parent Perkins & Marie Callender's Inc. of Memphis, Tenn., filed for Chapter 11 bankruptcy protection in June, just missed ranking in the top three in Value, Variety, Likely to Recommend and Likely to Return.

Steak 'n Shake placed No. 3 in the Likely to Return category, with its strong emphasis on burgers and distinctive retro decor helping differentiate the concept in the Midscale Family group. The brand also came in a close No. 4 in Atmosphere and Likely to Recommend.

Regional Midwest and Mountain State favorite Village Inn eked into No. 3 in the Likely to Recommend rankings.

The top three of Cracker Barrel, Bob Evans and Marie Callender's were runaway leaders, well beyond any statistical variance, in the categories of Food Quality, Cleanliness, Service, Reputation and Atmosphere.

Cracker Barrel has long played up its Country Store, which guests have to meander through to get to the hostess stand. The company's focus on its Tennessee roots by featuring Nashville country artists and even one of its own singing waiters has helped solidify its distinctive character.

Cracker Barrel also emphasizes its breakfast offerings, which are served all day long, helping it compete with strong national players like IHOP, which claimed No. 4 in Food Quality and Reputation. This summer, for example, Cracker Barrel continued two breakfast specials, the Six Grain n' Granola Pancake Breakfast and the Multigrain Pancake Breakfast.

Cracker Barrel also advertises heavily on roadside billboards to get to traveling guests, who are greeted at the door with the company's trademark saying, "Good Country Cookin' for Travelers and Neighbors Alike."

Bob Evans, which came in No. 3 in Atmosphere and Cleanliness, is in the midst of a remodeling program. The chain recently said it has spruced up 90 units so far this year and plans to reimage 86 more of its 563 total locations in the current fiscal 2012.

The survey revealed that value is one of Bob Evans' weaknesses. Recently, the chain said it would introduce a "Farmhouse Value" menu, offering 10 items for $6 each, with 99-cent add-ons.

— Ron Ruggless


1st
PLACE

Cracker Barrel Old Country Store

HEADQUARTERS: Lebanon, Tenn.
NO. OF UNITS: 601
LEADERSHIP: chief executive Michael Woodhouse
U.S. SYSTEMWIDE SALES: $1.9 billion, according to NRN's 2011 Top 200 report
KNOWN FOR: country cooking
SURVEY STRENGTHS: Of the family chains, Cracker Barrel took top honors in nearly every survey category.

69.3% Cracker Barrel's impressive Overall Score was a result of the down-home country-cooking chain taking top honors in Food Quality, Cleanliness, Service, Menu Variety, Atmosphere, Reputation and Likely to Recommend. Value was the only category Cracker Barrel didn't win, running a close second to Denny's.

CONSUMER PICKS | FAMILY-DINING RESTAURANTS

Overall Scores

RANK	CHAIN
1	CRACKER BARREL OLD COUNTRY STORE
2	BOB EVANS RESTAURANTS
3	MARIE CALLENDER'S RESTAURANT & BAKERY
4	VILLAGE INN
5	IHOP
6	STEAK 'N SHAKE
7	FRISCH'S BIG BOY
8	PERKINS RESTAURANT & BAKERY
9	DENNY'S
10	FRIENDLY'S
11	SHONEY'S
12	WAFFLE HOUSE

*WEIGHTED BY ATTRIBUTE IMPORTANCE



TOP 10 chains ranked by likelihood of customer return

1	Cracker Barrel Old Country Store	62.8%
2	Bob Evans Restaurants	62.3
3	Steak 'n Shake	60.8
4	Village Inn	58.6
5	Marie Callender's Restaurant & Bakery	57.8
6	IHOP	55.4
7	Waffle House	55.2
8	Frisch's Big Boy	54.2
9	Perkins Restaurant & Bakery	50.7
10	Denny's	49.6





Giving them what they want

Top scorers in each survey category in order of importance to diners[1]

	1	2	3
CLEANLINESS	CRACKER BARREL OLD COUNTRY STORE	MARIE CALLENDER'S RESTAURANT & BAKERY	BOB EVANS RESTAURANTS
FOOD QUALITY	CRACKER BARREL OLD COUNTRY STORE	MARIE CALLENDER'S RESTAURANT & BAKERY	BOB EVANS RESTAURANTS
SERVICE	CRACKER BARREL OLD COUNTRY STORE	BOB EVANS RESTAURANTS	MARIE CALLENDER'S RESTAURANT & BAKERY
VALUE	DENNY'S	CRACKER BARREL OLD COUNTRY STORE	WAFFLE HOUSE
MENU VARIETY	CRACKER BARREL OLD COUNTRY STORE	BOB EVANS RESTAURANTS	DENNY'S
ATMOSPHERE	CRACKER BARREL OLD COUNTRY STORE	MARIE CALLENDER'S RESTAURANT & BAKERY	BOB EVANS RESTAURANTS
REPUTATION	CRACKER BARREL OLD COUNTRY STORE	MARIE CALLENDER'S RESTAURANT & BAKERY	BOB EVANS RESTAURANTS
LIKELY TO RECOMMEND	CRACKER BARREL OLD COUNTRY STORE	BOB EVANS RESTAURANTS	VILLAGE INN

[1] CLEANLINESS AND FOOD QUALITY TIED FOR FIRST PLACE.

KEY FINDING: **The top three overall chains in the segment – Cracker Barrel, Bob Evans and Marie Callender's – were runaway leaders, well beyond any statistical variance, in the areas of Food Quality, Cleanliness, Service, Reputation and Atmosphere.**

Family Dining COMPLETE RANKINGS (BLUE BOLDFACE: HIGHEST SCORE IN CATEGORY)

CHAIN	OVERALL SCORE*	FOOD QUALITY	VALUE	CLEANLINESS	SERVICE	MENU VARIETY	REPUTATION	ATMOSPHERE	LIKELY TO RECOMMEND	LIKELY TO RETURN
CRACKER BARREL OLD COUNTRY STORE	**69.3%**	**75.0%**	54.1%	**71.4%**	**69.9%**	**75.0%**	**71.9%**	**61.4%**	**78.7%**	**62.8%**
BOB EVANS RESTAURANTS	61.5	66.3	45.3	67.5	63.4	66.7	63.1	49.3	68.8	62.3
MARIE CALLENDER'S RESTAURANT & BAKERY	60.4	66.9	34.5	71.0	62.2	59.2	63.2	57.1	61.4	57.8
VILLAGE INN	55.0	54.4	51.9	57.4	57.2	61.4	49.1	38.1	63.1	58.6
IHOP	54.6	56.5	51.7	53.3	51.0	63.9	58.2	39.9	60.4	55.4
STEAK 'N SHAKE	53.0	53.0	48.6	56.2	55.5	50.2	51.6	43.9	62.7	60.8
FRISCH'S BIG BOY	50.8	48.6	42.4	57.6	56.1	40.9	52.7	35.6	61.0	54.2
PERKINS RESTAURANT & BAKERY	50.0	49.3	39.7	54.6	51.5	65.3	49.7	34.9	53.2	50.7
DENNY'S	47.7	44.8	**66.6**	43.1	47.3	65.5	40.1	31.8	51.5	49.6
FRIENDLY'S	46.0	47.8	44.4	46.6	42.3	53.7	45.5	32.2	52.0	46.5
SHONEY'S	44.2	45.6	46.7	42.0	43.5	50.4	47.2	30.3	50.5	45.3
WAFFLE HOUSE	42.8	44.2	64.0	28.9	49.1	45.9	43.5	24.6	51.2	55.2

*WEIGHTED BY ATTRIBUTE IMPORTANCE

CONSUMER PICKS

Thousands of diners rate 139 chains in our inaugural survey. See how your brand stacked up.

BY ROBIN LEE ALLEN

The customer experience — that sum of all the parts that affect a consumer's interaction with your brand — has always been important, but never more so than it is today.

If the past few years have taught the restaurant industry anything, it's that the customer experience is extremely powerful, with its ability to draw even financially beleaguered consumers into restaurants despite overwhelming monetary and psychological odds.

And given a growing population of self-appointed restaurant critics and social networks that propel opinions worldwide at warp speed, the perceptions of a vocal few can make or break a business.

To better understand the elements that comprise that all-powerful dining experience, Nation's Restaurant News and WD Partners of Dublin, Ohio, developed the Consumer Picks survey, a comprehensive study of customer attitudes toward 139 restaurants brands. The results, which were culled from 6,800 responses, are presented in the following pages. They are broken into three industry segments: limited service, with 92 chains; casual and fine dining, with 35 chains; and family, with 12 brands.

Story continues on page 8

● *Insights from survey partner Dennis Lombardi, page 10*

● *Full results and analysis begin on page 12*

CONTINUED FROM PAGE 1

Within each segment, we further narrowed the results, comparing brands by menu type — pitting pizza against pizza, burger against burger — to reveal how chains fared against their closest competitors.

As you read the report, you'll also discover which aspects of the dining experience, such as service, atmosphere and menu variety, had the most pull among each segments' patrons — as well as the chains that best delivered in those areas.

Finally, we include demographic information noting which brands resonated with diners in a variety of groups, divided by gender, age, income and family status.

While the survey findings within each segment varied, some common themes emerged. One key finding was the relative unimportance of value compared with other attributes. In each segment, consumers said attributes such as cleanliness and food quality were more important to them than value.

Another theme revealed by the survey is the importance of differentiation. Almost without exception, consumer opinion tipped in favor of concepts with unique identities or traits that distinguished them from their peers, such as a unique service style or a singularly focused menu.

> In our high-tech world, what a diner thinks about a chain — good or bad — can be broadcast to thousands of others in seconds.

Along the same lines, consumers rewarded with high scores brands that stayed true to their core concepts. For instance, Chipotle's reputation far exceeded that of its limited-service Mexican peers, likely because its oft-cited "Food with Integrity" campaign is widely known and embraced. Similarly, consumers gave high marks to the Ben & Jerry's brand, a vocal crusader for social responsibility.

Another resounding theme was the importance of exceeding customer expectations. Nowhere is this more clearly reflected than in the esteem customers professed for Ruth's Chris Steak House. For many, especially given today's manic economy, a visit to Ruth's Chris might be as rare as an order of filet, but the experience clearly lives up to the expectation, prompting high grades in such attributes as food quality, service, atmosphere and likelihood to recommend the chain to others.

And that, of course, is really where the rubber meets the road. Word of mouth remains key given our turbo-charged social networks. What consumers think about a brand is what they say, often to thousands of other potential customers. The Consumer Picks survey brings those thoughts to light, empowering you to change perceptions into realities or vice versa. ■

Exhibit B

(see attached)

ZAGAT

The 2011 Zagat Fast-Food Survey

Thank you to everyone who cast a vote in our Fast-Food Survey

Over 6,000 fast-food fans have weighed in with their opinions on the best bets in burgers, salads, coffee and more. See their top picks below, and read more about the Survey here.

Key to Survey Definitions

Check out the Zagat Fast Food Survey on the Today Show

Survey Summary | Fast-Food Chains | Full-Service Chains

BEST BURGER
1. Red Robin
2. Steak 'n Shake
3. Cheesecake Factory
4. Chili's Grill & Bar
5. Ruby Tuesday

BEST STEAK
1. Outback Steakhouse
2. LongHorn Steakhouse
3. Texas Roadhouse
4. Cheesecake Factory
5. Maggiano's Little Italy

BEST SALADS
1. Cheesecake Factory
2. Olive Garden
3. California Pizza Kitchen
4. Ruby Tuesday
5. Maggiano's Little Italy

BEST COFFEE
1. IHOP
2. Cheesecake Factory
3. Cracker Barrel
4. Waffle House
5. Denny's

BEST BREAKFAST
1. Cracker Barrel
2. IHOP
3. Bob Evans
4. Denny's
5. Waffle House

BEST APPETIZERS
1. Cheesecake Factory
2. P.F. Chang's China Bistro
3. Bonefish Grill
4. T.G.I. Friday's
5. Maggiano's Little Italy

BEST DESSERTS
1. Cheesecake Factory
2. Maggiano's Little Italy
3. Friendly's
4. P.F. Chang's China Bistro
5. Olive Garden

BEST VALUE
1. Cheesecake Factory
2. Olive Garden
3. Cracker Barrel
4. Outback Steakhouse
5. Maggiano's Little Italy

BEST SEAFOOD
1. Bonefish Grill
2. Red Lobster
3. P.F. Chang's China Bistro
4. Cheesecake Factory
5. Maggiano's Little Italy

BEST PASTA
1. Maggiano's Little Italy
2. Carrabba's Italian Grill
3. Olive Garden
4. Romano's Macaroni Grill
5. Cheesecake Factory

MOST CHILD-FRIENDLY
1. Chuck E. Cheese's
2. IHOP
3. Red Robin
4. Friendly's
5. Cracker Barrel

Top Rated Among Full-Service Chains

TOP FOOD
1. Bonefish Grill
2. P.F. Chang's China Bistro
3. Carrabba's Italian Grill
4. Maggiano's Little Italy
5. Cheesecake Factory

TOP FACILITIES
1. Bonefish Grill
2. P.F. Chang's China Bistro
3. Maggiano's Little Italy
4. Cheesecake Factory
5. BJ's Restaurant & Brewhouse

TOP SERVICE
1. Bonefish Grill
2. Maggiano's Little Italy
3. Carrabba's Italian Grill
4. P.F. Chang's China Bistro
5. Cheesecake Factory

Exhibit C

(see attached)

From: Tacy Hendershot [mailto:thendershot@goodsamfamily.com]
Sent: Wednesday, October 12, 2011 11:28 AM
To: Poss Christine 397
Subject: RE: Good Sam Award Question

2011 is the 10th year in a row!

Good Sam

Tacy Hendershot-Sargent
GOOD SAM ENTERPRISES
Ph 772-288-0387
FX 772-288-0085

From: Poss Christine 397 [mailto:Christine.Poss@crackerbarrel.com]
Sent: Wednesday, October 12, 2011 11:59 AM
To: Tacy Hendershot
Subject: Good Sam Award Question
Importance: High

Tacy—

How many years in a row has Cracker Barrel won the RV Friendly Restaurant award?

Thank you!

Christine Poss
Associate Marketing Manager, LSM
615-235-4324
cposs@crackerbarrel.com

Exhibit D

(see attached)

Cracker Barrel Old Country Store, Inc.

COMPLETE LIST OF CRACKER BARREL OLD COUNTRY STORES / LOCATIONS (as of 7/29/2011)

Source: Cracker Barrel Internal Data

Store #	Name	Address1	Address2	City	State	County	ZipCode	Opening Date
2	LEBANON- TN	I-40 & Hwy 231-S	635 South Cumberland	Lebanon	TN	Wilson	37087-4107	9/19/1969
3	MANCHESTER- TN	I-24 & Paradise Street	103 Paradise Street	Manchester	TN	Coffee	37355-3301	3/20/1995
4	LAKE CITY- TN	I-75 & Hwy 25 West	111 Colonial Lane	Lake City	TN	Anderson	37769-2919	2/12/1971
5	DALTON- GA	I-75 & Walnut Avenue	938 Market Street	Dalton	GA	Whitfield	30720-5049	7/28/1971
6	HARRIMAN- TN	I-40 & Hwy 27	1839 South Roane Street	Harriman	TN	Roane	37748-8648	1/17/1974
7	FRANKLIN- KY	Mile Marker 2 I-65	155 Steele Road	Franklin	KY	Simpson	42134-8953	2/25/1974
8	CORBIN- KY	I-75 & Hwy 25E	84 Adams Road	Corbin	KY	Laurel	40701-4700	3/28/1994
9	ATHENS- TN	I-75 & SR 30	110 Burkett L. Witt Blvd	Athens	TN	McMinn	37303-4997	8/11/1975
10	RICHMOND- KY	I-75 & Hwy 25	1797 Lexington Road	Richmond	KY	Madison	40475-2803	3/2/1976
11	M'BORO/231- TN	I-24 & Hwy 231	2115 South Church	Murfreesboro	TN	Rutherford	37130-5522	5/3/1976
12	KNOX/MRCHNTS RD	I-75 & Merchants Road	5001 Central Avenue Pike	Knoxville	TN	Knox	37912-3516	4/25/1977
13	NASH/MUSIC VLY.	Briley Pkwy. & McGavok Pike	2406 Music Valley Drive	Nashville	TN	Davidson	37214-1001	2/22/1993
15	COOKEVILLE- TN	I-40	1295 S Walnut Avenue	Cookeville	TN	Putnam	38501-5963	5/21/1996
16	KNOX/C. BLUFF	I-40/I-75 & Cedar Bluff Road	9214 Park West Blvd.	Knoxville	TN	Knox	37923-4401	2/27/1978
17	CLARKSVILLE- TN	I-24 & Hwy 79	200 Cracker Barrel Drive	Clarksville	TN	Montgomery	37040-5728	10/23/1978
18	NEWPORT- TN	I-40 & Hwy 32	1021 Cosby Hwy	Newport	TN	Cocke	37821-7323	5/21/1979
19	LEXINGTON- KY	I-75 & Newtown Pike	1927 Stanton Way	Lexington	KY	Fayette	40511-1350	7/30/1979
20	KENNESAW- GA	I-75 & Chastain Road	3389 Busbee Drive NW	Kennesaw	GA	Cobb	30144-3089	11/15/1982
21	CLEVELAND- TN	I-75 & Hwy 60	1650 Clingan Ridge Drive NW	Cleveland	TN	Bradley	37312-3652	9/4/1979
22	MACON- GA	I-475 & Hwy 80	5000 Eisenhower Pkwy	Macon	GA	Bibb	31206-8702	6/1/1981
23	NASH/STWRTS FRY	I-40 & Stewart's Ferry Pike	3454 Percy Priest Drive	Nashville	TN	Davidson	37214-3908	1/14/1980
24	PADUCAH- KY	I-24 & Hwy 60	5035 Hinkleville Road	Paducah	KY	McCracken	42001-9166	9/19/1983
25	GREENVILLE- SC	I-85 & Woodruff Road	1134 Woodruff Road	Greenville	SC	Greenville	29607-4118	1/12/1981
26	NASH/HARDING PL	I-65 & Harding Place	4323 Sidco Drive	Nashville	TN	Davidson	37204-4509	7/30/1981
28	NORCROSS- GA	I-85 & Jimmy Carter Blvd.	6175 McDonough Drive	Norcross	GA	Gwinnett	30093-1204	2/7/1983
29	EAST RIDGE- TN	I-75 & Ringgold Road	1460 North Mack Smith Road	East Ridge	TN	Hamilton	37412-3948	9/20/1982
30	MARIETTA- GA	I-75 & Delk Road	2150 Delk Road	Marietta	GA	Cobb	30067-8761	5/2/1983
32	CONYERS- GA	I-20 & State Route 138	1182 Dogwood Dr SE	Conyers	GA	Rockdale	30012-5454	4/30/1996
33	GOODLETTSVIL-TN	I-65 & Long Hollow Pike	235 Long Hollow Pike	Goodlettsville	TN	Davidson	37072-1841	1/23/1984
34	NASH/CHARLOTTE	I-40 & Charlotte Pike	6941 Charlotte Pike	Nashville	TN	Davidson	37209-4207	6/4/1984
35	VALDOSTA- GA	I-75 & St. Augustine Road	1195 St. Augustine Road	Valdosta	GA	Lowndes	31601-8409	5/7/1984
36	MEMPHIS- TN	I-40 & Sycamore View Road	6081 Shelby Oaks Drive	Memphis	TN	Shelby	38134-7400	7/9/1984
37	LAFAYETTE- IN	I-65 & Hwy 26	40 Frontage Road	Lafayette	IN	Tippecanoe	47905-4604	12/8/1986
38	MORROW- GA	I-75 & Jonesboro Road	1458 Southlake Plaza Drive	Morrow	GA	Clayton	30260-1752	10/1/1984
39	CHARLOTTE- NC	I-85 & Mulberry Road	3203 Queen City Drive	Charlotte	NC	Mecklenburg	28208-2730	4/8/1985
40	DOUGLASVILLE-GA	I-20 & GA Hwy 5	7060 CONCOURSE PKWY	DOUGLASVILLE	GA	Douglas	30134-4548	11/12/1984
41	GASTONIA- NC	I-85 & New Hope Road	1821 Remount Road	Gastonia	NC	Gaston	28054-7413	2/18/1985
42	COLUMBIA- SC	I-20 & Bush River Road	2208 Bush River Road	Columbia	SC	Lexington	29210-5627	3/18/1985
44	TALLAHASSEE- FL	I-10 & North Monroe Street	2920 Hospitality Road	Tallahassee	FL	Leon	32303-4041	5/13/1985
45	INDPLS/SOUTHPRT	I-65 & Southport Road	4350 East Southport Roac	Indianapolis	IN	Marion	46237-3241	11/11/1985
46	MACON/RIVERSIDE	I-75 & Arkwright/Riverside Dr	3950 Riverside Drive	Macon	GA	Bibb	31210-1803	10/7/1985
47	SPARTANBURG- SC	I-85 & Sigsbee Road	9021 Fairforest Road	Spartanburg	SC	Spartanburg	29301-1135	9/3/1985
48	ELIZABETHTON-KY	I-65 & Hwy 62	1047 Executive Drive	Elizabethtown	KY	Hardin	42701-1272	7/14/1986
49	INDPLS/38TH ST.	I-465 & 38th Street	3840 Eagle View Drive	Indianapolis	IN	Marion	46254-4660	2/17/1986
51	CULLMAN- AL	I-65 & Hwy 157	6020 AL Highway 157	Cullman	AL	Cullman	35058-5940	2/16/1987
52	SAVANNAH- GA	I-95 & Hwy 204	17017 Abercorn Street	Savannah	GA	Chatham	31419-9787	3/9/1987
53	PIGEON FORGE-TN	Hwy 441	3960 Parkway	Pigeon Forge	TN	Sevier	37863-3818	4/13/1987
54	BRUNSWICK- GA	I-95 & U.S. Hwy 341	211 Warren Mason Boulevard	Brunswick	GA	Glynn	31520-1213	5/4/1987
55	FLORENCE- KY	I-75 & Turfway	7399 Turfway Road	Florence	KY	Boone	41042-4850	10/19/1987
56	LAKE CITY- FL	I-75 & Hwy 90	240 Southwest Commerce Drive	Lake City	FL	Columbia	32025-1500	7/27/1987
58	N.CHARLESTON SC	I-26 & Ashley-Phosphate Road	7351 Mazyck Road	North Charleston	SC	Charleston	29406-6422	9/16/1991
59	CARTERSVILLE-GA	I-75 & Hwy 20	5631 Hwy 20 NE	Cartersville	GA	Bartow	30121-5212	11/16/1987
60	CHRISTIANSBURG	I-81 & U.S. 460	30 Hampton Blvd.	Christiansburg	VA	Montgomery	24073-2708	9/19/1988
61	DAYTON- OHIO	I-75 & Benchwood/Wyse Rd	7171 Miller Lane	Dayton	OH	Montgomery	45414-2601	4/4/1988
62	FT WAYNE- IN	I-69 & State Route 3	1609 W. Washington Ctr Rd	Fort Wayne	IN	Allen	46818-1419	3/14/1988
63	OCALA- FL	I-75 & Hwy 200	3801 SW College Road	Ocala	FL	Marion	34474-5725	2/1/1988
64	SEYMOUR- IN	I-65 & Hwy 50	211 N Sandy Creek Drive	Seymour	IN	Jackson	47274-8556	5/2/1988
65	PRINCETON- WV	I-77 & Route 460	294 Meadowfield Lane	Princeton	WV	Mercer	24740-9585	8/22/1988
66	BATTLE CREEK-MI	I-94 & Beckley Road	4765 Beckley Road	Battle Creek	MI	Calhoun	49015-7951	8/23/1993
67	MELBOURNE- FL	I-95 & Wickham Road	7225 George T. Edwards Drive	Melbourne	FL	Brevard	32940-6609	9/28/1992
68	FINDLAY- OH	I-75 & State Route 224	1031 Interstate Court	Findlay	OH	Hancock	45840-1972	10/24/1988
69	FLORENCE- SC	I-95 & U.S. 52	1824 West Lucas Street	Florence	SC	Florence	29501-1230	5/30/1988
70	PELHAM- AL	I-65 & Hwy 119	655 Cahaba Valley Road	Pelham	AL	Shelby	35124-1372	8/1/1988
71	GEORGETOWN- KY	I-75 & Hwy 62	1454 Cherry Blossom Way	Georgetown	KY	Scott	40324-8952	5/8/1989
72	WILLIAMSBURG-VA	I-64 & Bypass Road	200 Bypass Road	Williamsburg	VA	York	23185-2921	3/13/1989
73	BRADENTON- FL	I-75 & Route 64	636 67th Street Circle East	Bradenton	FL	Manatee	34208-6087	10/2/1989
74	ANDERSON- IN	I-69 & Scatterfield	2012 East 59th Street	Anderson	IN	Madison	46013-3048	10/3/1988
75	FARRAGUT- TN	I-40 & Campbell Station Road	716 N Campbell Station Road	Knoxville	TN	Knox	37934-1602	5/15/1989
76	LUMBERTON- NC	I-95 & Route 211	3375 Lackey Street	Lumberton	NC	Robeson	28360-9044	12/5/1988
77	LXGTN/ELKHORN	I-75 & Winchester Road	2220 Elkhorn Road	Lexington	KY	Fayette	40505-4840	6/26/1989
78	MARION- IL	I-57 & Old Hwy 13	2602 West Main Street	Marion	IL	Williamson	62959-4931	4/10/1989
79	CROSSVILLE- TN	I-40 & Hwy 127	23 Executive Drive	Crossville	TN	Cumberland	38555-5419	11/6/1989
80	TIFTON- GA	I-75 & U.S. Hwy 319	708 Hwy 319 S	Tifton	GA	Tift	31794-8235	6/12/1989
81	ROANOKE RAPIDS	I-95 & Hwy 158	1918 Julian Allsbrook Hwy	Roanoke Rapids	NC	Halifax	27870-5121	10/23/1989
82	WESLEY CHAPEL	I-75 & Route 54	5636 Oakley Blvd.	Wesley Chapel	FL	Pasco	33544-5304	11/19/1990
83	KINGSPORT- TN	I-81 & Route 357	10132 Airport Pkwy	Kingsport	TN	Sullivan	37663-3960	1/29/1990
84	MERRILLVILLE-IN	I-65 & 61st Street	6200 Opportunity Lane	Merrillville	IN	Lake	46410-2775	12/11/1989
85	GROVE CITY- OH	I-71 & Stringtown Road	4210 Marlane Drive	Grove City	OH	Franklin	43123-2969	11/20/1989
86	BOWLING GREEN	I-65 & Hwy 231	1960 Mel Browning Street	Bowling Green	KY	Warren	42104-0310	10/2/1989
87	MT. JULIET- TN	I-40 & Mt Juliet Road	350 South Mt Juliet Road	Mount Juliet	TN	Wilson	37122-6309	2/12/1990
88	FISHERS- IN	I-69 & 69th Street	9700 N By Northeast Blvd	Fishers	IN	Hamilton	46037-9783	6/11/1990
89	LAKE PARK- GA	I-75 & Lake Park	4914 Timber Drive	Lake Park	GA	Lowndes	31636-4948	11/5/1990
90	M'BORO/CHAFFIN	I-24 & State Road 96	138 Chaffin Place	Murfreesboro	TN	Rutherford	37129-6901	8/6/1990
91	FT. PIERCE- FL	I-95 & Hwy 70	2550 Peters Road	Fort Pierce	FL	Port St. Lucie	34945-2632	5/14/1990
92	DICKSON- TN	I-40 & State Route 46	115 Gumbranch Road	Dickson	TN	Dickson	37055-2765	3/19/1990
93	MT. VERNON- IL	I-57/I-64 & Fairfax Drive	4425 Fairfax Drive	Mount Vernon	IL	Jefferson	62864-6726	2/26/1990
94	MOBILE- AL	I-65 & Dauphin Street	43 E I65 Service Rd South	Mobile	AL	Mobile	36606-3910	4/30/1990
95	RICHMOND- IN	I-70 & U.S. Hwy 40	6050 National Road East	Richmond	IN	Wayne	47374-2626	7/2/1990
96	ABINGDON- VA	I-81 & U.S. 11	909 Empire Drive	Abingdon	VA	Washington	24210-4111	2/18/1991
97	ATHENS- AL	I-65 & U.S. Hwy 72	1212 Kelli Drive	Athens	AL	Limestone	35613-2700	7/30/1990
98	PERRY- GA	I-75 & State Route 127	101 Lect Drive	Perry	GA	Houston	31069-3155	8/27/1990
99	ST. LOUIS- MO	I-55 & Merramec	6233 Heimos Industrial Park Dr	Saint Louis	MO	St. Louis	63129-6300	8/5/1991
100	BURLINGTON- NC	I-85/40 & Huffman Mill Road	850 Huffman Mill Road	Burlington	NC	Alamance	27215-5151	9/17/1990
101	EFFINGHAM- IL	I-70/57 & Ave of Mid-America	1101 Avenue of Mid-America	Effingham	IL	Effingham	62401-4700	10/22/1990

Cracker Barrel Old Country Store, Inc.

COMPLETE LIST OF CRACKER BARREL OLD COUNTRY STORES / LOCATIONS (as of 7/29/2011)

Source: *Cracker Barrel Internal Data*

Store #	Name	Address1	Address2	City	State	County	ZipCode	Opening Date
102	CHATTANOOGA- TN	I-75 & Shallowford Road	2346 Shallowford Village Road	Chattanooga	TN	Hamilton	37421-6768	10/8/1990
104	PERRYSBURG- OH	I-75 & Hwy 23	27491 Helen Drive	Perrysburg	OH	Wood	43551-3375	1/28/1991
105	CAMBRIDGE- OH	I-70/77 & Route 209	2329 Southgate Parkway	Cambridge	OH	Guernsey	43725-3035	4/22/1991
106	FREDERICKSBURG	I-95 & Route 1	5200 Southpoint Parkway	Fredericksburg	VA	Spotsylvania	22407-2680	12/3/1990
107	GREENSBORO- NC	I-40 & Wendover Avenue	4402 Landview Drive	Greensboro	NC	Guilford	27407-2641	5/27/1991
108	SMITHFIELD- NC	I-95 & Industrial Park	1109 Industrial Park Drive	Smithfield	NC	Johnston	27577-6028	11/6/1995
109	MERIDIAN- MS	I-20 & U.S.45	118 Hwy 11 & 80	Meridian	MS	Lauderdale	39301-4593	3/4/1991
110	MATTESON- IL	I-57 & Route 30	1020 Matteson Av	Matteson	IL	Cook	60443-1632	10/14/1991
111	CASEYVILLE- IL	I-64 & State Road 157	2421 Old Country Inn Drive	Caseyville	IL	St. Clair	62232-2305	4/15/1991
112	LEXINGTON- NC	I-85 & State Road 8	12 Plaza Parkway	Lexington	NC	Davidson	27292-5350	4/8/1991
113	ELKHART- IN	I-80 & Cassopolis Street	110 Northpointe Blvd.	Elkhart	IN		46514-6717	6/10/1991
114	AKRON- OH	I-77 & Rothrock Loop Hwy 18	76 Rothrock Loop	Copley	OH	Summit	44321-1331	8/2/1993
115	BELLEVILLE- MI	I-94 & Belleville Road	45525 N I94 Service Dr	Belleville	MI	Wayne	48111-2466	9/30/1991
116	INDY/POST ROAD	I-70 & Post Road	2340 Post Drive	Indianapolis	IN	Marion	46219-1978	10/28/1991
117	NAPLES- FL	I-75 & County Road 951	3845 Tollgate Blvd.	Naples	FL	Collier	34114-5487	6/17/1991
118	PALM COAST- FL	I-95 & Palm Coast Parkway	4 Kingswood Drive	Palm Coast	FL	Flagler	32137-4614	7/1/1991
119	FT. MYERS- FL	I-75 & Palm Beach Blvd.	4260 Boatways Road	Fort Myers	FL		33905-2754	1/27/1992
120	KENOSHA- WI	I-94 & Hwy 50	7015 122nd Avenue	Kenosha	WI	Kenosha	53142-7353	6/8/1992
121	PICKERINGTON-OH	I-70 & Route 256	1860 Winderly Lane	Pickerington	OH	Fairfield	43147-8636	8/19/1991
122	GURNEE- IL	I-94 & Grand Avenue	5706 Northridge Drive	Gurnee	IL	Lake	60031-4911	4/12/1993
123	MOODY- AL	I-20 & U.S. Hwy 411	2003 Village Drive	Leeds	AL	St. Clair	35094-1101	3/30/1992
124	ANDERSON- SC	I-85 & clemson Blvd.	126 Interstate Blvd.	Anderson	SC	Anderson	29621-2319	2/10/1992
125	BLOOMINGTON- IL	I-55 & U.S. 150	502 Brock Drive	Bloomington	IL	Mclean	61701-2640	11/25/1991
126	MINERAL WELLS	I-77 & Route 14	40 Old Nicholette Rd	Mineral Wells	WV	Wood	26150-6702	11/11/1991
127	SPRINGFIELD- MO	I-44 & Glenstone	2858 North Glenstone	Springfield	MO	Greene	65803-4744	1/27/1992
128	STAUNTON- VA	I-81 & Richmond Road	152 Rowe Road	Staunton	VA	Augusta	24401-6700	12/9/1991
129	URBANA- IL	I-74 & Route 45	2101 North Kenyon Road	Urbana	IL	Champaign	61802-1246	5/17/1993
131	CIN-DEERFIELD	I-71 & Fields Ertel Road	4902 Fields Ertel Road	Cincinnati	OH	Warren	45249-8202	4/13/1992
132	PLAINFIELD- IN	I-70 & Route 267	6256 Cambridge Way	Plainfield	IN	Hendricks	46168-7904	4/13/1992
133	LIMA- OH	I-75 & Route 309	1930 Roschman Drive	Lima	OH	Allen	45804-3444	3/3/1992
134	FRANKLIN- TN	I-65 & Hwy 96	4210 Franklin Commons Court	Franklin	TN	Williamson	37067-4040	10/19/1992
136	JACKSON- MI	I-94 & Airport Road	2494 Airport Road	Jackson	MI	Jackson	49202-1800	2/24/1992
138	SLIDELL- LA	I-10 & Gause Blvd.	790 E I 10 Service Road	Slidell	LA	St. Tammy PR	70461-5502	7/20/1992
139	JACKSON- MS	I-55 & Beasley-Adkins Road	6020 I 55 N	Jackson	MS	Hinds	39211-2641	6/22/1992
140	BRANSON- MO	S.R.76 & Little Pete Road	3765 West Hwy 76	Branson	MO	Taney	65616-3559	3/30/1992
141	ASHEVILLE- NC	I-40 & Routes 19/23	5 Crowell Road	Asheville	NC	Buncombe	28806-1104	8/3/1992
142	STATESVILLE- NC	I-40 & Route 21	1043 Glenway Drive	Statesville	NC	Iredell	28625-9205	11/9/1992
143	JANESVILLE- WI	I-90 & Milton Road	2430 Fulton Street	Janesville	WI	Rock	53546-1009	8/3/1992
144	CLIVE- IA	I-80/35 & University Avenue	11701 University Avenue	Clive	IA	Polk	50325-8215	9/28/1992
145	COLUMBIA- MO	I-70 & Hwy 63	3304 Clark Lane	Columbia	MO	Boone	65202-2412	8/24/1992
146	SUWANEE- GA	I-85 & Lawrenceville/Suwanee	75 Gwinco Blvd.	Suwanee	GA	Gwinnett	30024-3113	8/24/1992
147	SPRINGFIELD- IL	I-55 & Toronto	5975 S 6th Street Rd	Springfield	IL	Sangamon	62703-5703	12/7/1992
148	CAPE GIRARDEAU	I-55 & State Route K	3261 Williams Street	Cape Girardeau	MO	Cape Girardeau	63703-4961	1/25/1993
149	DENTON- TX	I-35 & U.S. Hwy 380	4008 N I-35	Denton	TX	Denton	76207-3406	5/17/1993
150	FENTON- MO	I-44 & Bowles Avenue	1050 South Hwy Drive	Fenton	MO	St. Louis	63026-1911	6/7/1993
151	KISSIMMEE- FL	I-4 & U.S. 192	5400 W. Irlo Bronson Memorial	Kissimmee	FL	Osceola	34746-4709	10/19/1992
152	BATON ROUGE- LA	I-12 & Airline Hwy	10250 Plaza Americana Drive	Baton Rouge	LA	Baton Rogue Parish	70816-8172	3/15/1993
153	JEFFERSONTOWN	I-64 & Blankenbaker Road	1401 Kentucky Mills Drive	Jeffersontown	KY	Jefferson	40299-6310	1/25/1993
154	SAN ANTONIO- TX	I-10 & Huebner Road	11030 I H 10 W	San Antonio	TX	Bexar	78230-1045	4/13/1993
156	TERRE HAUTE- IN	I-70 & Route 41	429 E Margaret Dr	Terre Haute	IN	Vigo	47802-3755	2/1/1993
157	ORANGE PARK- FL	I-295 & Hwy 17	4272 Eldridge Loop	Orange Park	FL	Clay	32073-3022	3/15/1993
158	DAYTONA- FL	I-95 & U.S. 92	2325 W. International Speedway	Daytona Beach	FL	Volusia	32114-1101	7/12/1993
160	ROCK HILL- SC	I-77 & Dave Lyle Blvd	2140 Manna Court	Rock Hill	SC	York	29730-6503	6/7/1993
161	DAVENPORT- IA	I-80 & Brady Street Hwy 61	300 Jason Way Court	Davenport	IA	Scott	52806-1360	12/6/1993
163	LIBERTY- MO	I-35 & State Route 152	8225 North Church Road	Kansas City	MO	Clay	64158-1105	8/2/1993
164	WINCHESTER- VA	I-81 & Route 50/17	200 Front Royal Pike	Winchester	VA	Frederick	22602-7313	8/23/1993
166	LACY LAKEVIEW	I-35 & Loop 340	4275 North I-35	Lacy Lakeview	TX	McLennan	76705-7021	1/31/1994
167	GAINESVILLE- FL	I-75 & Archer Road	4001 S.W. 43rd Street	Gainesville	FL	Alachua	32608-2217	4/18/1994
168	HORN LAKE- MS	I-55 & Goodman Road	706 Desota Cove	Horn Lake	MS	Desoto	38637-1469	10/11/1993
169	MIDDLETOWN- OH	I-75 & Hwy 122	3280 Towne Blvd.	Middletown	OH	Warren	45044-8943	1/17/1994
170	KNOX/STRWBRY PL	I-40	1510 Cracker Barrel Lane	Knoxville	TN	Knox	37914-9544	8/2/1993
171	AUGUSTA- GA	I-20 & Bell Air Road	460 Parkwest Drive	Grovetown	GA	Columbia	30813-3216	10/4/1993
172	BAYTOWN- TX	I-10 & Garth Road	5173 Interstate 10 E	Baytown	TX	Harris	77521-8368	10/4/1993
173	ROUND ROCK TX	I-35 & FM 3406	2350 IH 35 N	Round Rock	TX	Williamson	78681-2032	10/11/1993
174	OKLAHOMA CITY	I-40 & Meridian	700 Cornell Parkway	Oklahoma City	OK	Oklahoma	73108-1829	9/20/1993
175	GERMANTOWN- WI	U.S. Hwy 41 & County Line Road	W176n9778 Rivercrest Dr	Germantown	WI	Washington	53022-4649	11/8/1993
176	Tinley Park- IL	I-80 & Harlem Avenue/VE	18531 North Creek Drive	Tinley Park	IL	Will County	60477-6253	11/22/1993
177	TOPEKA- KS	I-470 & Wanamaker	1421 South West Ashworth Place	Topeka	KS	Shawnee	66604-3737	1/17/1994
179	INDEPENDENCE-MO	I-70 & Lees Summit Road	4110 S. Lee's Summit	Independence	MO	Jackson	64055-5474	8/1/1994
180	FLINT- MI	I-75 & Pierson Road	4140 Pier North Blvd.	Flint	MI	Genesee	48504-1386	11/22/1993
181	NORMAN- OK	I-35 & Robinson Street	800 North Interstate Drive	Norman	OK	Cleveland	73072-4157	12/6/1993
182	LAFAYETTE- LA	I-10 & University	116 Alcide Dominique Drive	Lafayette	LA	Lafayette Parish	70506-1024	3/21/1994
183	COLUMBUS- OH	I-70 & Hilliard-Rome Road	1313 Hilliard Rome Rd	Columbus	OH	Franklin	43228-9799	2/28/1994
184	NEWPORT NEWS-VA	I-64 & Jefferson Avenue	12357 Hornsby Lane	Newport News	VA		23602-6958	1/31/1994
185	AUSTINTOWN- OH	I-80 & State Route 46	5600 Interstate Blvd.	Austintown	OH	Mahoning	44515-1100	5/23/1994
188	JOPLIN- MO	I-44 & Range Line	4010 Richard Joseph Rd	Joplin	MO	Newton	64804-5300	6/27/1994
189	LAKELAND- FL	I-4 & Socrum Loop Road	4343 Lakeland Park Drive	Lakeland	FL	Polk	33809-3585	9/19/1994
190	SANFORD- FL	I-4 & State Route 46	200 Hickman Drive	Sanford	FL	Seminole	32771-6935	6/13/1994
191	LAKEVILLE- MN	I-35 & State Road 50	17189 Kenyon Avenue	Lakeville	MN	Dakota	55044-6902	6/27/1994
192	POOLER- GA	I-95 & US 80	1000 Hwy 80 E	Pooler	GA	Chatham	31322-9522	7/6/1998
193	CROSS LANES- WV	I-64 & SR 622	11 Goff Xing	Cross Lanes	WV	Kanawha	25313-4412	6/8/1998
194	N MYRTLE BEACH	U.S. Route 17 & South 48th Ave	4835 Hwy 17 South	North Myrtle Beach	SC	Horry	29582-5352	3/21/1994
195	LANSING- MI	I-96 & Saginaw Street	608 Commercial Drive	Lansing	MI	Eaton	48917-9765	11/7/1994
196	NAPERVILLE- IL	I-88 & Route 59	1855 West Diehl Road	Naperville	IL	Dupage	60563-1890	9/26/1994
197	MESQUITE- TX	I-635 & Oates Drive	5304 North Galloway Avenue	Mesquite	TX	Oates	75150-1176	4/18/1994
198	LEWISVILLE- TX	I-35E & Fox Avenue	889 South Stemmons	Lewisville	TX	Denton	75067-5351	8/1/1994
199	YORK- PA	I-83 & Queen Street	236 Pauline Drive	York	PA	York	17402-4625	8/15/1994
200	CHATTANOOGA- TN	I-24 & US 41/64	50 Birmingham Hwy	Chattanooga	TN	Hamilton	37419-2371	8/15/1994
201	PENSACOLA- FL	I-10 & Pine Forest Road	8050 Lavelle Way	Pensacola	FL	Escambia	32526-8776	9/26/1994
202	LEAGUE CITY- TX	I-455 & Hwy 518	231 Gulf Freeway South	League City	TX	Galveston	77573-3523	8/1/1994
203	ARLINGTON- TX	I-20 & Bowen Road	4300 South Bowen Road	Arlington	TX	Tarrant	76016-4901	2/13/1995
205	FORT WORTH- TX	I-35 & Meacham	4691 Gemini Place	Fort Worth	TX	Tarrant	76106-2317	3/27/1995
206	W.HOUSTON- TX	I-10 & Cypress Run	18151 Katy Freeway	Houston	TX	Harris	77094-1208	12/5/1994
207	MECHANICSVILLE	I-295 & Route 360	7367 Bell Creek Road South	Mechanicsville	VA	Hanover	23111-3551	11/7/1994

Cracker Barrel Old Country Store, Inc.

COMPLETE LIST OF CRACKER BARREL OLD COUNTRY STORES / LOCATIONS (as of 7/29/2011)

Source: *Cracker Barrel Internal Data*

Store #	Name	Address1	Address2	City	State	County	ZipCode	Opening Date
208	ROSEVILLE- MI	I-94 & Little Mack Road	30750 Little Mack Road	Roseville	MI	Macomb	48066-1761	7/6/1998
209	MORTON- IL	I-74 & Morton Avenue	150 E Ashland Street	Morton	IL	Tazewell	61550-1446	10/10/1994
210	AMARILLO- TX	I-40 & Nelson	2323 I-40 East	Amarillo	TX	Potter	79104-3403	1/23/1995
211	SAN ANTONIO-TX	I-35 & Rittiman Road	6330 N Interstate 35	San Antonio	TX	Bexar	78218-4403	12/5/1994
212	NEWNAN- GA	I-85 & SR 34	527 Bullsboro Drive	Newnan	GA	Coweta	30265-1045	6/29/1998
213	PARK CITY- KS	I-135 & 61st Street	995 E. 61st North	Wichita	KS	Sedgwick	67219-1958	8/3/1998
214	MADISON- WI	I-90/94 & Route 151	2147 East Springs Drive	Madison	WI	Dane	53704-7422	1/30/1995
215	N. CANTON- OH	I-77 & Portage Street	6940 Sunset Strip Ave. N.W.	North Canton	OH	Stark	44720-7075	11/14/1994
216	EVANSVILLE- IN	I-164 & Lloyd Expressway	8215 Eagel Lake Drive	Evansville	IN	Vanderburg	47715-8149	10/10/1994
217	MADISON- AL	I-565 & Wall-Triana	120 Cleghorn Blvd.	Madison	AL	Madison	35758-8806	3/13/1995
218	PORT HURON- MI	I-94 & Water Street	2303 Water Street	Port Huron	MI	St. Clair	48060-2427	1/30/1995
219	COUNCIL BL.-IA	I-80/29 & South Expressway	530 30th Avenue	Council Bluffs	IA	Pottawattie	51501-7686	6/3/1996
220	STEVENSVILLE-MI	I-94 & Lakeshore Drive	2525 West Marquette Woods Rd	Stevensville	MI	Berrien	49127-9326	1/23/1995
221	BRADLEY- IL	I-57 & State Route 50	50 Ken Hayes Drive	Bourbonnais	IL	Kankakee	60914-9347	7/22/1996
222	MONROE- MI	I-75 & Dixie Highway	1101 Ternes Drive	Monroe	MI	Monroe	48162-5002	3/13/1995
223	SHEPHERDSVILLE	I-65 & Brooks Road	275 Brenton Way	Shepherdsville	KY	Bullitt	40165-9226	2/13/1995
224	MANSFIELD- OH	I-71 & St Rt 13 at Opossum Run	100 Stander Avenue	Mansfield	OH	Richland	44903-9405	3/27/1995
225	PORT CHARLOTTE	I-75 & Kings Hwy	800 Kings Hwy	Port Charlotte	FL	Charlotte	33980-4218	5/1/1995
226	NORTHGLENN- CO	I-25 & 120th Avenue	350 West 120th Avenue	Northglenn	CO	Adams	80234-2949	5/22/1995
227	COLORADO SPRING	I-25 & St Hwy 83 Academy Road	8355 Razorback Drive	Colorado Springs	CO	El Paso	80920-3953	5/22/1995
228	SAN MARCOS- TX	I-35 & Center Point Rd.	4321 IH 35 S	San Marcos	TX	Hays	78666-9376	3/12/2001
229	SHREVEPORT- LA	I-20 & Pines Blvd.	6251 Westport Avenue	Shreveport	LA	Caddo Parish	71129-2503	4/3/1995
231	OPELIKA- AL	I-85 & Fox Run Avenue	1051 Fox Run Avenue	Opelika	AL	Lee	36801-5931	5/22/1995
232	TROY- IL	I-70 / 55 & State Route 162	2001 Formosa Road	Troy	IL	Madison	62294-1384	4/3/1995
234	BRIGHTON- MI	I-96 & Grand River	7925 Conference Center Drive	Brighton	MI	Livingston	48114-7327	9/2/1996
235	JOLIET- IL	I-80 & Houbolt Road	1511 Riverboat Center Dr.	Joliet	IL	Will	60431-9341	6/12/1995
236	SAGINAW- MI	I-75 & Dixie Hwy	6450 Dixie Hwy	Bridgeport	MI	Saginaw	48722-9567	6/26/1995
237	GARDENDALE- AL	I-65 & Fieldstown Road	901 Fieldstown Road	Gardendale	AL	Jefferson	35071-4606	12/4/1995
238	MANASSAS- VA	I-66 & State Route 234	10801 Battleview Parkway	Manassas	VA	Prince William	20109-2349	8/21/1995
239	DUMFRIES- VA	I-95 & State Route 234	17115 Dumfries Rd	Dumfries	VA	Prince William	22025-1930	11/13/1995
240	W.PALM BEACH-FL	I-95 & 45th Street	2411 Metrocentre Blvd	West Palm Beach	FL	Palm Beach	33407-3151	6/12/1995
241	STUART- FL	I-95 & Route 76	7461 S W Lost River Road	Stuart	FL	Martin	34997-7453	10/2/1995
242	ARLINGTON- TX	Hwy 360 & Avenue J	1251 North Watson Road	Arlington	TX	Tarrant	76006-6123	8/7/1995
243	OLATHE- KS	I-35 & 119th Street	12101 South Strangline	Olathe	KS	Johnson	66062-5220	9/11/1995
244	ROCKFORD- IL	I-90 & State Road	730 North Lyford Road	Rockford	IL	Winnebago	61107-5314	8/7/1995
245	ALBUQUERQUE- NM	I-25 & San Antonio	5200 San Antonio Drive	Albuquerque	NM	Bernalillo	87109-4134	8/7/1995
246	DECATUR- IL	I-72 & US 51	5120 Hickory Point Frontage Rd	Decatur	IL	Macon	62526-9778	8/21/1995
247	CLEMMONS- NC	I-40 & SR 113	6420 Sessions Court	Clemmons	NC	Forsyth	27012-8930	9/11/1995
248	ASHLAND- VA	I-95 & SR 54	106 S Carter Rd	Ashland	VA	Hanover	23005-2233	10/2/1995
249	CONCORD- NC	I-85 & Earnhardt Road	1175 Copperfield Blvd.- NE	Concord	NC	Cabarrus	28025-2410	8/21/1995
250	VERO BEACH- FL	I-95 & S R 60	9380 19th Lane	Vero Beach	FL	Indian River	32966-3070	2/5/1996
251	SEFFNER- FL	I-4 & S R 579	6150 Lazy Days Blvd	Seffner	FL	Hillsborough	33584-2968	12/4/1995
252	EL PASO- TX	I-10 & Mesa Blvd	7540 Remcon Circle	El Paso	TX	El Paso	79912-3513	11/27/1995
253	LAS CRUCES- NM	I-10 & Hwy 28	1490 Hickory Drive	Las Cruces	NM	Dona Ana	88005-6551	2/12/1996
256	EDINBURGH- IN	I-65 & US Hwy. 31	11701 North US Highway 31	Edinburgh	IN	Bartholomew	46124-9000	10/2/1995
257	KALAMAZOO- MI	I-94 & 9th	5581 Cracker Barrel Dr	Kalamazoo	MI	Kalamazoo	49009-8449	12/4/1995
258	CHAMBERSBRG- PA	I-81 & Wayne Road	1162 Wayne Ave	Chambersburg	PA	Franklin	17202-2926	4/22/1996
261	ERIE- PA	I-90 & U.S. 19	7810 Interstate Drive	Erie	PA	Summit Township	16509-4676	8/26/1996
262	FREDERICK- MD	I-270 & State Route 85	7408 Shockley Drive	Frederick	MD	Frederick	21704-8362	7/1/1996
263	HARRISONBURG-VA	I-81 & U.S. 11	121 Plesant Valley Road	Harrisonburg	VA	Rockingham	22801-9726	4/15/1996
264	MOSS POINT- MS	I-10 & State Hwy 63	6805 Hwy 63 North	Moss Point .	MS	Jackson	39563-9473	11/27/1995
265	CRESTVIEW- FL	I-10 & State Hwy 85	201 Cracker Barrel Road	Crestview	FL	Okaloosa	32536-2228	11/27/1995
266	DESOTO- TX	I-35 & Wintergreen	1421 N Interstate 35 E	Desoto	TX	Dallas	75115-3510	2/5/1996
267	TITUSVILLE- FL	I-95 & SR50	4745 Helen Hauser Blvd.	Titusville	FL	Brevard	32780-2596	6/9/1997
268	PMBRKE PINES-FL	I-75 & Sheridan Street	1960 N W 150th Ave.	Pembroke Pines	FL	Broward	33028-2804	12/7/1998
269	HICKORY- NC	I-40 & Lenoir Rhyne Blvd	1250 13th Street Court SE	Hickory	NC	Catawba	28602-5195	3/18/1996
270	LOVELAND- CO	I-25 & US 34	5800 McWhinney Blvd	Loveland	CO	Larimar	80538-8839	4/1/1996
271	FAYETTEVILLE-NC	I-95 & SR53/210	1625 Jim Johnson Rd	Fayetteville	NC	Cumberland	28312-9126	10/28/1996
272	TUSCALOOSA- AL	I-59 & Skyland Blvd	4800 Doris Pate Drive	Tuscaloosa	AL	Tuscaloosa	35405-3557	9/23/1996
273	PRATTVILLE- AL	I-65 & State Hwy 14	796 Business Park Drive	Prattville	AL	Elmore	36066-7247	4/8/1996
274	PEARL- MS	I-20 & Pearson Road	410 Riverwind Drive	Pearl	MS	Rankin	39208-5900	4/1/1996
275	BRYANT- AR	I-30 & SR 183	218 W Commerce St	Bryant	AR	Saline	72022-2373	3/25/1996
276	CONWAY- AR	I-40 & US 65	525 Skyline Dr	Conway	AR	Faulkner	72032-3510	6/17/1996
277	GOODYEAR- AZ	I-10 & Litchfield	1209 N Litchfield RD	Goodyear	AZ	Maricopa	85395-1282	4/1/1996
278	W.MONROE- LA	I-20 & Thomas Road	309 Constitution Drive	West Monroe	LA	Ouachita Parrish	71292-8034	4/15/1996
279	ST.CHARLES- MO	I-70 & Fifth Street	901 Veterans Memorial Pkwy	Saint Charles	MO	St. Charles	63303-2120	6/3/1996
280	MARTINSBURG- WV	I-81 & Foxcroft	725 Foxcroft Avenue	Martinsburg	WV	Berkeley	25401-1839	7/22/1996
281	TROUTVILLE- VA	I-81 & US 220	3153 Lee Hwy	Troutville	VA	Botetourt	24175-6322	7/15/1996
282	VENICE- FL	I-75 & Jacaranda Blvd.	445 Commercial Court	Venice	FL	Sarasota	34292-1648	5/5/1997
283	HENDERSONVILLE	I-26 & Upward Road	105 Commercial Blvd	Flat Rock	NC	Henderson	28731-7747	7/1/1996
284	JACKSON- TN	I-40 & N.Highland Avenue	188 Vann Drive	Jackson	TN	Madison	38305-3936	7/22/1996
285	FOREST PARK- OH	I-275 & Winton Road	11993 Chase Plz	Forest Park	OH	Hamilton	45240-1943	9/2/1996
287	BOYNTON BEACH	I-95 & Woolbright Road	1475 Southwest 8th Street	Boynton Beach	FL	Palm Beach	33426-5877	10/21/1996
288	CONROE- TX	I-45 & League Line Road	1301 League Line Road	Conroe	TX	Montgomery	77304-3424	7/1/1996
289	ST.AUGUSTINE-FL	I-95 & SR16	2441 State Road 16	Saint Augustine	FL	St. Johns	32092-0701	1/13/1997
290	LAGRANGE- KY	I-71 & SR53	1414 East Crystal Drive	Lagrange	KY	Oldham	40031-1262	8/26/1996
291	FOGELSVILLE- PA	I-78 & SR100	7720 Main Street Suite 19	Fogelsville	PA	Lehigh	18051-1630	10/7/1996
292	PUEBLO- CO	I-25 & Eagleridge	4735 Elizabeth St North	Pueblo	CO	Pueblo	81008-2055	1/13/1997
293	HALFMOON- NY	I-87 & NYS RT 146	4 Tower Way	Clifton Park	NY	Saratoga	12065-4167	8/17/1998
294	HOLYOKE-MA	I-91 & Whiting Farms Rd	227 Whiting Farms Rd.	Holyoke	MA	Hampden	01040-2839	10/19/1998
295	PIQUA- OH	I-75 & US Hwy 36	980 E. Ash St.	Piqua	OH	Miami	45356-4104	8/10/1998
296	WEST OMAHA- NE	I-80 & Hwy 50	9409 S 142nd St.	Omaha	NE	Sarpy	68138-3640	9/28/1998
297	FLAGSTAFF- AZ	I-40 & Lucky Lane	2500 E. Lucky Lane	Flagstaff	AZ	Coconino	86004-8505	5/12/1997
298	LANCASTER- NY	I-90 & RT 78	6643 Transit Road	Williamsville	NY	Erie	14221-7212	11/18/1996
299	FRACKVILLE- PA	I-81 & PA 61	956 Schuylkill Mall	Frackville	PA	Schuylkill	17931-2521	9/14/1998
300	NEW STANTON-PA	I-70 & Center Avenue	154 W Pennsylvania Avenue	New Stanton	PA	Westmoreland	15672-9413	12/2/1996
301	BESSEMER- AL	I-59 & Academy Drive	5040 Academy Lane	Bessemer	AL	Jefferson	35022-5249	9/14/1998
302	WATERTOWN- NY	I-81 & SR12	1289 Coffeen Street	Watertown	NY	Jefferson	13601-1819	9/30/1996
303	SELLERSBURG- IN	I-65 & Hwy 311	350 Triangle Rd.	Sellersburg	IN	Clark	47172-1744	9/21/1998
304	VICKSBURG- MS	I-20 & Clay	4001 S. Frontage Road	Vicksburg	MS	Warren	39180-4464	11/4/1996
305	YUMA- AZ	I-8 & Hwy 95	1780 S Sunridge Drive	Yuma	AZ	Yuma	85365-2029	1/13/1997
306	CICERO- NY	I-81 & New York 31	8400 Pardee Road	Cicero	NY	Onondaga	13039-8518	11/4/1996
307	ROMEOVILLE- IL	I-55 & Weber Road	1295 Lakeview Drive	Romeoville	IL	Will	60446-3965	10/14/1996
308	BATESVILLE- MS	I-55 & State Hwy 6	225 Lakewood Dr	Batesville	MS	Panola	38606-3016	11/25/1996

Cracker Barrel Old Country Store, Inc.

COMPLETE LIST OF CRACKER BARREL OLD COUNTRY STORES / LOCATIONS (as of 7/29/2011)

Source: *Cracker Barrel Internal Data*

Store #	Name	Address1	Address2	City	State	County	ZipCode	Opening Date
309	WILSON- NC	I-95 & US 264	5006 Hayes Place West	Wilson	NC	Wilson	27896-9740	12/9/1996
310	SPRINGFIELD- OH	I-70 & State Road 72	105 West Leffel Lane	Springfield	OH	Clark	45506-3521	12/9/1996
311	JOHNSON CITY-TN	I-26 & Boones Creek Rd SR354	2692 Boones Creek Road	Johnson City	TN	Washington	37615-4448	1/13/1997
312	HAMBURG- PA	I-78 & SR 61	21 Industrial Drive	Hamburg	PA	Berks	19526-8768	1/13/1997
313	MURRELLS IN- SC	Hwy 17 & Tadlock	1303 Tadlock Drive	Murrells Inlet	SC	Horry	29576-7842	1/27/1997
314	LAYTON- UT	I-15 & Antelope Drive	1792 N. Heritage Park Blvd	Layton	UT	Davis	84041-1949	12/9/1996
315	OXFORD- AL	I-20 & Morgan Road	220 Leon Smith Parkway	Oxford	AL	Calhoun	36203-3443	1/20/1997
316	HATTIESBURG-MS	I-59 & SR 49	6659 Hwy 49	Hattiesburg	MS	Forrest	39401-3009	1/13/1997
317	E.GREENBUSH- NY	I-90 & Route 4	122 Troy Road	East Greenbush	NY	Renesselaer	12061-1025	3/10/1997
318	MILFORD- CT	I-95 & Woodmont Road	30 Research Drive	Milford	CT	New Haven	06460-8523	2/24/1997
319	ST. JOSEPH- MO	I-29 & Frederick Blvd	915 N. Woodbine Road	Saint Joseph	MO	Buchanan	64506-3003	2/17/1997
320	SULPHUR- LA	I-10 & Hwy 108	1100 Pintail Rd	Sulphur	LA	Calcashieu Parish	70665-6403	2/24/1997
321	CORPUS CHRISTI	N/A	4229 South Padre Island Drive	Corpus Christi	TX	Nueces	78411-4405	6/23/1997
322	BENBROOK- TX	I-20 & Winscott	8010 SW Loop 820	Benbrook	TX	Tarrant	76126-2015	2/17/1997
323	WEST VALLEY- UT	I-215 & 3500 South	2283 West City Center Court	West Valley City	UT	Salt Lake	84119-3462	4/14/1997
325	TULSA- OK	I-44 & 31st	8008 E. 31st Street	Tulsa	OK	Tulsa	74145-1338	3/24/1997
326	GREENVILLE- AL	I-65 & AL 185	381 Interstate Dr	Greenville	AL	Butler	36037-3765	3/10/1997
327	BURLESON- TX	I-35 & Alsbury	13301 South Freeway	Burleson	TX	Tarrant	76028-7025	3/31/1997
328	SANTEE- SC	I-95 & SC 6	250 Britain Street	Santee	SC	Orangeburg	29142-8936	3/31/1997
329	CHESTER- VA	I-95 & Virginia Route 10	12401 Red Water Creek Road	Chester	VA	Chesterfield	23831-2343	4/28/1997
330	MOORESVILLE- NC	I-77 & NC 150	123 Regency Center Drive	Mooresville	NC	Iredell	28117-6870	4/21/1997
331	PEORIA- AZ	U.S. 101 & Bell Road	16845 North 84th Avenue	Peoria	AZ	Maricopa	85382-4716	9/22/1997
332	ALMA- AR	I-40 & US 71 North	431 Hwy 71 North	Alma	AR	Crawford	72921-3208	4/21/1997
333	BEL AIR- MD	I-95 & MD 543	1440 Handlir Drive	Bel Air	MD	Harford	21015-6600	6/30/1997
334	PHOENIX- AZ	I-17 & Deer Valley Road	21611 N. 26th Avenue	Phoenix	AZ	Maricopa	85027-2496	1/19/1998
335	CHANDLER-AZ	I-10 & Chandler	5022 E Chandler Blvd	Phoenix	AZ	Maricopa	85048-0800	4/13/1998
336	BARBOURSVILL-WV	I-64 & US 60	3 Cracker Barrel Drive	Barboursville	WV	Cabell	25504-1622	5/5/1997
337	SPRINGVILLE- UT	I-15 & SR50	460 South 2000 West	Springville	UT	Utah	84663-5648	8/18/1997
338	GRANDVILLE- MI	I-196 & 44th Street	4340 Kenowa Avenue	Grandville	MI	Kent	49418-2258	7/7/1997
339	COMMERCE- GA	I-85 & US 441	138 Eisenhower Drive	Commerce	GA	Banks	30529-6227	8/4/1997
340	JONESVILLE- NC	I-77 & NC 67	1717 Nc Highway 67	Jonesville	NC	Yadkin	28642-9247	5/26/1997
341	JACKSONVILLE-FL	I-95 & J. Turner Butler Blvd	4680 Lenoir Avenue	Jacksonville	FL	Duval	32216-4033	6/16/1997
342	PENNSVILLE- NJ	I-295 & S. R. 49	427 North Broadway	Pennsville	NJ	Salem	08070-1002	9/1/1997
343	HENDERSON- NC	I-85 & Ruin Creek Road	1002 Ruin Creek Road	Henderson	NC	Vance	27536-3483	8/4/1997
344	MARANA- AZ	I-10 & Cortaro Road	8400 N Cracker Barrel Rd	Tucson	AZ	Pima	85743-8581	10/20/1997
345	DURHAM- NC	I-85 & Cole Mill Road	3703 Hillsborough Road	Durham	NC	Durham	27705-2905	11/10/1997
346	BILLINGS- MT	I-90 & King Road	5620 South Frontage Road	Billings	MT	Yellowstone	59101-6367	8/18/1997
347	RUSSELLVILLE-AR	I-40 & St.Hwy.7	211 East Harrell Drive	Russellville	AR	Pope	72802-2254	8/4/1997
348	BECKLEY- WV	I-64/77 & SR 3	2112 Harper Road	Beckley	WV	Raleigh	25801-2616	9/29/1997
350	FISHKILL- NY	I-84 & NY9	4 Merritt Blvd.	Fishkill	NY	Dutchess	12524-2943	1/25/1999
351	EDMOND- OK	I-35 & NE 122ND	4901 N.E. 122nd Street	Edmond	OK	Oklahoma	73013-8387	9/8/1997
352	HAMMOND- LA	I-55 & Hwy 190	201 Westin Oaks Drive	Hammond	LA	Tangipahoa	70403-3437	10/13/1997
353	GONZALES- LA	I-10 & Hwy 30	2313 South Tanger Blvd.	Gonzales	LA	Ascension Parish	70737-5743	10/27/1997
355	MT.STERLING- KY	I-64 & US 460	110 Stone Trace Road	Mount Sterling	KY	Montgomery	40353-9386	11/24/1997
356	GAFFNEY- SC	I-85 & SC105	8 Factory Shops Blvd	Gaffney	SC	Cherokee	29341-3321	11/10/1997
357	BROOKSVILLE- FL	I-75 & SR50	30405 Cracker Crossing	Brooksville	FL	Hernando	34602-8504	11/24/1997
358	FRANKFORT- KY	I-64 & Hwy 60	561 Bizzack Blvd	Frankfort	KY	Franklin	40601-	3/28/2011
359	BOISE- ID	I-84 & Overland/Cole	1733 South Cole Road	Boise	ID	Ada	83709-2810	2/16/1998
360	P FORGE/NORTH	US 441 at Sugar Hollow	2285 Parkway	Pigeon Forge	TN	Sevier	37863-2997	2/9/1998
361	KINGSLAND- GA	I-95 & Hwy 40	1200 BOONE AVE	Kingsland	GA	Camden	31548-5343	1/26/1998
362	GALLUP- NM	I-40 & Hwy 666	1480 West Maloney	Gallup	NM	McKinley	87301-3304	5/4/1998
363	GARNER- NC	I-40 & Hwy 42	5199 NC Highway 42 W	Garner	NC	Johnston	27529-8474	3/9/1998
364	ORMOND BEACH-FL	I-95 & State Route 40	125 Interchange Blvd	Ormond Beach	FL	Volusia	32174-1834	2/2/1998
365	LINCOLN- NE	I-80 & 27th Street	6700 North 27th Street	Lincoln	NE	Lancaster	68521-8951	1/26/1998
366	KANSAS CITY- MO	I-29 & Tiffany Springs Pkwy	7920 NW Tiffany Springs Pkwy	Kansas City	MO	Platte	64153-2310	2/2/1998
368	TRUSSVILLE- AL	I-59 & Chalkville Road	4710 Norrell Drive	Trussville	AL	Jefferson	35173-2634	2/23/1998
369	HAMMOND- IN	I-80/94 & Kennedy Avenue	7750 Corinne Drive	Hammond	IN	Lake	46323-3128	2/9/1998
370	ZANESVILLE- OH	I-70 & Underwood Street	225 Scenic Crest Drive	Zanesville	OH	Muskingum	43701-4090	3/16/1998
371	MEADVILLE- PA	I-79 & US 322	11311 Pennsylvania Avenue	Meadville	PA	Crawford	16335-3649	4/13/1998
372	W. MEMPHIS- AR	I-40/55 & 7th Street	1600 N 6TH Street	West Memphis	AR	Crittenden	72301-3210	3/9/1998
373	TEWKSBURY- MA	I-495 & SR 133	1795 Andover St.	Tewksbury	MA	Middlesex	01876-1129	2/22/1999
374	HARRISBURG- PA	I-81 & Progress Avenue	2525 Brindle Drive	Harrisburg	PA	Dauphin	17110-9704	3/16/1998
375	TEXARKANA- TX	I-30 Richmond Road	3302 St. Michaels Drive	Texarkana	TX	Bowie	75503-2354	3/2/1998
376	FAIRMONT- WV	I-79 & County Route 64	2206 Pleasant Valley Road	Fairmont	WV	Marion	26554-8569	3/30/1998
377	LAWTON- OK	I-44 & Gore Blvd.	601 E. Gore Blvd.	Lawton	OK	Comanche	73501-3061	4/6/1998
379	HOUSTON- TX	I-45 & Airtex	14765 N. Freeway	Houston	TX	Harris	77090-6503	4/20/1998
380	DEERFIELD- FL	I-95 & SW 10th Street	1250 South West 13th Way	Deerfield Beach	FL	Broward	33441-6255	5/18/1998
381	GREENVILLE- TX	I-30 & Hwy 34	3401 West I-30	Greenville	TX	Hunt	75402-7040	4/20/1998
382	HARRISON- OH	I-74 & New Haven Rd	615 Ring Road	Harrison	OH	Hamilton	45030-2766	5/18/1998
383	TWINSBURG- OH	I-480 & SR 82	2371 East Aurora Road	Twinsburg	OH	Summit	44087-1927	4/27/1998
384	DOTHAN- AL	Ross Clark Ave. & Hwy. 231 N	3431 Ross Clark Circle	Dothan	AL	Houston	36303-2579	4/13/1998
385	SHEFFIELD- OH	I-90 & North Ridge Rd	5205 Detroit Rd.	Sheffield Lake	OH	Lorain	44054-2902	8/10/1998
386	CLINTON- NJ	I-78 & 513	14 Frontage Road	Clinton	NJ	Hunterdon	08809-1270	11/9/1998
387	HENRIETTA- NY	I-390 & Hylan Drive	2075 Hylan Dr.	Rochester	NY	Monroe	14623-4219	12/14/1998
388	CASA GRANDE- AZ	I-10 & Florence Blvd	2281 E Florence Blvd.	Casa Grande	AZ	Pinal	85122-9179	5/25/1998
389	ST ROBERT- MO	I-44 & SR Y	128 St. Robert Blvd.	Saint Robert	MO	Pulaski	65584-3311	4/27/1998
391	LINCOLN- IL	I-55 & SR 10	1013 Heitmann Dr.	Lincoln	IL	Logan	62656-9600	11/2/1998
392	JUNCTION CITY	I-70 & E. Chestnut	115 N East St	Junction City	KS	Geary	66441-9465	11/2/1998
393	GAS CITY- IN	I-69 & RT 22	4984 Kay Bee Dr.	Gas City	IN	Grant	46933-6601	10/26/1998
394	CADIZ- KY	I-24 & US 68	74 Hospitality Ln.	Cadiz	KY	Trigg	42211-6738	10/26/1998
395	BROOKHAVEN- MS	I-55 & Brookway Blvd.	1207 Hampton Drive	Brookhaven	MS	Lincoln	39601-2699	10/12/1998
396	GADSDEN- AL	I-59 & Hwy.77	101 Taylor Drive	Gadsden	AL	Etowah	35904-8223	4/17/2000
400	SHELBYVILLE- IN	I-74 & SR 9	1898 N. Morristown Rd.	Shelbyville	IN	Shelby	46176-9407	12/14/1998
401	DUBLIN- GA	I-16 & Rte 441	104 Travel Center Blvd.	Dublin	GA	Laurens	31021-1240	1/25/1999
404	MATTOON- IL	I-57 & SR 16	1101 Charleston Ave. East	Mattoon	IL	Coles	61938-6213	1/25/1999
406	MT.ARLINGTON-NJ	I-80 & Howard Blvd	172 Howard Blvd.	Mount Arlington	NJ	Morris	07856-1308	1/29/2001
407	MISSOULA- MT	I-90 & Grant Creek	2929 Expo Pkwy.	Missoula	MT	Missoula	59808-8600	3/1/1999
410	DICKINSON- NY	I-81 & US Rt 11	876 Front St.	Binghamton	NY	Broome	13905-1542	3/1/1999
411	WESTAMPTON- NJ	Turnpike & CR 541	110 Hancock Lane	Mount Holly	NJ	Burlington	08060-4408	5/24/1999
412	LONDONDERRY- NH	I-93 & Rt 102- Exit 4	16 Nashua Rd	Londonderry	NH	Rockingham	03053-3315	2/14/2000
414	ARKADELPHIA- AR	I-30 & Ark 7	173 Valley St.	Arkadelphia	AR	Clark	71923-9634	1/25/1999
415	SHELBYVILLE- KY	I-64 & SR 53	1565 Mt. Eden Rd.	Shelbyville	KY	Shelby	40065-8896	4/5/1999
416	KINGMAN- AZ	I-40 & Stockton Hill Rd	3520 Stockton Hill Rd	Kingman	AZ	Mohave	86409-3005	4/5/1999
417	LOUISVILLE- KY	I-65 & Crittenden Dr	2701 Crittenden Dr	Louisville	KY	Jefferson	40209-1113	2/22/1999

Cracker Barrel Old Country Store, Inc.

COMPLETE LIST OF CRACKER BARREL OLD COUNTRY STORES / LOCATIONS (as of 7/29/2011)

Source: *Cracker Barrel Internal Data*

Store #	Name	Address1	Address2	City	State	County	ZipCode	Opening Date
418	ROOTSTOWN- OH	SR44 & I-76	4367 State route 44	Rootstown	OH	Portage	44272-9699	8/16/1999
419	WALTERBORO- SC	I-95 & Hwy 63	59 Cane Branch Rd.	Walterboro	SC	Colleton	29488-8321	8/2/1999
420	OWENSBORO- KY	Hwy 431 & Bypass 60	5311 Frederica St	Owensboro	KY	Daviess	42301-7445	4/26/1999
421	KERRVILLE- TX	I-10 & Hwy 16	2110 Sidney Baker	Kerrville	TX	Kerr	78028-2535	7/19/1999
422	WYTHEVILLE- VA	I-81/77 & Rt 52/11- EXIT 73	160 Lithia Rd.	Wytheville	VA	Wythe	24382-5120	12/6/1999
423	MORRISTOWN- TN	I-81 & US 25E	133 Cracker Road	Morristown	TN	Hamblen	37813-3960	3/8/1999
424	CALHOUN- GA	I-75 & SR 53	100 Cracker Barrel Dr.	Calhoun	GA	Gordon	30701-3974	8/9/1999
425	CANTON- GA	I-575 & Hwy 5	715 Transit Ave.	Canton	GA	Cherokee	30114-2572	4/19/1999
426	SPRINGDALE- AR	US 71 Bypass & US 412	3022 South 48th St.	Springdale	AR	Washington	72762-5819	6/21/1999
427	TUPELO- MS	US Hwy 45 & Barnes Crossing	1270 Cross Creek Dr.	Saltillo	MS	Lee	38866-5732	8/16/1999
428	CAVE CITY- KY	I-65 & Hwy 70/90	800 Happy Valley Street	Cave City	KY	Barren	42127-8412	5/17/1999
429	SMYRNA- TN	I-24 & Sam Ridley Pkwy	2697 Highwood Blvd.	Smyrna	TN	Rutherford	37167-9304	3/22/1999
430	LINDALE- TX	I-20 & Hwy 69	13821 US Hwy 69 North	Tyler	TX	Smith	75706-4641	12/14/1998
431	CARLISLE- PA	I-81 & Hanover Rt. 34	3 E. Garland Drive	Carlisle	PA	Cumberland	17013-4453	1/25/1999
433	ALEXANDRIA- LA	I-49 & Air Base Rd	6108 West Calhoun Dr.	Alexandria	LA	Rapides	71303-5067	5/31/1999
434	HAGERSTOWN- MD	I-70 & Rt 65- Exit 29	18214 Col. Henry K. Douglas Dr	Hagerstown	MD	Washington	21740-1562	11/29/1999
435	BLOOMSBURG- PA	I-80 & PA 24	228 Mall Blvd	Bloomsburg	PA	Columbia	17815-8389	9/20/1999
436	E WINDSOR- CT	I-91 & SR 140	145 Prospect Hill Rd.	East Windsor	CT	Hartford	06088-3610	9/20/1999
437	OTTAWA- IL	I-80 & US Hwy 231	4119 Columbus	Ottawa	IL	LaSalle	61350-9539	8/23/1999
438	GULFPORT- MS	I-10 & US Hwy 49	15255 Crossroads Pkwy.	Gulfport	MS	Harrison	39503-3570	3/18/2002
439	MOBILE- AL	Schillinger Rd & Old Gov. Road	845-A Schillinger Rd S.	Mobile	AL	Mobile	36695-8910	5/13/2002
440	KOKOMO- IN	US 31 & Kentucky Drive	404 Kentucky Dr.	Kokomo	IN	Howard	46902-7138	8/16/1999
441	WASHINGTON- PA	I-70 & US Rt 19	1008 Trinity Circle	Washington	PA	Washington	15301-2972	7/26/1999
442	LANCASTER- PA	US 30 & State Route 896	35 S. Willowdale Dr Suite 1822	Lancaster	PA	Lancaster	17602-1472	1/31/2000
443	CORYDON- IN	I-64 & SR 135	2393 Pacer Court NW	Corydon	IN	Harrison	47112-2075	8/2/1999
444	LAKE DELTON- WI	I-94/90 & US Highway 12	1295 WI Dells Pkwy South	Baraboo	WI	Sauk	53913-9417	10/11/1999
445	SIOUX FALLS- SD	I-29 & 26th Street	2409 S.Shirley Ave.	Sioux Falls	SD	Minnehaha	57106-4326	8/30/1999
446	ORANGEBURG- SC	I-26 & US 601	699 Citadel Rd	Orangeburg	SC	Orangeburg	29118-9720	9/20/1999
447	BISMARCK- ND	I-94 & Divide Avenue	1685 N Grandview Ln	Bismarck	ND	Burleigh	58503-0808	9/27/1999
448	COLUMBIA- SC	I-77 & LeGrand Road	2300 LeGrand Road	Columbia	SC	Richland	29223-5702	11/1/1999
449	PLYMOUTH MTG-PA	I-476 & I-276 PA Turnpike	2095 Gallagher Road	Plymouth Meeting	PA	Montgomery	19462-1704	11/20/2000
451	BEAUMONT- TX	I-10 & Walden Rd- Exit 848	5390 Walden Rd	Beaumont	TX	Jefferson	77705-4209	3/20/2000
452	COVENTRY- RI	I-95 & New London Turnpike	825 Centre of New England Blvd	Coventry	RI	Kent	02816-6069	11/22/1999
453	MADISONVILLE-KY	Pennyrile Pkwy & Hwy 85	1780 E. Center Street	Madisonville	KY	Hopkins	42431-2253	11/15/1999
454	SOMERSET- KY	US 27 & Lowes Drive	1899 S. Hwy 27	Somerset	KY	Pulaski	42501-2965	11/29/1999
455	ALBANY- GA	Westover Blvd. & Archwood Dr	1114 N. Westover Blvd.	Albany	GA	Dougherty	31707-6655	12/6/1999
456	CORDELE- GA	I-75 & US Hwy 280- Exit 33	1905 Central Avenue	Cordele	GA	Crisp	31015-2043	12/13/1999
457	JONESBORO- AR	Phillips Drive & Gilmore Dr	2621 Phillips Drive	Jonesboro	AR	Craighead	72401-7331	12/13/1999
458	SHAWNEE- OK	I-40 & Kickapoo	27 W. Interstate Pkwy.	Shawnee	OK	Pottawatomie	74804-1331	2/14/2000
459	WILMINGTON- NC	Market Street & College St	21 Van Campen Blvd	Wilmington	NC	New Hanover	28403-1639	4/24/2000
460	MURRAY- KY	US 641 & St. Hwy 121	650 N. 12th Street	Murray	KY	Calloway	42071-1651	8/7/2000
461	RALEIGH-AIRPORT	I-40 & Airport Blvd	955 Airport Blvd	Morrisville	NC	Wake	27560-9194	10/14/2002
462	STURBRIDGE- MA	I-84 & Rt 20	215 Charlton Rd	Sturbridge	MA	Worchester	01566-1216	9/25/2000
463	LYNCHBURG- VA	Rt. 29/501 & Route 460	3820 Wards Rd	Lynchburg	VA	Campbell	24502-2966	8/7/2000
464	TRAVERSE CTY-MI	US 31 & South Airport Road	3620 North Country Drive	Traverse City	MI	Grand Traverse	49684-4581	9/4/2000
465	MEMPHIS- TN	Hacks Cross Road & Nonconnah	8000 Lowrance Rd	Memphis	TN	Shelby	38125-2869	11/13/2000
466	SUNBURY- OH	I-71 & US 36/SR 37	60 Fourwinds Drive	Sunbury	OH	Delaware	43074-9673	4/24/2000
467	HOT SPRINGS- AR	M L King Expwy & Central Ave	170 Pakis Street	Hot Springs	AR	Garland	71913-6507	10/2/2000
468	N LITTLE RK-AR	I-40 & Spring Hill Drive	3101 Springhill Drive	North Little Rock	AR	Pulaski	72117-2912	3/6/2000
470	GALLATIN- TN	US 31E & HWY 109 Bypass	1005 Village Green Crossing	Gallatin	TN	Sumner	37066-7113	10/16/2000
471	FORT PAYNE- AL	I-59 & US 35	201 Cracker Barrel Row SW	Fort Payne	AL	Dekalb	35968-3366	4/8/2002
472	ELKTON- MD	I-95 & MD 279	300 Belle Hill Road	Elkton	MD	Cecil	21921-5110	2/19/2001
473	GREENWOOD- SC	US 72 Bypass & Commons Drive	101 Commons Drive	Greenwood	SC	Greenwood	29649-1335	12/10/2001
474	CLAIRSVILLE- OH	I-70 & Mall Rd.	67781 Mall Rd	Saint Clairsville	OH	Belmont	43950-1701	4/23/2001
475	DECATUR- AL	Hwy 67 @ Sandlin Rd	407 Beltline Rd SW	Decatur	AL	Morgan	35601-6375	5/27/2002
476	FLORENCE- AL	US 72 & Cox Creek	150 Cox Creek Pkwy. South	Florence	AL	Lauderdale	35630-3263	4/9/2001
477	FOLEY- AL	Hwy. 59 & CR 20	3150 S McKenzie Street	Foley	AL	Baldwin	36535-3434	4/30/2001
478	JACKSONVILLE-NC	Western Blvd US 17 & Henderson	1260 Western Blvd.	Jacksonville	NC	Onslow	28546-6653	5/28/2001
479	DESTIN- FL	US 98 & Hutchinson/Hwy 293	34930 Emerald Coast Pkwy	Destin	FL	Okaloosa	32541-3402	4/15/2002
480	PITTSBURGH- PA	US 60 & Robinson Town Ctr Blvd	200 Davis Blvd	Pittsburgh	PA	Allegheny	15275-1215	8/6/2001
481	ST PETERSBRG-FL	I-275 & 54th Avenue N &22nd St	2151 54th Avenue North	Saint Petersburg	FL	Pinellas	33714-2078	10/15/2001
482	ALTOONA- PA	I-99 and Plank Road	100 Charlotte Drive	Altoona	PA	Blair	16601-9350	11/11/2002
483	DANVILLE- KY	US 127 & 150 (127 Bypass)	40 Cassidy Avenue	Danville	KY	Boyle	40422-8457	6/24/2002
484	MT. LAUREL- NJ	State Route 73 at Atrium Rd	1240 Route 73	Mount Laurel	NJ	Burlington	08054-2214	7/22/2002
485	REHOBOTH BE- DE	State Route 1	19550 COASTAL HWY	REHOBOTH BEACH	DE	Sussex	19971-6120	1/28/2002
487	BLOOMINGTON- IN	SR 37 & SR 48	380 N. Jacob Drive	Bloomington	IN	Monroe	47404-4823	9/24/2001
488	LEESBURG- FL	US 441 & College Drive	9450 Hwy 441	Leesburg	FL	Lake	34788-4020	6/3/2002
489	CLERMONT- FL	SR 50 & Oakley Seaver Rd	1520 E. Hwy 50	Clermont	FL	Lake	34711-5125	3/4/2002
490	SANDUSKY- OH	US 250 & Hull Rd	4216 Milan Rd	Sandusky	OH	Erie	44870-5834	2/11/2002
491	SIMPSONVILLE-SC	I-385 & Fairview Rd	3954 Grandview Drive	Simpsonville	SC	Greenville	29680-3163	12/3/2001
492	CENTERVILLE- OH	I-675 & Wilmington Pike	5770 Wilmington Pike	Centerville	OH	Greene	45459-7003	1/28/2002
493	DRY RIDGE- KY	I-75 & Kentucky 22	1131 Fashion Ridge Rd	Dry Ridge	KY	Grant	41035-9609	11/26/2001
494	ALCOA- TN	US 129 & Louisville Rd	771 Louisville Rd	Alcoa	TN	Blount	37701-1846	5/20/2002
495	GREENVILLE- NC	Greenville Blvd & Memorial Dr	710 SW Greenville Blvd	Greenville	NC	Pitt	27834-6715	2/18/2002
497	WRENTHAM- MA	I-495 & SR 1A	1048 South Street Suite 40	Wrentham	MA	Norfolk	02093-2132	7/5/2004
498	TAMPA- FL	Bruce B. Downs & E. Bearrs Ave	3125 Cove Bend Drive	Tampa	FL	Hillsborough	33613-2740	9/16/2002
499	ORLANDO- FL	US 441 @ Deerfield @ SR 417	13300 S. Orange Blossom Trail	Orlando	FL	Orange	32837-6636	3/31/2003
500	JENSEN BEACH-FL	US 1	4101 Federal Hwy	Jensen Beach	FL	Martin	34957-3623	5/12/2003
502	MIDLOTHIAN- VA	US 360 & Huntington Blvd	4720 Craig Rath Blvd.	Midlothian	VA	Chesterfield	23112-6218	6/30/2003
503	ALTAMONTE SP-FL	I-4 & Hwy 436	285 Douglas Avenue	Altamonte Springs	FL	Seminole	32714-3333	12/9/2002
504	HAMILTON- NJ	I-195 & US 130	825 Market Place Blvd.	Hamilton Township	NJ	Mercer	08691-2118	3/31/2003
505	ATHENS- GA	SR 316 & Epps Bridge Pkwy.	1913 Epps Bridge Pkwy	Athens	GA	Oconee	30606-6130	10/14/2002
506	BRADENTON- FL	Cortez Road	2203 Cortez Road West	Bradenton	FL	Manatee	34207-1245	3/22/2004
507	MILFORD- OH	I-275 & US 50	475 River's Edge Drive	Milford	OH	Clermont	45150-2589	10/14/2002
508	BROOKLYN- OH	I-480 & Tiedman Road	5100 Tiedeman Rd	Brooklyn	OH	Cuyahoga	44144-2306	11/18/2002
509	DOWNINGTOWN-PA	US 30 & Business US 30	1215 E. Lancaster Avenue	Downingtown	PA	Chester	19335-3357	12/9/2002
510	CHARLESTON- WV	I-64 @ MacCorkle SR61	5720 MacCorkle Ave SE	Charleston	WV	Kanawha	25304-2804	3/17/2003
511	JACKSONVILLE-FL	Hwy 441 & Regency Square Blvd	438 Commerce Ctr. Drive	Jacksonville	FL	Duval	32225-8196	2/3/2003
512	WILKES-BARRE-PA	I-81 & Highland Park Blvd	2320 Wilkes Barre Township Mar	Wilkes Barre	PA	Luverne	18702-6060	10/13/2003
513	LAKELAND- TN	I-40 & Canada Road	9649 East Davies Plantation Rd	Lakeland	TN	Shelby	38002-7902	8/30/2004
514	SEVIERVILLE- TN	US 66 & US 441	690 Winfield Dunn Pkwy	Sevierville	TN	Sevier	37876-5510	2/3/2003
515	MCDONOUGH- GA	I-75 & Highway 20	1124 Hwy 20 W	McDonough	GA	Henry	30253-6520	12/9/2002
516	WARNER ROBIN-GA	Waston Blvd. & Carl Vinson Pky	2700 Watson Blvd.	Warner Robins	GA	Houston	31093-2988	2/3/2003
517	OKEMOS- MI	I-96 & Okemos Rd	2285 Woodlake Drive	Okemos	MI	Ingham	48864-5934	5/19/2003

Cracker Barrel Old Country Store, Inc.

COMPLETE LIST OF CRACKER BARREL OLD COUNTRY STORES / LOCATIONS (as of 7/29/2011)

Source: *Cracker Barrel Internal Data*

Store #	Name	Address1	Address2	City	State	County	ZipCode	Opening Date
519	MELBOURNE- FL	Palm Bay Road & Dairy Road	1175 Palm Bay Rd.	Melbourne	FL	Brevard	32905-3726	6/30/2003
520	ORLANDO- FL	Semoran Blvd (SR 436)& Butler	6699 S. Semoran Blvd	Orlando	FL	Orange	32822-3219	5/12/2003
521	WHITE HOUSE- TN	I-65 & Hwy 76	370 Hester Drive	White House	TN	Robertson	37188-9255	5/26/2003
522	LOUISVILLE- KY	I-265 & Bardstown Rd	10150 Brookridge Village Blvd.	Louisville	KY	Jefferson	40291-4448	7/7/2003
523	COLUMBUS- GA	US Hwy 80 & Bradley Park Drive	1500 Bradley Park Dr.	Columbus	GA	Muscogee	31904-3001	5/5/2003
524	LADY LAKE- FL	US HWY 27 / 441 & NE 136th Ave	13637 N US Highway 27	Lady Lake	FL	Sumter	32159-8923	8/18/2003
525	WILLOUGHBY- OH	I-90 & SOM Center Rd	6055 SOM Center Rd	Willoughby	OH	Lake	44094-9153	8/18/2003
526	FT. WAYNE- IN	I-469 & SR 37	10427 E. Maysville Rd	Fort Wayne	IN	Allen	46835-9762	4/5/2004
527	FT. MYERS- FL	I-75 & Daniels Parkway	10090 Daniels Parkway	Fort Myers	FL	Lee	33913-7724	2/9/2004
528	MAUMEE- OH	I-475 @ Dussel Rd	1395 Ford Street	Maumee	OH	Lucas	43537-1732	11/17/2003
529	OSCEOLA- FL	US 192 & Silk Road	7878 W. Irlo Bronson Memorial	Kissimmee	FL	Osceola	34747-1738	1/19/2004
530	BRENTWOOD- TN	Mallory Lane & Bakers BridgeRd	1735 Mallory Lane	Brentwood	TN	Williamson	37027-7986	11/17/2003
531	CALVERT CITY-KY	I-24 & Hwy 62	314 Kennedy Avenue	Calvert City	KY	Marshall	42029-8589	9/29/2003
532	DAVENPORT- FL	I-4 @ US 27	111 Dunson Lane	Davenport	FL	Polk	33896-8315	5/17/2004
533	O'FALLON- MO	I-64/US Hwy.K 40/Ave.	120 Progress Point Ct	OFallon	MO	St. Charles	63368-2244	5/31/2004
534	VALRICO- FL	SR 60 & Valrico Road	1880 State Road 60 E	Valrico	FL	Hillsborough	33594-3622	3/29/2004
535	LARGO- FL	Ulmerton Road/SR 686	4011 Ulmerton Rd.	Clearwater	FL	Pinellas	33762-4106	5/2/2005
536	FERGUSON- MO	I-270 & New Halls Ferry Road	10915 New Halls Ferry Rd	Ferguson	MO	St. Louis	63136-4434	2/9/2004
537	FREDERICKSBURG	I-95 & US Rt.3 (Plank Road)	1971 Carl D. Silver Pkwy.	Fredericksburg	VA	Spotsylvania	22401-4968	6/21/2004
538	BAY CITY- MI	I-75 & Wilder Road	2854 E. Wilder Rd	Bay City	MI	Bay (Monitor Twp)	48706-9213	1/26/2004
539	DUNN- NC	I-95 & US Hwy 421	1102 E. Cumberland Rd	Dunn	NC	Harnett	28334-5137	4/5/2004
541	AUBURN- IN	I-69 & SR 8	1410 Shook Drive	Auburn	IN	Dekalb	46706-9590	3/1/2004
542	SCOTTSBURG- IN	I-65 & SR 56	1265 Alan Street	Scottsburg	IN	Scott	47170-1111	5/24/2004
543	LITHIA SPRGS-GA	I-20 & Thornton Rd	970 W. Pointe Ct.	Lithia Springs	GA	Douglas	30122-3237	7/19/2004
544	COLUMBIA- TN	I-65 & US 412 / TN 99	1534 Bear Creek Pike	Columbia	TN	Maury	38401-7650	2/16/2004
545	FLORIDA CITY-FL	FL Turnpike & US 1	155 N. Krome Avenue	Florida City	FL	Miami-Dade	33034-3406	2/19/2007
546	KNOXVILLE- TN	I-640 & Millertown Pike	2920 South Mall Rd	Knoxville	TN	Knox	37917-2121	5/3/2004
547	TAMPA- FL	SR580 @ Racetrack Rd	13833 W. Hillsborough Avenue	Tampa	FL	Hillsborough	33635-9655	6/27/2005
549	BEREA- KY	I-75 & Kentucky Hwy 21	101 McKinney Drive	Berea	KY	Madison	40403-1688	5/9/2005
550	MECHANICSBUR-PA	I-76 & US 15	395 Cumberland Pkwy	Mechanicsburg	PA	Cumberland	17055-5673	1/31/2005
551	MEBANE- NC	I-40/85 & NC Hwy 119	135 Spring Forrest Drive	Mebane	NC	Alamance	27302-7184	7/19/2004
553	SHARONVILLE- OH	I-75 & Sharon Road	2255 Sharon Rd	Sharonville	OH	Hamilton	45241-1870	12/6/2004
554	GREENFIELD- IN	I-70 & State Route 9	2265 N State St.	Greenfield	IN	Hancock	46140-9084	10/18/2004
555	SHREWSBURY- PA	I-83 and SR 851	13600 Wolfe Rd	New Freedom	PA	York	17349-9351	3/7/2005
556	LONDON- KY	I-75 & State Route 80	80 Alamo Drive	London	KY	Laurel	40741-6604	11/29/2004
557	SPANISH FORT-AL	I-10 & Hwy 181	30227 Eastern Shore Ct.	Spanish Fort	AL	Baldwin	36527-5800	11/8/2004
558	CALERA- AL	I-65 & US 31	199 Supercenter Drive	Calera	AL	Shelby	35040-5193	11/29/2004
559	HAMPTON- VA	I-64 & Mercury Blvd	106 Market place Dr	Hampton	VA	Hampton	23666-3118	5/9/2005
560	EMPORIA- VA	I-95 & US Route 58	103 Sadler Lane	Emporia	VA	Greensville	23847-1542	10/11/2004
561	LAGRANGE- GA	I-85 & Hwy 109	105 Hoffman Drive	LaGrange	GA	Troup	30241-3694	1/31/2005
562	RINGGOLD- GA	I-75 & Hwy 151	50 Biscuit Way	Ringgold	GA	Catoosa	30736-3161	9/13/2004
564	S.GREENSBORO-NC	I-85 & South Helm-Eugene St	3701 Elmsley Ct	Greensboro	NC	Guilford	27406-9501	8/8/2005
565	KIMBALL- TN	I-24 & US 72	550 Kimball Crossing Drive	Kimball	TN	Marion	37347-5600	4/18/2005
566	MYRTLE BEACH-SC	US 17 & Pine Island Rd	1208 N. Retail Court	Myrtle Beach	SC	Horry	29577-9626	5/2/2005
567	HERCULANEUM- MO	I-55 & McNutt Street	1193 Scenic Drive	Herculaneum	MO	Jefferson	63048-1407	9/26/2005
568	WAYNESBORO- VA	I-64 & Route 340	101 Appletree Lane	Waynesboro	VA	Augusta	22980-7481	12/6/2004
569	SHILOH- IL	I-64 & Green Mount Rd	3160 Green Mount Crossing Dr	Shiloh	IL	St. Clair	62269-7282	2/21/2005
570	SOUTH HILL- VA	I-85 & US Route 58	1400 Country Lane	South Hill	VA	Mecklenburg	23970-5119	3/21/2005
573	LENOIR CITY- TN	I-75 & US 321	325 Ft Loudoun Medical Cent Dr	Lenoir City	TN	Loudoun	37772-5677	5/30/2005
574	MONTGOMERY- AL	I-85 & Hwy 80	9191 Boyd-Cooper Pkwy.	Montgomery	AL	Montgomery	36117-7581	6/6/2005
576	SAN ANTONIO- TX	I-410 & Hwy 151	323 SW Loop 410	San Antonio	TX	Bexar	78245-2167	6/27/2005
577	JACKSONVILLE-FL	I-10 & Chaffee Road	502 Chaffee Point Road	Jacksonville	FL	Duval	32221-4108	10/24/2005
578	CONCORD MILL-NC	I-85 & Speedway Blvd	7809 Lyles Lane	Concord	NC	Cabarrus	28027-7193	6/20/2005
579	POWDERSVILLE-SC	I-85 & Highway 153	591 Hwy 183	Piedmont	SC	Anderson	29673-8207	1/30/2006
580	BIRMINGHAM- AL	I-459 & US 280	3415 Colonnade Pkwy	Birmingham	AL	Jefferson	35243-2356	9/12/2005
581	ASHEVILLE- NC	I-240 & Tunnel Road	34 Tunnel Road	Asheville	NC	Buncombe	28805-1230	8/8/2005
582	WOODSTOCK- VA	I-81 & Hwy 42	451 West Reservoir Rd	Woodstock	VA	Shenandoah	22664-2005	8/15/2005
583	WEATHERFORD- TX	I-20 & Hwy 51	132 East Interstate 20	Weatherford	TX	Parker	76087-8556	8/1/2005
584	ADAIRSVILLE- GA	I-75 & SR 140	941 Hwy 140	Adairsville	GA	Bartow	30103-2202	9/18/2006
586	KODAK- TN	I-40 & Highway 66	154 Stadium Drive	Kodak	TN	Sevier	37764-1574	1/30/2006
588	BRASELTON- GA	I-85 & GA Route 53	301 Exchange Way	Braselton	GA	Jackson	30517-3529	10/10/2005
589	JACKSONVILLE-FL	I-95 & Airport Road	13250 City Station Dr	Jacksonville	FL	Duval	32218-7227	5/22/2006
590	SULLIVAN- MO	I-44 & State Route 185	701 W. Springfield Rd	Sullivan	MO	Franklin	63080-1547	11/14/2005
591	INDIANAPOLIS-IN	I-465 & US 421	9340 Michigan Road	Indianapolis	IN	Marion	46268-1125	4/3/2006
592	RICHMOND- VA	I-64 & Gaskins Rd	3620 Mayland Court	Richmond	VA	Henrico	23233-1409	2/19/2007
593	MADISON- GA	I-20 & US 441/29	2003 Eatonton Rd	Madison	GA	Morgan	30650-5004	5/15/2006
594	ABILENE- TX	I-20 & State Hwy 351	1602 Hwy 351	Abilene	TX	Taylor	79601-4746	12/5/2005
595	BUDA- TX	I-35 & Loop 4	550 COUNTY ROAD 117	BUDA	TX	Hays	78610-5007	12/5/2005
598	TREVOSE- PA	I-276 & Route 1 @ Rock Hill Rd	3611 Horizon Blvd	Trevose	PA	Bucks	19053-4913	3/20/2006
599	PELL CITY- AL	I-20 & Hwy 231	260 VAUGHAN LN	PELL CITY	AL	St. Clair	35125-3887	7/23/2007
600	GAINSVILLE- TX	I-35 & FM 1202	4327 N I-35	Gainesville	TX	Cooke	76240-1900	3/13/2006
601	WHEELING- WV	I-70 & Cabella Dr	127 Fort Henry Rd	Triadelphia	WV	Ohio	26059-1014	4/10/2006
602	ST. GEORGE- UT	I-15 & Bluff Street	1736 Convention Center Dr	Saint George	UT	Washington	84790-6926	5/15/2006
603	BELLEVIEW- FL	I-75 & SR 484	13561 SW 17th Ct.	Ocala	FL	Marion	34473-9035	11/6/2006
605	FRONT ROYAL- VA	I-66 & Rt. 522	15 RIVERTON COMMONS PLAZA	FRONT ROYAL	VA	Warren	22630-6768	12/3/2007
606	ROCKY MOUNT- NC	I-95 & US 64	238 Enterprise Dr.	Rocky Mount	NC	Nash	27804-9557	11/27/2006
607	FORT MILL- SC	I-77 & US 21	295 Carowinds Blvd.	Fort Mill	SC	York	29708-6203	6/19/2006
608	STEVENSVILLE-MD	Route 50 & Thompson Creek Rd	115 Blue Jay Ct	Stevensville	MD	Queen Anns	21666-2667	11/17/2008
609	GRAPEVINE- TX	SR 121 & SR 26	2700 Grapevine Mills Pkwy	Grapevine	TX	Tarrant	76051-0921	10/23/2006
610	OOLTEWAH- TN	I-75 & Old Lee Hwy	8852 Old Lee Hwy	Ooltewah	TN	Hamilton	37363-8658	10/2/2006
611	ALPHARETTA- GA	Hwy.400 & Winward Pkwy.	5580 Windward Pkwy.	Alpharetta	GA	Fulton	30004-3885	12/11/2006
612	HUNTSVILLE- AL	Hwy 231 & Drake Avenue	2001 Drake Ave SW	Huntsville	AL	Madison	35801-5608	10/2/2006
613	BREMEN- GA	I-20 & SR 27	106 Price Creek Rd	Bremen	GA	Carroll	30110-2551	10/2/2006
614	BRISTOL- VA	I-81 & Old Airport Rd	125 Village Circle	Bristol	VA	N/A	24201-4301	11/20/2006
615	BUCKEYE- AZ	I-10 & Watson Road	606 S. Watson Road	Buckeye	AZ	Maricopa	85326-3420	9/17/2007
617	ALBUQUERQUE- NM	I-40 & Coors Blvd	5700 Redlands Rd. NW	Albuquerque	NM	Bernalillo	87120-1761	4/2/2007
618	MESA- AZ	Loop 202 & Dobson Rd	1007 N. Dobson Rd	Mesa	AZ	Maricopa	85201-7574	5/21/2007
619	GLENDALE- AZ	Loop 101 & Glendale Avenue	9312 W. Glendale Ave.	Glendale	AZ	Maricopa	85305-9400	1/29/2007
623	SHERMAN- TX	US 75 & Loy Lake Rd	3501 N US Hwy 75	Sherman	TX	Grayson	75090-2575	5/14/2007
625	SALISBURY- NC	I-85 & Innes St	1070 Free Land Drive	Salisbury	NC	Rowan	28144-5173	9/24/2007
626	NEW PORT RICHEY	Hwy 19 & Gulf Drive	5341 US Highway 19	New Port Richey	FL	Pasco	34652-3969	4/21/2008
628	FLETCHER- NC	I-26 & Airport Rd	344 Rockwood Rd	Arden	NC	Buncombe	28704-8514	3/26/2007
629	CHESAPEAKE- VA	I-64 & Greenbrier Parkway	1440 Greenbrier Pkwy	Chesapeake	VA	Chesapeake	23320-2831	9/10/2007
630	HENDERSONVILLE	Indian Lake Blvd & Vietnam Pkw	213 Indian Lake Blvd	Hendersonville	TN	Sumner	37075-6214	3/3/2008

Cracker Barrel Old Country Store, Inc.

COMPLETE LIST OF CRACKER BARREL OLD COUNTRY STORES / LOCATIONS (as of 7/29/2011)

Source: Cracker Barrel Internal Data

Store #	Name	Address1	Address2	City	State	County	ZipCode	Opening Date
631	WICHITA FALL TX	I-44 & Sierra Drive	2400 Sierra Dr	Wichita Falls	TX	Wichita	76306-4936	9/3/2007
632	HENDERSON- KY	US Hwy 60 & Barrett Rd	2130 US Highway 60 E	Henderson	KY	Henderson	42420-2443	6/18/2007
633	LUBBOCK- TX	Hwy 82 & Milwaukee Extension	5018 Milwaukee Ave	Lubbock	TX	Lubbock	79407-3807	7/23/2007
634	LITTLE ROCK- AR	I-430 & Shackleford Road	2618 S Shackleford Road	Little Rock	AR	Pulaski	72205-6916	10/22/2007
635	IRMO- SC	I-26 & Lake Murray Road	1140 Kinley Road	Irmo	SC	Richland	29063-9633	10/29/2007
636	OWASSO- OK	Highway 169 & 96th Street	9475 N. Owasso Expressway	Owasso	OK	Tulsa	74055-5328	11/5/2007
637	MIDLAND- TX	Loop 250 & Wadley Avenue	3108 N Loop 250 West	Midland	TX	Midland	79707-XXXX	11/12/2007
639	SPRING HILL- TN	Saturn Pkwy & US 31	2020 Crossings Cir	Spring Hill	TN	Maury	37174-2779	2/11/2008
640	MORGANTOWN- WV	I-79 & Hwy 19/7	2000 University Town Centre Dr	Morgantown	WV	Monongalia	26501-2272	12/3/2007
641	BUFORD- GA	I-985 & Friendship Road	4758 Lanier Islands Parkway	Buford	GA	Hall	30518-9001	3/10/2008
642	COLUMBIA- SC	Clemson Rd. & Two Notch Rd.	253 Forum DR	Columbia	SC	Richland	29229-7934	4/28/2008
645	MCALLEN- TX	Expressway 83 & Ware Rd	3817 W Expressway 83	McAllen	TX	Hidalgo	78503-8145	3/24/2008
647	WINTERGARDEN-FL	CR535 & Daniels Rd	3316 Daniels Rd	Winter Garden	FL	Orange	34787-7019	6/16/2008
649	SPRING HILL- FL	US 19 & Wendy Court	1371 Commercial Way	Spring Hill	FL	Hernando	34606-4521	10/27/2008
651	NICHOLASVILLEKY	US Hwy 27 & Brannon Road	4089 Lexington Rd	Nicholasville	KY	Jessamine	40356-9242	9/21/2009
652	CHESAPEAKE- VA	I-664&PORTSMOUTH BLVD.	4700 PORTSMOUTH BLVD.	Chesapeake	VA	N/A	23321-1420	11/2/2009
653	HARKER HEIGHTS	US 190 & FM 2410	201 E Central TX Expy	Harker Heights	TX	Bell	76548-1887	10/20/2008
655	PRESCOTT- AZ	Hwy 69 & Sun Dog Ranch Rd	5707 E State Route 69	Prescott Valley	AZ	Yavapai	86314-2801	9/22/2008
657	EVANS- GA	Belair Road & Washington Rd	544 N Belair Rd	Evans	GA	Columbia	30809-3105	9/22/2008
658	CHESAPEAKE- VA	Hwy 168 & Edinburgh Pkwy	217 Hillcrest Pkwy	Chesapeake	VA	Pleasant Grove Borough	23322-2485	2/2/2009
659	RICHMOND- VA	I-64 & Laburnum Ave	4435 S Laburnmu Ave	Richmond	VA	Henrico	23231-2419	12/1/2008
663	MATTHEWS- NC	E Independence Blvd & Hwy 74	9330 E Independence Blvd	Matthews	NC	Mecklenburg	28105-4508	12/1/2008
664	GUNTERSVILLE AL	US 431 & Red Barn Rd	11635 US Highway 431	Guntersville	AL	Marshall	35976-5667	11/3/2008
665	S PORTLAND- ME	I-95 & Maine Mall Road	357 Maine Mall Rd.	South Portland	ME	Cumberland	04106-XXXX	11/1/2010
667	DUNCAN- SC	I-85 & HWY 290	1525 E Main St	Duncan	SC	Spartanburg	29334-9218	2/2/2009
668	PEARLAND-TX	NWQ Hwy 288&McHard Rd.	11019 Shadow Creek Pkwy	Pearland	TX	Brazoria	77584-7401	9/7/2009
673	ROSENBERG- TX	HWY 59 & FM762	23801 SW FWY	ROSENBERG	TX	Fort Bend	77471-5969	11/2/2009
675	SANFORD- NC	NC HWY 87 & US HWY 421	3212 NC 87 HWY. SOUTH	Sanford	NC	Lee	27330-XXXX	9/7/2009
676	BRYAN TX	Hwy. 6 & Briarcrest Dr.	3110 Briarcrest Dr	Bryan	TX	Brazos	77802-	2/22/2010
677	VA BEACH- VA	Lynnhaven Pkwy & International	757 Lynnhaven Pkwy	Virginia Beach	VA	N/A	23452-XXXX	9/6/2010
678	SUMMERVILLE-SC	I-26&Hwy 178A	1370 N Main St.	Summerville	SC	Berkeley	29483-XXXX	9/6/2010
679	KINGWOOD-TX	US Hwy 59 & North Park Dr.	24400 Eastex Freeway	Kingwood	TX	Montgomery	77339-XXXX	10/4/2010
681	STATE COLL- PA	I-99 & Waddle Rd	215 Colonnade Blvd	State College	PA	Centre	16803-	6/27/2011
682	HARTSELLE- AL	I 65 & SR 36	1909 Uncle Herschel Way S.E.	Hartselle	AL	Morgan	35640-	1/31/2011
685	STATESBORO- GA	301 Bypass & Brannen St. Ext	216 Henry Blvd	Statesboro	GA	Bulloch	30458-	3/7/2011
686	COVINGTON- LA	I-12 & Hwy 21	8001 Pinnacle Pkwy.	Covington	LA	St. Tammany Parish	70433-XXXX	5/23/2011
687	WALDORF- MD	Hwy 301& Smallwood Drive	3742 Crain Hwy.	Waldorf	MD	Charles	20602-XXXX	4/4/2011
688	STH PINES- NC	US 15/501	10975 US Hwy. 15-501	Southern Pines	NC	Moore	28387-XXXX	7/11/2011
692	TEMPLE- TX	I-35 & SR 363/53	3687 S General Bruce Dr	Temple	TX	Bell	76504-6332	2/23/2009

Count
603

Total by State

AL	29
AR	11
AZ	13
CO	4
CT	2
DE	1
FL	58
GA	42
IA	3
ID	1
IL	22
IN	27
KS	4
KY	31
LA	10
MA	4
MD	6
ME	1
MI	16
MN	1
MO	17
MS	11
MT	2
NC	36
ND	1
NE	2
NH	1
NJ	6
NM	4
NY	8
OH	31
OK	7
PA	22
RI	1
SC	23
SD	1
TN	50
TX	44
UT	4
VA	31
WI	5
WV	10
42	603

Exhibit E

(see attached)

Source: *Cracker Barrel's Annual Report on Form 10-K for the Fiscal year ended July 29, 2011*

Index

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED STATEMENTS OF INCOME

	(In thousands except share data) Fiscal years ended July 29, 2011	July 30, 2010	July 31, 2009
Total revenue	$ 2,434,435	$ 2,404,515	$ 2,367,285
Cost of goods sold	772,471	745,818	764,909
Gross profit	1,661,964	1,658,697	1,602,376
Labor and other related expenses	904,229	908,211	916,256
Other store operating expenses	451,957	437,136	421,594
Store operating income	305,778	313,350	264,526
General and administrative expenses	139,222	145,882	120,199
Impairment and store dispositions, net	(625)	2,800	2,088
Operating income	167,181	164,668	142,239
Interest expense	51,490	48,959	52,177
Income before income taxes	115,691	115,709	90,062
Provision for income taxes	30,483	30,451	24,105
Income from continuing operations	85,208	85,258	65,957
Loss from discontinued operations, net of tax	--	--	(31)
Net income	$ 85,208	$ 85,258	$ 65,926
Basic net income per share:			
Income from continuing operations	$ 3.70	$ 3.71	$ 2.94
Loss from discontinued operations, net of tax	--	--	--
Net income per share	$ 3.70	$ 3.71	$ 2.94
Diluted net income per share:			
Income from continuing operations	$ 3.61	$ 3.62	$ 2.89
Loss from discontinued operations, net of tax	--	--	--
Net income per share	$ 3.61	$ 3.62	$ 2.89
Basic weighted average shares outstanding	22,998,200	23,007,856	22,458,971
Diluted weighted average shares outstanding	23,634,675	23,579,752	22,787,633

See Notes to Consolidated Financial Statements.

<u>Exhibit F</u>

(see attached)

Total revenue was comprised of the following at:

	2011	2010	2009
Restaurant	$ 1,934,049	$ 1,911,664	$ 1,875,688
Retail	500,386	492,851	491,597
Total revenue	$ 2,434,435	$ 2,404,515	$ 2,367,285

9. Impairment and Store Dispositions, Net

Impairment and store dispositions, net consisted of the following at:

	2011	2010	2009
Impairment	$ 3,219	$ 2,672	$ 2,088
Gains on disposition of stores	(4,109)	--	--
Store closing costs	265	128	--
Total	$ (625)	$ 2,800	$ 2,088

During 2011, as part of the Company's cost reduction and organization streamlining initiative (see Note 13), the Company recorded an impairment charge of $1,044 for office space that is expected to be sold within one year. Additionally, during 2011, the Company determined that one leased store was impaired, resulting in an impairment charge of $2,175. During 2010, the Company also determined that one leased store was impaired, resulting in an impairment charge of $2,263. Each of these leased stores was impaired because of declining operating performance and resulting negative cash flow projections. Additionally, during 2010, the Company closed one store, which resulted in an impairment charge of $409. The decision to close this store was because of its age, expected future capital expenditure requirements and declining operating performance. The Company also incurred store closing costs of $84 and $128, respectively, in 2011 and 2010 related to this closed store. The store closing costs included employee termination benefits and other costs. See Note 3 for information related to the determination of the fair value for these stores and office space.

During 2009, one owned store was determined to be impaired, resulting in charges of $933. This store was impaired because of lower cash flow projections. Additionally, during 2009, the Company recorded a total impairment of $1,155 on office space, property adjacent to the office space and the Company's management trainee housing facility. The decision to impair these properties resulted from changes in the Company's planned use of these properties.

During 2011, the Company's gain on disposition of stores included gains resulting from the sale of two closed stores and a condemnation award resulting from an eminent domain proceeding. The Company received net proceeds of $1,054 from the sale of the two closed stores, which resulted in a gain of $485. The condemnation award consisted of net proceeds of $6,576, which resulted in a gain of $3,624. In 2011, the Company closed the store on which the condemnation award was received and incurred store closing costs of $181, which included employee termination benefits and other costs.

10. Leases

As of July 29, 2011, the Company operated 199 stores in leased facilities and also leased certain land and advertising billboards.

Rent expense under operating leases, excluding leases for advertising billboards and including the sale-leaseback transactions discussed below, for each of the three years was:

Year	Minimum	Contingent	Total
2011	$ 39,391	$ 179	$ 39,570
2010	39,793	519	40,312
2009	33,929	535	34,464

Exhibit G

(see attached)

13. Restructuring

In July 2011, as part of its cost reduction and organization streamlining initiative, the Company eliminated approximately 60 management and staff positions. Most of the employees affected worked in the Company's headquarters in Lebanon, Tennessee, and the restructuring did not affect any store positions. As a result, in the fourth quarter of 2011, the Company incurred severance charges of $1,768, which are recorded in general and administrative expenses. The total amount of the severance charges that were paid as of July 29, 2011, was $189; the remaining accrual amount of $1,579 is recorded in accrued employee compensation in the Consolidated Balance Sheet as of July 29, 2011.

14. Income Taxes

Significant components of the Company's net deferred tax liability consisted of the following at:

	July 29, 2011	July 30, 2010
Deferred tax assets:		
Financial accruals without economic performance	$ 56,954	$ 60,687
Other	15,068	9,821
Deferred tax assets	$ 72,022	$ 70,508
Deferred tax liabilities		
Excess tax depreciation over book	$ 90,361	$ 79,503
Other	28,033	25,719
Deferred tax liabilities	118,394	105,222
Net deferred tax liability	$ 46,372	$ 34,714

The Company provided no valuation allowance against deferred tax assets recorded as of July 29, 2011 and July 30, 2010, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes from continuing operations for each of the three years were as follows:

	2011	2010	2009
Current:			
Federal	$ 17,231	$ 29,114	$ 20,307
State	5,577	(88)	3,320
Deferred:			
Federal	9,019	336	(1,157)
State	(1,344)	1,089	1,635
Total income tax provision	$ 30,483	$ 30,451	$ 24,105

A reconciliation of the provision for income taxes from continuing operations and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

	2011	2010	2009
Provision computed at federal statutory income tax rate	$ 40,492	$ 40,498	$ 31,521
State and local income taxes, net of federal benefit	3,050	495	1,697
Employer tax credits for FICA taxes paid on employee tip income	(8,351)	(8,062)	(6,383)
Other employer tax credits	(5,098)	(3,769)	(3,740)
Other-net	390	1,289	1,010
Total income tax provision	$ 30,483	$ 30,451	$ 24,105

As of July 29, 2011 and July 30, 2010, the Company's liability for uncertain tax positions was $19,547 ($13,223, net of related federal tax benefits of $6,324) and $17,467 ($11,791, net of related federal tax benefits of $5,676), respectively. At July 29, 2011, July 30, 2010 and July 31, 2009, the amount of uncertain tax positions that, if recognized, would affect the effective tax rate is $13,223, $11,791 and $17,364, respectively.

Exhibit H

(see attached)

ROIC: NOPAT/(Debt + Equity)

Source: *Cracker Barrel Internal Financial Data*

While there are multiple definitions of ROIC, the attached paper from the Stern Business School at NYU supports our calculation. As you can see below, we have calculated the numbers the same for FY10 and FY11 to be comparable.

Note - the amounts in the columns labeled A-F were obtained from previous quarterly filings with the SEC. The tax rate in column B is computed as the provision for taxes divided by income before taxes. Item J is the effective tax rate for Fiscal 2011.

	Op Income	Tax Rate	After Tax Op Income	Debt	Equity	Invested Capital	ROIC	
	A	B	C = A *(1-B)	D	E	F = D + E		
Q4 FY09				645,462	135,622	781,084		
Q1 FY10	37,985	31.2%	26,116	643,611	152,450	796,061		
Q2 FY10	49,385	29.6%	34,745	602,211	173,087	775,298		
Q3 FY10	31,831	26.6%	23,378	600,389	223,476	823,865		
Q4 FY10	45,467	18.8%	36,922	580,509	191,617	772,126		
Fiscal 10	164,668		121,162		5 Quarter AVG>	789,687	**15.3%**	To Proxy - 2010 ROIC
			G			H	I = G/H	
Q4 FY10				580,509	191,617	772,126		
Q1 FY11	45,416	29.6%	31,983	578,770	224,026	802,796	**31.4%**	
Q2 FY11	52,472	29.2%	37,153	577,030	259,880	836,910	**31.5%**	
Q3 FY11	31,205	22.6%	24,144	575,291	259,895	835,186	**31.2%**	
Q4 Fy11	38,088	19.4%	30,705	550,266	268,034	818,300	**15.4%**	
Fiscal 2011	167,181		123,986		5 Quarter AVG>	813,064	**15.2%**	To Proxy - 2011 ROIC
			G			H	I = G/H	
Adjustments as described in bullet point # 6	3,216	26.3%	2,369			2369		
ROIC - as adjusted	170,397	J	126,354		5 Quarter AVG>	815,432	**15.5%**	To Proxy - 2011 ROIC Following adjustment
			G			H	I = G/H	

Exhibit I-1

(see attached)

Cracker Barrel Total Shareholder Returns (TSR)
Source: *Cracker Barrel Internal Financial Data*

Beg Date	End Date	Days in PD	Entry Price	Ending Price	Capital Gain/(Loss)	Dividends Paid	TSR by Fiscal Year	Holding PD TSR	Annualized TSR Geometric Mean Method
8/1/2008	7/31/2009	364	$ 24.85	$ 28.86	$ 4.01	$ 0.78	19.3%	19.3%	**19%**
7/31/2009	7/30/2010	364	$ 28.86	$ 48.98	$ 20.12	$ 0.80	72.5%	103.5%	**43%**
7/30/2010	7/29/2011	364	$ 48.98	$ 45.11	$ (3.87)	$ 0.86	-6.1%	91.3%	**25%**

Exhibit I-2

(see attached)

Cracker Barrel Old Country Store, Inc. -- Stock Price Performance

Source: *The Nasdaq Stock Market, Inc. (www.nasdaq.com)*

Date	Open	High	Low	Close	Volume	Adj Close	
10/3/2011	39.65	40.61	38.55	38.56	375800	38.56	
9/30/2011	40.66	41.28	40.03	40.03	465600	40.03	
9/29/2011	41.91	42.23	40.35	41.26	433900	41.26	
9/28/2011	42.31	42.33	41	41.03	291000	41.03	
9/27/2011	42.51	42.8	41.33	41.72	766000	41.72	
9/26/2011	41.94	42.02	41	41.69	492500	41.69	
9/23/2011	40.36	41.66	40.31	41.00	593100	41	
9/22/2011	38.92	41.61	38.12	40.41	687400	40.41	
9/21/2011	40.75	41.05	39.8	39.90	290600	39.9	
9/20/2011	41.91	42.57	40.67	40.68	252700	40.68	
9/19/2011	41.18	42.09	41	41.72	328800	41.72	
9/16/2011	41.98	42.5	41.67	41.99	332900	41.99	
9/15/2011	42.74	42.83	41.48	41.59	473600	41.59	
9/14/2011	40.75	42.01	40.27	41.50	245700	41.5	
9/13/2011	39.9	41.44	38.72	40.56	489300	40.56	
9/12/2011	37.41	39.87	37.31	39.86	647500	39.86	
9/9/2011	39.71	39.76	37.52	37.99	453600	37.99	
9/8/2011	40.4	40.96	39.76	40.05	287300	40.05	
9/7/2011	40.66	40.86	39.82	40.60	378100	40.6	
9/6/2011	39.33	40.52	39.24	40.40	280100	40.4	
9/2/2011	40.61	40.86	39.81	40.58	345400	40.58	
9/1/2011	42.37	42.7	41.06	41.53	268600	41.53	
8/31/2011	42.18	42.5	41.52	42.36	410400	42.36	
8/30/2011	41.93	42.51	41.18	41.90	289400	41.9	
8/29/2011	41.94	42.85	41.76	42.78	147600	42.78	
8/26/2011	39.9	41.54	39.76	41.34	150600	41.34	
8/25/2011	41.94	41.94	39.99	40.17	269400	40.17	
8/24/2011	41.39	42.28	40.72	41.67	155700	41.67	
8/23/2011	40.15	41.61	39.79	41.52	173900	41.52	
8/22/2011	40.14	40.81	39.36	39.96	208400	39.96	
8/19/2011	38.55	40.45	38.5	39.06	225900	39.06	
8/18/2011	41.04	41.04	38.9	39.29	328600	39.29	
8/17/2011	41.25	42.2	40.74	42.09	462300	42.09	
8/16/2011	41.45	41.45	40.12	40.94	202000	40.94	
8/15/2011	41.14	41.86	40.56	41.77	195700	41.77	
8/12/2011	41.87	41.97	40.47	40.71	169100	40.71	
8/11/2011	39.46	42.01	39.45	41.40	349700	41.4	
8/10/2011	40.03	40.99	39.02	39.16	304800	39.16	
8/9/2011	39.19	41.08	38	41.00	504400	41	
8/8/2011	40.36	41.53	38.42	38.44	341200	38.44	
8/5/2011	42.24	42.38	40.45	41.22	351000	41.22	
8/4/2011	43.31	43.31	41.77	41.77	319200	41.77	
8/3/2011	43.03	43.96	42.31	43.83	199100	43.83	
8/2/2011	44.44	44.68	42.93	42.97	283300	42.97	
8/1/2011	45.7	45.8	44.17	44.83	262200	44.83	
7/29/2011	44.18	45.23	43.75	45.11	255600	45.11	94.6%
7/28/2011	44.67	45.35	44.47	44.57	284900	44.57	
7/27/2011	46.3	46.46	44.57	44.67	401000	44.67	

7/26/2011	46.64	46.77	46.3	46.67	225800	46.67
7/25/2011	46.34	46.76	46.22	46.53	249300	46.53
7/22/2011	47.36	47.61	46.44	46.77	290800	46.77
7/21/2011	47.31	47.32	46.82	47.23	287900	47.23
7/20/2011	48.17	48.2	46.92	47.31	254900	47.31
7/19/2011	47.72	48.3	47.66	48.20	119800	48.2
7/18/2011	47.55	47.63	46.78	47.56	180600	47.56
7/15/2011	48.39	48.39	47.43	47.74	219900	47.74
7/14/2011	48.95	49.15	47.93	48.32	247500	48.32
7/13/2011	48.29	49.59	48.29	49.04	180200	49.04
7/12/2011	48.09	49.28	48.09	48.61	251500	48.39
7/11/2011	48.18	48.77	47.93	48.22	269600	48
7/8/2011	48.83	49.11	48.13	48.76	172300	48.54
7/7/2011	49.29	49.68	48.65	49.47	279700	49.25
7/6/2011	49.33	49.47	48.13	48.79	470100	48.57
7/5/2011	49.72	50.07	48.95	49.62	313700	49.4
7/1/2011	49.33	50.13	49.31	49.89	396100	49.66
6/30/2011	49.12	49.62	49.09	49.31	257000	49.09
6/29/2011	49.9	50.08	48.78	49.25	260800	49.03
6/28/2011	48.91	49.82	48.63	49.68	394600	49.46
6/27/2011	48.49	49.06	48.2	48.96	161400	48.74
6/24/2011	48.79	48.9	48.05	48.60	449500	48.38
6/23/2011	47.16	48.81	46.96	48.48	319100	48.26
6/22/2011	47.73	48.05	47.22	47.53	229500	47.31
6/21/2011	48.18	48.55	47.25	47.95	346300	47.73
6/20/2011	47.44	48.55	47.16	48.00	267300	47.78
6/17/2011	47.76	48.27	47.55	47.60	354200	47.38
6/16/2011	46.61	47.9	46.43	47.50	502200	47.29
6/15/2011	46.55	47.06	46.14	46.58	413400	46.37
6/14/2011	46.13	48.33	46.13	47.01	910500	46.8
6/13/2011	44.68	44.89	44.21	44.68	408100	44.48
6/10/2011	43.05	44.47	42.79	44.21	692800	44.01
6/9/2011	44.54	44.63	44.1	44.44	275000	44.24
6/8/2011	44.3	44.97	44.17	44.47	553300	44.27
6/7/2011	44.6	45.42	44.22	44.67	428500	44.47
6/6/2011	44.1	45.58	43.79	44.43	624000	44.23
6/3/2011	44.63	45.45	44.02	44.22	844000	44.02
6/2/2011	45.43	45.84	44.79	45.18	820300	44.98
6/1/2011	47.19	47.38	46.25	46.25	425100	46.04
5/31/2011	47.66	48.14	47.3	47.38	572400	47.17
5/27/2011	47.61	47.73	47.18	47.60	428600	47.38
5/26/2011	46.28	47.7	46.11	47.50	681700	47.29
5/25/2011	46.43	47.27	46.03	46.43	1343000	46.22
5/24/2011	49.76	49.77	46.42	46.48	2679700	46.27
5/23/2011	52.01	53.86	51.45	53.15	340400	52.91
5/20/2011	52.8	53.07	52.13	52.80	186800	52.56
5/19/2011	52.5	53.13	52.01	53.05	205700	52.81
5/18/2011	52.02	52.35	51.71	52.31	227500	52.07
5/17/2011	51.59	52.39	51.51	51.98	164600	51.74
5/16/2011	52.4	52.65	51.96	51.97	158600	51.73
5/13/2011	53.49	53.49	52.57	52.68	153000	52.44
5/12/2011	51.61	53.53	51.43	53.40	521000	53.16

5/11/2011	51.47	51.94	51.29	51.71	192900	51.48
5/10/2011	51.13	51.77	50.88	51.66	141100	51.43
5/9/2011	51.46	51.75	50.83	50.94	283000	50.71
5/6/2011	51.96	52.52	51.21	51.59	330900	51.36
5/5/2011	50.4	52.37	50.07	51.64	437200	51.41
5/4/2011	50.13	50.71	49.67	50.43	186400	50.2
5/3/2011	50.27	50.39	49.56	49.93	202000	49.7
5/2/2011	51.29	51.47	49.92	50.28	282000	50.05
4/29/2011	51.09	51.54	51.03	51.23	195000	51
4/28/2011	50.6	51.14	50.49	51.09	140000	50.86
4/27/2011	50.42	51.19	50.42	50.84	308700	50.61
4/26/2011	50.6	50.8	50.25	50.55	111800	50.32
4/25/2011	50.44	50.69	50.03	50.61	153700	50.38
4/21/2011	51.39	51.39	50.31	50.68	171300	50.45
4/20/2011	51	51.13	50.67	51.00	277800	50.77
4/19/2011	50	50.55	49.82	50.54	336800	50.31
4/18/2011	49.61	50.15	49.27	49.91	276300	49.68
4/15/2011	49.88	50.37	49.57	50.13	469600	49.9
4/14/2011	47.85	48.82	47.67	48.80	403800	48.58
4/13/2011	48.44	48.76	47.94	48.15	159100	47.93
4/12/2011	47.15	49.14	47.15	48.62	395700	48.18
4/11/2011	47.76	48.01	47.01	47.47	242500	47.04
4/8/2011	48.67	48.76	47.48	47.73	274500	47.3
4/7/2011	49.53	49.55	48.26	48.45	332400	48.01
4/6/2011	49.75	49.9	48.85	49.58	230400	49.13
4/5/2011	48.9	50	48.78	49.51	237800	49.06
4/4/2011	49.45	49.61	48.94	49.03	145000	48.59
4/1/2011	49.31	49.34	48.43	49.23	242300	48.79
3/31/2011	48.95	49.35	48.64	49.14	169300	48.7
3/30/2011	48.63	49.25	48.6	48.90	181000	48.46
3/29/2011	48.44	48.79	48.05	48.41	209200	47.97
3/28/2011	49.12	49.26	48.27	48.38	191500	47.94
3/25/2011	49.25	49.99	48.98	48.99	174900	48.55
3/24/2011	48.85	49.36	48.6	49.17	167500	48.73
3/23/2011	48.01	48.84	47.63	48.70	195500	48.26
3/22/2011	48.58	48.8	48.05	48.13	141700	47.7
3/21/2011	48.33	48.75	48.17	48.46	254100	48.02
3/18/2011	47.85	48.19	47.53	48.03	300800	47.6
3/17/2011	49.03	49.27	47.41	47.45	239900	47.02
3/16/2011	49.08	49.22	48.23	48.27	265300	47.83
3/15/2011	47.62	49.34	47.48	49.08	601600	48.64
3/14/2011	49.19	49.93	48.46	48.49	303300	48.05
3/11/2011	48.48	50.14	48.2	49.58	422200	49.13
3/10/2011	48.21	49.04	48.07	48.57	365600	48.13
3/9/2011	48.42	49.48	48.42	49.18	166500	48.74
3/8/2011	47.66	49.14	47.64	48.67	276600	48.23
3/7/2011	47.75	48.5	47.34	47.97	491500	47.54
3/4/2011	48.53	49.35	47.54	47.72	589500	47.29
3/3/2011	48.49	49.59	48.49	48.79	369000	48.35
3/2/2011	48.07	49.42	48.07	48.31	507300	47.87
3/1/2011	49.92	49.92	47.87	48.03	775200	47.6
2/28/2011	50.71	51.02	49.6	49.84	356100	49.39

2/25/2011	49.39	50.25	49.39	50.06	209300	49.61
2/24/2011	49.19	49.48	48.58	49.33	407500	48.88
2/23/2011	49.78	50.14	48.21	49.19	621700	48.75
2/22/2011	51.96	52.35	49.79	49.88	812100	49.43
2/18/2011	52.45	53.54	52.22	53.34	310700	52.86
2/17/2011	52.25	52.61	52.16	52.37	146600	51.9
2/16/2011	52.09	52.97	52.08	52.50	210500	52.03
2/15/2011	52.63	53.05	52.39	52.60	252600	52.13
2/14/2011	52.09	52.7	51.96	52.62	130300	52.14
2/11/2011	52.42	52.54	52	52.31	214200	51.84
2/10/2011	52.5	52.76	52.3	52.59	157000	52.12
2/9/2011	52.7	53.11	52.4	52.68	130400	52.2
2/8/2011	52.06	52.53	51.51	52.51	208600	52.04
2/7/2011	52.64	52.98	52.08	52.17	159000	51.7
2/4/2011	51.94	52.76	51.72	52.52	307800	52.05
2/3/2011	51.33	51.99	51.1	51.94	321300	51.47
2/2/2011	51.07	51.55	50.84	51.20	269500	50.74
2/1/2011	51.61	51.7	50.82	51.38	428200	50.92
1/31/2011	50.69	51.48	50.23	51.48	294200	51.02
1/28/2011	51.95	52.07	50.27	50.31	236100	49.86
1/27/2011	51.92	52.31	51.43	51.88	140700	51.41
1/26/2011	52.37	52.45	51.35	51.62	383000	51.15
1/25/2011	52.12	52.5	50.98	52.44	318000	51.97
1/24/2011	51.9	52.53	51.66	52.36	195500	51.89
1/21/2011	53.44	53.51	52.02	52.03	180600	51.56
1/20/2011	52.37	54.49	52.34	52.94	294400	52.46
1/19/2011	53.54	53.54	52.31	52.75	358300	52.27
1/18/2011	53.53	53.88	53.03	53.74	325100	53.04
1/14/2011	53.89	54.03	53.51	53.88	300600	53.17
1/13/2011	53	53.86	53	53.86	289400	53.16
1/12/2011	54.95	54.98	53.02	53.07	289900	52.38
1/11/2011	54.63	54.71	53.96	54.45	183700	53.74
1/10/2011	54.2	54.68	53.72	54.56	198500	53.85
1/7/2011	54.83	55.17	53.79	54.50	142900	53.79
1/6/2011	54.16	55.09	54.16	54.58	182900	53.87
1/5/2011	54.23	54.77	54.12	54.49	194000	53.78
1/4/2011	55.22	55.42	53.75	54.48	333000	53.77
1/3/2011	55.24	55.53	54.86	54.88	308800	54.16
12/31/2010	55.77	55.88	54.76	54.77	204600	54.05
12/30/2010	55.95	56.2	55.73	55.92	114200	55.19
12/29/2010	56.16	56.43	55.87	55.89	99200	55.16
12/28/2010	56.61	56.61	55.96	55.99	121000	55.26
12/27/2010	56.4	56.76	56	56.41	85800	55.67
12/23/2010	56.4	56.73	56.33	56.53	95200	55.79
12/22/2010	56.86	56.91	56.18	56.48	107800	55.74
12/21/2010	57.05	57.08	56.53	56.70	162500	55.96
12/20/2010	56.76	57.25	56.34	57.02	247400	56.27
12/17/2010	56.1	56.83	55.14	56.44	431400	55.7
12/16/2010	55.39	56.17	54.67	56.12	287200	55.39
12/15/2010	54.45	55.12	54.25	54.61	236500	53.9
12/14/2010	53.85	54.47	53.38	54.25	235000	53.54
12/13/2010	54.98	54.98	53.76	53.80	194700	53.1

12/10/2010	54.65	55.05	54.46	54.92	172500	54.2
12/9/2010	55.23	55.29	54.3	54.66	170300	53.94
12/8/2010	55.12	55.28	54.54	54.87	259100	54.15
12/7/2010	54.5	55.36	54.29	54.92	247400	54.2
12/6/2010	53.86	54.1	53.2	54.08	275200	53.37
12/3/2010	53.44	53.84	53.12	53.70	195500	53
12/2/2010	53.49	53.91	52.86	53.69	239200	52.99
12/1/2010	53.68	53.73	52.73	53.51	274700	52.81
11/30/2010	53.75	53.81	52.5	52.66	353100	51.97
11/29/2010	53.82	54.22	53.15	54.08	303300	53.37
11/26/2010	53.92	54.23	53.54	53.89	119300	53.18
11/24/2010	55.88	56.61	53.63	54.19	608800	53.48
11/23/2010	55.8	55.8	53.57	55.04	873100	54.32
11/22/2010	56.09	57.79	56	57.77	560000	57.01
11/19/2010	54.71	56.24	54.2	56.09	419800	55.36
11/18/2010	55.41	55.86	54.59	54.62	187800	53.91
11/17/2010	54.44	55.16	54.39	54.81	175200	54.09
11/16/2010	55.06	55.5	53.71	54.41	190800	53.7
11/15/2010	55.05	55.78	55	55.39	114300	54.67
11/12/2010	55.26	55.49	54.66	54.94	105800	54.22
11/11/2010	54.43	55.9	54.28	55.43	290900	54.7
11/10/2010	54.6	55.08	54.31	55.08	108100	54.36
11/9/2010	55.17	55.27	54.35	54.57	139700	53.86
11/8/2010	55.25	55.59	54.8	55.17	108200	54.45
11/5/2010	55.22	55.74	55.13	55.47	288000	54.74
11/4/2010	55.02	55.36	54.81	55.14	263900	54.42
11/3/2010	54.82	55	54.32	55.00	280400	54.28
11/2/2010	54.5	54.97	54.42	54.82	196000	54.1
11/1/2010	54.04	54.66	53.78	54.23	194600	53.52
10/29/2010	53.33	54.17	53.33	53.89	134800	53.18
10/28/2010	53.87	53.98	53.64	53.75	161900	53.05
10/27/2010	53.59	53.75	53.03	53.45	380200	52.75
10/26/2010	53.9	54.39	53.66	54.08	227800	53.37
10/25/2010	53.95	54.58	53.75	54.34	285400	53.63
10/22/2010	52.53	53.76	52.37	53.58	340900	52.88
10/21/2010	52.83	53.05	51.73	52.36	186100	51.67
10/20/2010	53.03	53.07	52.29	52.50	194000	51.81
10/19/2010	52.51	53.47	52.4	52.64	292000	51.95
10/18/2010	52.9	53.31	52.86	53.21	314900	52.51
10/15/2010	52.38	52.95	51.82	52.69	236100	52
10/14/2010	52.04	52.16	51.72	52.00	174200	51.32
10/13/2010	51.56	52.24	51.56	51.95	207000	51.27
10/12/2010	52.68	52.68	51.7	52.05	405900	51.15
10/11/2010	52.33	52.62	52.01	52.20	155700	51.3
10/8/2010	52.01	52.4	51.67	52.22	353900	51.32
10/7/2010	51.88	52.14	51.55	51.86	229800	50.96
10/6/2010	52.24	52.73	51.28	51.50	269300	50.61
10/5/2010	51.51	52.61	51.48	52.48	428300	51.57
10/4/2010	51.07	51.69	50.47	51.12	193600	50.24
10/1/2010	51.35	51.35	50.35	51.01	142200	50.13
9/30/2010	50.8	51.31	50	50.76	260600	49.88
9/29/2010	50.71	51.23	50.36	50.57	257600	49.7

9/28/2010	50.18	51.07	49.72	50.98	249900	50.1
9/27/2010	50.4	50.66	50.03	50.18	183900	49.31
9/24/2010	50.04	50.66	49.99	50.54	169000	49.67
9/23/2010	49.56	50.51	49.36	49.42	209000	48.57
9/22/2010	49.97	50.4	49.69	50.02	178600	49.16
9/21/2010	50.74	51.22	49.9	50.26	309000	49.39
9/20/2010	50.5	51.88	50.26	50.96	625800	50.08
9/17/2010	51	51	49.96	50.43	373200	49.56
9/16/2010	50.45	50.86	50	50.45	264800	49.58
9/15/2010	49.85	50.79	49.55	50.45	286900	49.58
9/14/2010	49.37	51.53	49.16	49.94	864900	49.08
9/13/2010	48.3	48.69	48.09	48.59	750300	47.75
9/10/2010	47.46	48.01	47.13	47.99	412600	47.16
9/9/2010	48	48.71	46.96	47.25	315000	46.43
9/8/2010	48.15	48.62	47.7	47.79	357400	46.97
9/7/2010	47.37	48.59	47.16	48.30	510000	47.47
9/3/2010	47.44	47.8	46.78	47.27	181300	46.45
9/2/2010	45.87	46.79	45.5	46.66	395500	45.85
9/1/2010	45.31	45.89	45.01	45.69	259100	44.9
8/31/2010	44.33	44.94	43.85	44.61	258700	43.84
8/30/2010	44.93	45.46	44.34	44.39	158600	43.62
8/27/2010	44.94	45.33	44.02	45.20	174600	44.42
8/26/2010	44.55	45.37	44	44.49	265400	43.72
8/25/2010	44.05	44.84	43.9	44.44	257500	43.67
8/24/2010	44.69	44.84	43.65	44.42	240000	43.65
8/23/2010	46.19	46.49	45.12	45.17	146900	44.39
8/20/2010	45.63	46.06	45.31	45.94	147900	45.15
8/19/2010	45.97	46.37	45.13	45.87	209000	45.08
8/18/2010	45.94	46.96	45.47	46.19	367000	45.39
8/17/2010	46.18	46.36	45.85	45.89	349300	45.1
8/16/2010	45.32	46.24	45.16	45.85	283000	45.06
8/13/2010	46.76	46.9	45.61	45.64	184600	44.85
8/12/2010	46.73	47.35	46.28	47.05	351700	46.24
8/11/2010	47.44	47.83	46.99	47.10	191800	46.29
8/10/2010	48.36	48.79	48.01	48.25	235800	47.42
8/9/2010	48.29	48.75	48.2	48.71	216300	47.87
8/6/2010	47.8	48.29	47.24	48.11	199700	47.28
8/5/2010	48.63	48.95	48.01	48.31	132100	47.48
8/4/2010	48.36	49.09	48.36	48.84	295500	48
8/3/2010	48.72	49.06	47.76	48.25	138100	47.42
8/2/2010	49.78	50.12	48.68	49.11	238500	48.26
7/30/2010	48.01	49.23	47.68	48.98	229800	48.13
7/29/2010	49.19	49.55	48.16	48.90	189400	48.06
7/28/2010	49.56	50.32	48.76	48.94	193600	48.1
7/27/2010	50.25	50.61	49.67	49.73	196200	48.87
7/26/2010	49.29	50.2	49.07	50.06	213100	49.2
7/23/2010	48	49.42	47.88	49.00	164400	48.15
7/22/2010	47.64	48.45	47.59	48.34	255000	47.51
7/21/2010	48.47	48.47	46.91	46.95	139800	46.14
7/20/2010	46.11	48.23	46.06	48.15	184000	47.32
7/19/2010	47.07	47.4	46.12	46.75	147200	45.94
7/16/2010	49.17	49.24	46.9	47.03	268600	46.22

7/15/2010	49.81	49.89	48.95	49.52	224400	48.67
7/14/2010	48.97	49.87	48.69	49.65	238900	48.79
7/13/2010	48.23	49.63	48.23	49.40	323700	48.35
7/12/2010	47.88	48.16	47.23	47.80	195800	46.78
7/9/2010	47.56	48.01	47.09	47.97	185100	46.95
7/8/2010	46.93	47.52	46.41	47.50	264300	46.49
7/7/2010	45.95	46.58	45.26	46.38	519100	45.4
7/6/2010	46.91	47.34	45.35	45.61	404800	44.64
7/2/2010	47.36	47.39	46.26	46.31	239600	45.33
7/1/2010	46.62	47.35	45.27	47.04	382500	46.04
6/30/2010	46.24	47.09	45.94	46.56	414800	45.57
6/29/2010	46.92	47.19	45.82	46.10	306300	45.12
6/28/2010	47.43	48.3	47.04	47.62	141200	46.61
6/25/2010	47.64	48.17	46.85	47.40	455300	46.39
6/24/2010	47.98	48.04	47.28	47.45	240600	46.44
6/23/2010	47.77	48.72	47.36	48.12	192600	47.1
6/22/2010	49.11	49.77	47.62	47.72	358200	46.71
6/21/2010	50.98	51	49	49.10	239100	48.06
6/18/2010	50.9	50.98	50.18	50.49	296300	49.42
6/17/2010	50.57	50.95	50.19	50.64	123800	49.56
6/16/2010	50.23	50.99	50.1	50.62	233100	49.54
6/15/2010	49.8	50.97	49.68	50.79	262100	49.71
6/14/2010	49.48	50.39	48.69	49.65	243600	48.6
6/11/2010	47.69	49.15	47.31	49.05	254300	48.01
6/10/2010	48.79	48.93	47.27	48.34	394000	47.31
6/9/2010	47.41	48.97	47.33	48.12	464900	47.1
6/8/2010	46.92	47.83	45.9	47.13	430200	46.13
6/7/2010	48.83	49.03	46.77	46.79	397100	45.8
6/4/2010	49.05	49.47	48.49	48.75	292000	47.71
6/3/2010	49.9	50.63	49.7	50.12	208700	49.06
6/2/2010	48.95	49.91	48.26	49.91	271300	48.85
6/1/2010	49.29	49.63	48.02	48.64	250000	47.61
5/28/2010	50.47	50.87	49.59	49.83	219100	48.77
5/27/2010	49.94	50.6	49.07	50.59	315700	49.52
5/26/2010	48.66	49.62	48.35	48.87	540300	47.83
5/25/2010	49.14	49.14	46.75	47.80	829200	46.78
5/24/2010	48.94	50.36	48.28	50.01	569400	48.95
5/21/2010	47.8	49.52	47	48.83	394800	47.79
5/20/2010	49.21	49.98	48.34	48.52	443200	47.49
5/19/2010	50.21	50.98	49.66	50.34	250800	49.27
5/18/2010	51.69	52.6	50.23	50.43	441900	49.36
5/17/2010	51.41	51.99	50.14	51.43	286900	50.34
5/14/2010	50.92	51.93	50.41	51.39	496400	50.3
5/13/2010	50.82	51.5	50.26	51.15	301800	50.06
5/12/2010	50.27	51.24	49.87	51.10	184600	50.01
5/11/2010	48.73	50.49	48.1	50.01	212200	48.95
5/10/2010	48.48	49.27	48.34	49.20	260900	48.16
5/7/2010	47.43	48.34	46.26	46.58	389300	45.59
5/6/2010	49.1	49.89	46.17	47.44	440500	46.43
5/5/2010	49.1	50.21	48.5	49.39	270600	48.34
5/4/2010	50.86	50.98	49.15	49.38	254000	48.33
5/3/2010	49.37	51.49	49.37	51.41	290000	50.32

4/30/2010	51.67	51.81	49.37	49.37	363000	48.32
4/29/2010	50.91	51.71	50.72	51.67	142600	50.57
4/28/2010	50.97	51.54	49.8	50.74	371700	49.66
4/27/2010	51.99	52.82	50.94	51.02	331300	49.94
4/26/2010	52.32	52.32	51.88	52.02	123900	50.92
4/23/2010	52.78	52.83	51.93	52.15	254000	51.04
4/22/2010	51.8	53.43	51.67	52.78	278700	51.66
4/21/2010	51.9	52.34	51.59	52.34	240800	51.23
4/20/2010	51.49	52.16	51.01	52.14	208500	51.03
4/19/2010	51.23	52.16	50.82	51.56	327300	50.47
4/16/2010	51.73	52.33	51.11	51.25	412300	50.16
4/15/2010	52.19	52.89	51.8	51.84	321900	50.74
4/14/2010	50.99	52.39	50.82	52.39	392300	51.28
4/13/2010	50.46	50.99	50.31	50.93	271900	49.65
4/12/2010	50.15	50.67	50	50.43	188800	49.17
4/9/2010	50.18	50.34	49.66	50.14	175800	48.88
4/8/2010	49.94	50.18	49.58	50.04	377700	48.78
4/7/2010	48.6	50.7	48.27	49.93	948200	48.68
4/6/2010	47.92	48.67	47.63	48.45	308800	47.23
4/5/2010	47.18	47.98	46.89	47.96	343000	46.76
4/1/2010	46.46	47.23	46.24	46.86	186900	45.68
3/31/2010	46.25	46.73	45.98	46.38	277400	45.22
3/30/2010	46.11	46.35	45.95	45.99	136300	44.84
3/29/2010	46.22	46.56	45.62	45.95	140300	44.8
3/26/2010	46.46	46.87	45.7	45.90	187100	44.75
3/25/2010	46.96	47.35	46.43	46.45	178100	45.29
3/24/2010	47.23	47.38	46.82	46.83	168300	45.66
3/23/2010	47.01	47.54	46.82	47.50	154400	46.31
3/22/2010	47.01	47.54	46.74	47.21	261200	46.03
3/19/2010	47.32	47.5	46.77	47.19	294000	46.01
3/18/2010	47	47.51	46.74	47.11	185500	45.93
3/17/2010	46.6	47.37	46.47	47.09	371700	45.91
3/16/2010	46.4	46.65	46.08	46.64	316800	45.47
3/15/2010	45.92	46.42	45.6	46.30	197900	45.14
3/12/2010	45.8	46	45.41	45.79	148200	44.64
3/11/2010	45.16	45.97	44.94	45.73	307400	44.58
3/10/2010	44.54	45.5	44.54	45.46	233700	44.32
3/9/2010	44.07	45.62	44.07	44.61	386800	43.49
3/8/2010	44.05	44.93	43.9	44.62	136200	43.5
3/5/2010	44.22	44.5	43.22	44.50	201100	43.38
3/4/2010	44.08	44.5	43.81	43.89	223800	42.79
3/3/2010	44.32	44.5	43.91	44.35	188400	43.24
3/2/2010	44.13	44.62	44.09	44.39	348800	43.28
3/1/2010	43.76	44.28	43.68	44.28	295800	43.17
2/26/2010	43.5	44.25	43.3	43.68	394000	42.58
2/25/2010	43.3	44	42.91	43.60	419000	42.51
2/24/2010	42.61	43.68	42.61	43.57	367800	42.48
2/23/2010	41.2	43.15	41.2	42.35	952500	41.29
2/22/2010	40	40.22	39.38	39.86	249300	38.86
2/19/2010	39.99	40.22	39.53	39.86	157300	38.86
2/18/2010	39.53	40	39.46	39.96	145200	38.96
2/17/2010	39.12	39.47	38.83	39.44	160500	38.45

2/16/2010	38.95	39.25	38.62	39.12	186800	38.14
2/12/2010	38.17	38.67	37.96	38.58	149300	37.61
2/11/2010	37.68	38.71	37.33	38.62	187800	37.65
2/10/2010	37.48	37.75	37.18	37.75	266700	36.8
2/9/2010	36.87	37.79	36.72	37.64	240800	36.7
2/8/2010	36.83	37.25	36.45	36.53	127500	35.61
2/5/2010	36.99	37.28	36.18	36.74	130200	35.82
2/4/2010	37.3	37.55	36.88	37.03	174900	36.1
2/3/2010	37.52	37.92	37.31	37.61	89100	36.67
2/2/2010	38.1	38.38	37.65	37.74	114700	36.79
2/1/2010	37.03	38.23	37.03	37.95	221300	37
1/29/2010	38.01	38.35	36.93	36.96	259900	36.03
1/28/2010	38.5	38.83	37.54	37.81	357300	36.86
1/27/2010	39.21	39.47	38.85	39.17	201500	38.19
1/26/2010	39.34	39.83	39.16	39.37	148500	38.38
1/25/2010	40.7	40.7	39.39	39.57	249100	38.58
1/22/2010	40.44	40.96	40.14	40.28	219300	39.27
1/21/2010	40.65	41.57	40.56	40.59	312600	39.57
1/20/2010	38.88	40.78	38.71	40.61	621900	39.59
1/19/2010	38.71	39.44	38.59	39.25	210600	38.27
1/15/2010	38.66	38.79	38.09	38.72	244000	37.75
1/14/2010	37.74	38.77	37.66	38.47	218600	37.51
1/13/2010	37.15	38.13	36.88	37.95	213900	37
1/12/2010	37.19	37.83	36.96	37.14	208800	36.01
1/11/2010	37.76	37.93	37.15	37.53	174800	36.39
1/8/2010	37.65	38.07	36.9	37.74	210900	36.6
1/7/2010	36.63	37.86	36.6	37.77	246000	36.62
1/6/2010	37.55	37.68	36.55	36.72	269100	35.61
1/5/2010	37.6	37.93	37.17	37.51	160500	36.37
1/4/2010	38.48	38.55	37.57	37.76	230500	36.61
12/31/2009	38.73	38.97	37.99	37.99	132600	36.84
12/30/2009	39.15	39.29	38.35	38.78	126600	37.6
12/29/2009	39.16	39.44	38.89	39.25	96000	38.06
12/28/2009	39.42	39.42	38.75	39.20	152500	38.01
12/24/2009	39.41	39.5	39.07	39.42	80300	38.22
12/23/2009	39	39.41	38.33	39.32	253700	38.13
12/22/2009	38.91	39.12	38.6	38.93	226500	37.75
12/21/2009	38.58	39.12	38.38	38.91	237700	37.73
12/18/2009	38.7	39.06	38.25	38.59	390500	37.42
12/17/2009	38.17	38.65	37.67	38.53	302600	37.36
12/16/2009	38.23	38.59	37.97	38.22	238400	37.06
12/15/2009	38.31	38.65	37.9	37.94	303300	36.79
12/14/2009	37.61	38.47	37.16	38.29	356300	37.13
12/11/2009	37.19	37.63	36.81	37.50	356100	36.36
12/10/2009	37.29	37.9	37.07	37.11	293500	35.98
12/9/2009	37.66	37.75	36.75	37.26	282100	36.13
12/8/2009	37.11	38.05	36.67	37.52	262200	36.38
12/7/2009	37.81	38.03	37.45	37.55	184700	36.41
12/4/2009	37.42	38.17	36.81	37.64	311600	36.5
12/3/2009	37.65	37.65	36.63	36.74	238700	35.63
12/2/2009	37.53	38.28	37.31	37.41	254800	36.28
12/1/2009	37.94	37.99	37.19	37.43	533700	36.29

11/30/2009	37.5	38.3	36.83	37.56	301200	36.42
11/27/2009	36.9	38.07	36.9	37.45	198200	36.31
11/25/2009	38.43	38.7	37.8	38.08	346800	36.93
11/24/2009	36.59	38.7	36.51	38.07	1139300	36.92
11/23/2009	35.29	35.86	34.86	35.37	283200	34.3
11/20/2009	34.41	35	34.14	34.73	192700	33.68
11/19/2009	35.1	35.14	34.09	34.73	340500	33.68
11/18/2009	35.21	35.88	35.17	35.42	230600	34.35
11/17/2009	34.7	35.24	34.6	35.10	210800	34.04
11/16/2009	34.06	35.16	33.71	34.75	519700	33.7
11/13/2009	33.22	34.06	33.01	33.71	252000	32.69
11/12/2009	33.41	33.86	33.08	33.21	167300	32.2
11/11/2009	33.95	33.97	33.26	33.37	175900	32.36
11/10/2009	33.84	34.07	33.23	33.68	191900	32.66
11/9/2009	34.22	34.44	33.65	33.92	223500	32.89
11/6/2009	33.8	34.1	33.16	33.72	140800	32.7
11/5/2009	33.03	33.91	32.82	33.82	217900	32.79
11/4/2009	33.41	33.62	32.67	32.78	322900	31.79
11/3/2009	32.66	33.52	32.66	33.34	258000	32.33
11/2/2009	33.47	33.47	32.07	32.74	418700	31.75
10/30/2009	33.85	34.37	33	33.15	404600	32.14
10/29/2009	34.47	34.63	33.91	34.09	284700	33.06
10/28/2009	34.8	35.34	33.96	34.03	255100	33
10/27/2009	35.18	35.35	34.46	34.85	194700	33.79
10/26/2009	35	35.73	34.9	35.17	198600	34.1
10/23/2009	35.54	35.87	34.97	35.02	141700	33.96
10/22/2009	34.6	35.74	34.54	35.53	188900	34.45
10/21/2009	35.82	36.21	34.41	34.55	464200	33.5
10/20/2009	36.49	36.57	35.74	35.96	398800	34.87
10/19/2009	36.59	36.63	36.13	36.52	234300	35.41
10/16/2009	36.19	36.68	35.8	36.38	281800	35.28
10/15/2009	36.34	36.9	36.15	36.35	310500	35.25
10/14/2009	36.31	36.8	36.28	36.56	368600	35.45
10/13/2009	36.6	36.69	36.1	36.28	381700	34.99
10/12/2009	36	36.68	35.95	36.60	304800	35.29
10/9/2009	35.18	36	34.92	36.00	291300	34.72
10/8/2009	35.16	35.99	35.16	35.30	332500	34.04
10/7/2009	34.92	35.49	34.41	34.82	167100	33.58
10/6/2009	34.5	35.29	34.5	34.95	209600	33.7
10/5/2009	33.37	34.49	33.15	34.46	303700	33.23
10/2/2009	33.42	33.92	32.93	33.12	221300	31.94
10/1/2009	34.4	34.74	33.31	33.62	303700	32.42
9/30/2009	34.24	34.63	33.38	34.40	311200	33.17
9/29/2009	34.79	35	34.14	34.24	258600	33.02
9/28/2009	34.18	34.79	34.11	34.68	147200	33.44
9/25/2009	34.13	34.66	33.78	34.04	194900	32.83
9/24/2009	34.24	34.53	33.52	34.39	317300	33.16
9/23/2009	34.71	35	34.17	34.20	274000	32.98
9/22/2009	34.85	35.31	34.47	34.48	251700	33.25
9/21/2009	34.3	34.97	34.02	34.50	227400	33.27
9/18/2009	34.4	35	33.85	34.71	260600	33.47
9/17/2009	34.7	35	34	34.26	383600	33.04

9/16/2009	33.9	34.97	33.85	34.96	557500	33.71
9/15/2009	32.03	33.85	32.02	33.73	964700	32.53
9/14/2009	31.53	32.16	31.4	32.09	549600	30.95
9/11/2009	31.72	31.83	31.25	31.53	202800	30.41
9/10/2009	31.75	31.87	31.19	31.58	224600	30.45
9/9/2009	31.46	31.88	30.78	31.69	393400	30.56
9/8/2009	31.17	31.46	30.53	31.24	548000	30.13
9/4/2009	28.64	29.98	28.56	29.84	384100	28.78
9/3/2009	28.15	28.86	28.15	28.79	162200	27.76
9/2/2009	28.05	28.47	27.91	28.15	227600	27.15
9/1/2009	28.41	29.12	28.06	28.23	232700	27.22
8/31/2009	28.54	28.83	28.01	28.41	302600	27.4
8/28/2009	29	29.33	28.31	28.72	229300	27.7
8/27/2009	28.65	29.25	28	29.13	255900	28.09
8/26/2009	28.43	29.18	28.34	28.55	353000	27.53
8/25/2009	29.08	29.2	28.38	28.51	332800	27.49
8/24/2009	28.75	29.19	28.26	28.85	571400	27.82
8/21/2009	28	28.77	27.87	28.59	547900	27.57
8/20/2009	27.46	27.86	27.43	27.69	246500	26.7
8/19/2009	26.9	27.71	26.79	27.59	532900	26.61
8/18/2009	26.6	27.13	26.04	27.04	378900	26.08
8/17/2009	26.42	26.73	25.67	26.37	372000	25.43
8/14/2009	27.5	27.6	26.45	26.75	321900	25.8
8/13/2009	27.88	28.08	26.94	27.59	236900	26.61
8/12/2009	28.25	28.39	27.47	27.64	445400	26.65
8/11/2009	28.64	28.91	28.17	28.55	199300	27.53
8/10/2009	28.86	29.29	28.76	28.88	135400	27.85
8/7/2009	28.73	29.2	28.62	29.12	463500	28.08
8/6/2009	29.1	29.25	28.16	28.24	394500	27.23
8/5/2009	29.63	29.95	29.14	29.56	271000	28.51
8/4/2009	29.18	29.85	28.68	29.67	269500	28.61
8/3/2009	29.19	29.45	28.77	29.30	269500	28.25
7/31/2009	29.31	29.88	28.62	28.86	456700	27.83
7/30/2009	29.27	29.73	28.9	29.52	416700	28.47
7/29/2009	29.66	29.79	28.68	28.98	388700	27.95
7/28/2009	30.26	30.77	29.59	29.78	413000	28.72
7/27/2009	30.56	30.63	30	30.44	196100	29.35
7/24/2009	30.86	31.59	30.22	30.70	235100	29.6
7/23/2009	30.57	31.33	30.09	31.05	544500	29.94
7/22/2009	30.4	31.55	30.3	30.74	323200	29.64
7/21/2009	31.08	31.17	30.24	30.64	283500	29.55
7/20/2009	30.5	31	30.31	31.00	483200	29.89
7/17/2009	30.72	30.78	30.06	30.43	253100	29.34
7/16/2009	29.79	30.72	29.78	30.63	350400	29.54
7/15/2009	30.7	30.7	29.67	30.02	509200	28.95
7/14/2009	29.73	30.56	29.35	30.51	359800	29.23
7/13/2009	29.32	29.97	28.66	29.84	407400	28.59
7/10/2009	28.5	29.61	28.46	29.28	341700	28.05
7/9/2009	29.39	29.67	28.33	28.66	440400	27.46
7/8/2009	29.06	29.48	28.51	29.38	356000	28.15
7/7/2009	28.98	29.23	28.48	28.78	355200	27.57
7/6/2009	28.66	28.99	28.01	28.88	444200	27.67

7/2/2009	28.59	29.11	28.12	28.70	476300	27.49
7/1/2009	28.26	29.14	27.88	28.94	447100	27.72
6/30/2009	28.2	28.57	27.6	27.90	317900	26.73
6/29/2009	27.72	28.49	27	28.10	346400	26.92
6/26/2009	27.46	28.03	27.26	27.85	391700	26.68
6/25/2009	26.96	28.15	26.91	27.71	328200	26.55
6/24/2009	27.78	28.09	26.87	27.17	288100	26.03
6/23/2009	28.02	28.37	27.43	27.45	431600	26.3
6/22/2009	27.9	28.19	27.32	27.87	486000	26.7
6/19/2009	27.97	28.51	27.59	28.16	556800	26.98
6/18/2009	26.67	27.75	26.16	27.66	694900	26.5
6/17/2009	26.1	26.78	25.39	26.58	759700	25.46
6/16/2009	27.51	27.67	25.82	26.05	602300	24.96
6/15/2009	28.03	28.03	26.88	27.36	595900	26.21
6/12/2009	28.58	28.85	26.94	28.08	901400	26.9
6/11/2009	30.08	30.18	28.5	28.58	529300	27.38
6/10/2009	31.68	31.94	29.74	30.10	535900	28.84
6/9/2009	31.14	31.92	30.98	31.50	391500	30.18
6/8/2009	31.56	31.78	30.63	31.07	373800	29.77
6/5/2009	32.71	33.08	31.75	31.86	713600	30.52
6/4/2009	33.32	33.32	31.8	32.51	375100	31.14
6/3/2009	32.36	33.04	32.03	33.02	364000	31.63
6/2/2009	32.69	32.98	31.95	32.74	539300	31.37
6/1/2009	31.79	33.57	31.46	32.76	740500	31.38
5/29/2009	31.17	31.69	30.63	31.42	560800	30.1
5/28/2009	31.19	31.56	30.24	30.98	626500	29.68
5/27/2009	31.35	31.66	30.12	30.78	876200	29.49
5/26/2009	28.56	31.86	28.55	31.48	933100	30.16
5/22/2009	29.9	30	28.56	28.82	418800	27.61
5/21/2009	30.18	30.85	29.33	29.62	440100	28.38
5/20/2009	31.24	32.12	30.31	30.42	618000	29.14
5/19/2009	30.2	31.71	30	30.90	553800	29.6
5/18/2009	28.79	29.93	28.64	29.81	471800	28.56
5/15/2009	28.69	29.38	28.25	28.50	436000	27.3
5/14/2009	28.53	29.55	28.05	28.75	551500	27.54
5/13/2009	29.13	29.78	28.02	28.07	651500	26.89
5/12/2009	30.59	30.59	29.05	29.59	444800	28.35
5/11/2009	30.29	30.7	29.83	30.45	415000	29.17
5/8/2009	31.75	32.23	30.38	30.77	537500	29.48
5/7/2009	33.35	33.56	31	31.26	401000	29.95
5/6/2009	34	34.27	32.49	32.95	488500	31.57
5/5/2009	32.59	33.49	32.38	33.31	527700	31.91
5/4/2009	32.07	33.36	31.77	32.67	291000	31.3
5/1/2009	32.62	32.89	31.71	32.02	581000	30.68
4/30/2009	33.65	34.77	32.61	32.61	494600	31.24
4/29/2009	33.57	34.94	33.24	33.44	647000	32.04
4/28/2009	32.29	34.12	32.29	33.55	684600	32.14
4/27/2009	32.59	33.61	31.99	32.61	654500	31.24
4/24/2009	33.66	34.3	32.87	32.94	679400	31.56
4/23/2009	33.9	34.85	33.03	33.32	590000	31.92
4/22/2009	31.99	35.18	31.99	33.97	897300	32.54
4/21/2009	32.05	32.54	31.6	32.43	330600	31.07

4/20/2009	32.89	33	32.08	32.13	773700	30.78
4/17/2009	31.98	33	31.39	32.43	343100	31.07
4/16/2009	30.96	32.16	30.69	31.87	339800	30.53
4/15/2009	31.57	32.24	30.22	30.85	824700	29.55
4/14/2009	33.24	33.25	32.25	32.76	552100	31.19
4/13/2009	32.67	33.77	32.34	33.49	558900	31.89
4/9/2009	32.38	33.08	31.93	33.00	483200	31.42
4/8/2009	30.49	31.85	30.33	31.79	340500	30.27
4/7/2009	30.66	31.64	30.23	30.37	511500	28.92
4/6/2009	31.68	31.85	30.66	31.07	345700	29.58
4/3/2009	30.15	32	30	31.98	647000	30.45
4/2/2009	29.11	31.34	28.98	30.27	937900	28.82
4/1/2009	28.08	28.3	27.56	28.25	700700	26.9
3/31/2009	28.52	29	27.5	28.64	534000	27.27
3/30/2009	28.12	28.53	27.38	28.00	282800	26.66
3/27/2009	29.4	29.4	28.64	28.94	371600	27.56
3/26/2009	28.43	29.7	27.76	29.66	741500	28.24
3/25/2009	27.63	28.5	26.67	28.06	557900	26.72
3/24/2009	28.45	28.94	27.48	27.48	644100	26.17
3/23/2009	27.97	28.95	27.38	28.84	459300	27.46
3/20/2009	28.09	28.49	26.69	27.16	761200	25.86
3/19/2009	28.17	28.29	26.91	27.69	935400	26.37
3/18/2009	27.07	28.45	27.07	28.17	945300	26.82
3/17/2009	25.3	26.48	25.21	26.48	304600	25.21
3/16/2009	26.2	26.62	25.18	25.34	429000	24.13
3/13/2009	25.77	26.21	25.29	25.98	443700	24.74
3/12/2009	24.09	25.82	24	25.69	537000	24.46
3/11/2009	23.96	24.87	23.5	24.27	844100	23.11
3/10/2009	22.77	23.98	22.6	23.93	658500	22.79
3/9/2009	21.94	22.71	21.94	22.26	657900	21.19
3/6/2009	22.65	22.75	21.32	22.15	492100	21.09
3/5/2009	22.34	23.18	22.2	22.39	817700	21.32
3/4/2009	23.12	24.14	22.62	22.93	1183300	21.83
3/3/2009	22.67	23.21	22.28	22.70	946200	21.61
3/2/2009	22.2	22.79	22.04	22.38	959600	21.31
2/27/2009	21.55	22.89	21.08	22.38	1456600	21.31
2/26/2009	21.85	22.5	21.65	21.79	873800	20.75
2/25/2009	20.76	22.48	20.5	21.68	1330200	20.64
2/24/2009	19.56	21.12	19.3	20.89	1699500	19.89
2/23/2009	17.98	18.33	17.59	17.95	1106300	17.09
2/20/2009	17.27	18.05	17.26	17.68	342000	16.83
2/19/2009	18.13	18.4	17.44	17.52	235900	16.68
2/18/2009	18.12	18.41	17.64	17.93	260500	17.07
2/17/2009	18.09	18.55	17.57	18.19	360500	17.32
2/13/2009	19.37	19.46	18.35	18.71	237100	17.81
2/12/2009	18.39	19.48	18.2	19.41	325800	18.48
2/11/2009	18.6	18.92	17.8	18.69	357200	17.8
2/10/2009	19.1	19.55	18.23	18.43	314500	17.55
2/9/2009	19.37	19.68	18.93	19.37	185000	18.44
2/6/2009	18.59	19.76	18.59	19.52	441000	18.59
2/5/2009	17.75	18.72	17.75	18.56	399900	17.67
2/4/2009	18.31	18.93	17.74	17.82	379200	16.97

2/3/2009	17.69	18.54	17.61	18.36	250100	17.48
2/2/2009	17.34	18.1	17.11	17.94	366600	17.08
1/30/2009	18.33	18.73	17.36	17.57	346400	16.73
1/29/2009	19.26	19.3	18.01	18.17	368600	17.3
1/28/2009	18.89	20	18.83	19.71	492400	18.77
1/27/2009	17.75	18.73	17.61	18.47	414100	17.59
1/26/2009	17.49	18.1	17.4	17.77	209800	16.92
1/23/2009	16.94	18.1	16.55	17.61	390600	16.77
1/22/2009	16.02	17.87	16	17.40	522800	16.57
1/21/2009	16.3	16.57	15.44	16.36	585000	15.58
1/20/2009	17.71	17.89	16.06	16.08	545700	15.31
1/16/2009	17.25	18.22	17.19	17.95	678000	17.09
1/15/2009	16.25	17.4	15.72	16.97	539500	16.16
1/14/2009	17.21	17.31	15.82	16.13	728000	15.36
1/13/2009	17.93	18.83	17.28	17.43	794300	16.41
1/12/2009	19.19	19.73	17.79	17.92	716800	16.87
1/9/2009	20.81	20.81	19.24	19.28	472300	18.15
1/8/2009	19.5	20.82	19.05	20.75	732400	19.53
1/7/2009	20.71	20.84	19.44	19.51	658300	18.36
1/6/2009	22.03	22.16	20.78	20.89	942900	19.66
1/5/2009	21.94	22.29	21.21	22.13	496900	20.83
1/2/2009	20.73	22.16	20.06	22.05	483900	20.75
12/31/2008	19.84	21	19.84	20.59	490500	19.38
12/30/2008	19.62	20.39	19.06	19.84	410200	18.67
12/29/2008	20.27	20.36	18.81	19.31	473800	18.18
12/26/2008	20.08	20.48	19.18	20.41	276700	19.21
12/24/2008	19.07	20.21	19.07	19.98	219500	18.81
12/23/2008	20.25	20.97	18.87	19.00	686700	17.88
12/22/2008	21.77	22.25	19.77	20.31	391800	19.12
12/19/2008	21.1	22.07	21.08	21.80	760900	20.52
12/18/2008	20.81	21.2	20.18	20.68	466100	19.46
12/17/2008	19.36	20.81	19.36	20.67	587500	19.46
12/16/2008	18.47	19.76	18	19.68	473700	18.52
12/15/2008	19.46	20.93	17.42	18.11	552700	17.05
12/12/2008	18.58	19.39	18.53	19.16	737300	18.03
12/11/2008	20.37	20.37	18.85	19.12	563300	18
12/10/2008	20.54	21.6	20.22	20.71	709800	19.49
12/9/2008	21.24	21.59	19.96	20.31	632700	19.12
12/8/2008	21	22.06	20.61	21.56	640200	20.29
12/5/2008	18.75	20.44	18	20.41	674100	19.21
12/4/2008	18.35	20.04	18.35	19.14	618000	18.02
12/3/2008	17.27	18.72	17.03	18.64	635300	17.54
12/2/2008	17.32	17.89	16.45	17.78	497500	16.74
12/1/2008	18.51	18.51	16.36	16.57	868000	15.6
11/28/2008	18	19.55	17.82	19.33	374600	18.19
11/26/2008	15.99	18.39	15.76	18.26	1158300	17.19
11/25/2008	14.5	16.5	14.25	16.40	1290300	15.44
11/24/2008	13.99	14.94	12.51	14.56	1635200	13.7
11/21/2008	12.99	12.99	10.67	11.64	1298600	10.96
11/20/2008	12	12.93	11.73	11.77	910800	11.08
11/19/2008	14	14.01	12.05	12.07	771900	11.36
11/18/2008	14.45	14.85	13.12	14.08	1196400	13.25

11/17/2008	14.26	14.44	13.9	13.93	438700	13.11
11/14/2008	15.01	15.59	14.35	14.39	510600	13.54
11/13/2008	15.26	15.59	13.66	15.56	585100	14.65
11/12/2008	16.01	16.26	15.42	15.48	304500	14.57
11/11/2008	16.37	16.84	16.07	16.26	339700	15.3
11/10/2008	17.32	17.53	16.25	16.58	606500	15.61
11/7/2008	17	17.22	16.53	16.89	349700	15.9
11/6/2008	17.89	18.36	16.82	16.92	445300	15.93
11/5/2008	18.92	19.16	17.98	18.12	428400	17.06
11/4/2008	19.28	19.39	18.79	19.21	426600	18.08
11/3/2008	18.75	19.3	18.5	19.04	570200	17.92
10/31/2008	19.06	20.34	18.61	19.92	394600	18.75
10/30/2008	19.18	19.22	18.6	19.13	681700	18.01
10/29/2008	17.66	19.33	17.01	18.55	514000	17.46
10/28/2008	16.25	17.54	15.26	17.50	502200	16.47
10/27/2008	16	17.14	15.88	15.88	446200	14.95
10/24/2008	16	16.78	15.82	16.21	539500	15.26
10/23/2008	18.03	18.5	16.17	17.04	699800	16.04
10/22/2008	18.52	18.66	17.71	17.91	817900	16.86
10/21/2008	19.21	19.7	17.87	18.01	767000	16.95
10/20/2008	19.38	19.94	18.92	19.33	347500	18.19
10/17/2008	18.21	22.38	17.95	19.14	635200	18.02
10/16/2008	18.44	19.16	17.66	18.96	1003800	17.85
10/15/2008	20.69	21.85	18.27	18.29	989400	17.22
10/14/2008	22.6	23.43	21.21	21.85	585500	20.38
10/13/2008	23.63	23.63	21.86	22.45	914800	20.94
10/10/2008	20.97	22.16	19.45	22.13	1364700	20.64
10/9/2008	22.16	22.65	20.85	21.16	963900	19.73
10/8/2008	21.27	22.63	20.81	21.82	650400	20.35
10/7/2008	22.72	23.95	21.73	21.78	604800	20.31
10/6/2008	22.79	23.49	21.55	23.30	1134600	21.73
10/3/2008	25.58	26.24	23.21	23.50	722600	21.92
10/2/2008	26.12	26.81	24.91	25.01	328600	23.32
10/1/2008	25.87	26.72	25.81	26.44	409500	24.66
9/30/2008	25.94	26.7	25.16	26.30	444200	24.53
9/29/2008	26.76	28.99	24.51	25.46	554300	23.74
9/26/2008	26.3	27.56	26.17	27.08	395200	25.26
9/25/2008	26.61	27.5	26.61	27.02	653100	25.2
9/24/2008	27.57	27.84	26.27	26.61	545000	24.82
9/23/2008	28.04	28.25	26.92	27.43	611700	25.58
9/22/2008	29.5	29.75	27.76	28.04	564200	26.15
9/19/2008	29.32	30.35	28.47	29.91	1220000	27.89
9/18/2008	28.85	29.73	27.69	28.61	1438300	26.68
9/17/2008	28.02	29.25	27.1	28.12	1111700	26.23
9/16/2008	26.09	29.42	26.01	28.92	1464400	26.97
9/15/2008	26.96	27.93	25.68	25.83	929700	24.09
9/12/2008	28.45	28.99	27.19	27.45	861800	25.6
9/11/2008	28.13	28.66	27.57	28.50	960100	26.58
9/10/2008	29.08	29.16	28.25	28.77	666900	26.83
9/9/2008	29.55	30.21	28.55	28.64	819200	26.71
9/8/2008	27.92	29.69	27.92	29.55	1032000	27.56
9/5/2008	26.46	28.01	26.3	27.84	911100	25.96

9/4/2008	26.87	27.14	25.9	26.61	851200	24.82	
9/3/2008	26.48	27.7	26.07	27.40	871000	25.55	
9/2/2008	26.67	28.46	26.28	26.48	852500	24.7	
8/29/2008	25.71	26.13	25.44	25.84	374600	24.1	
8/28/2008	24.8	26.07	24.48	25.87	664000	24.13	
8/27/2008	24.66	24.95	24.26	24.87	394300	23.19	
8/26/2008	25.03	25.11	23.81	24.56	692600	22.9	
8/25/2008	25.99	26.11	25.1	25.43	361000	23.72	
8/22/2008	25.84	26.42	25.34	26.23	410600	24.46	
8/21/2008	25.95	26.05	25.25	25.62	474500	23.89	
8/20/2008	26.44	26.93	25.91	26.29	397900	24.52	
8/19/2008	27.51	27.55	25.96	26.42	681400	24.64	
8/18/2008	29.22	29.4	27.64	27.82	814200	25.95	
8/15/2008	28.9	29.4	27.95	28.81	547900	26.87	
8/14/2008	27.14	28.95	27.14	28.59	489800	26.66	
8/13/2008	28.67	28.72	27.18	27.46	772800	25.61	
8/12/2008	29.44	29.84	28.55	28.87	507600	26.92	
8/11/2008	28.02	29.94	27.43	29.19	575700	27.22	
8/8/2008	26.44	28.45	25.92	28.31	688100	26.4	
8/7/2008	26.4	26.93	25.93	26.42	590500	24.64	
8/6/2008	26.58	27.11	25.78	26.96	505800	25.14	
8/5/2008	25.03	27.73	25.03	26.76	1530900	24.96	
8/4/2008	24.65	24.9	23.63	24.41	1190100	22.77	
8/1/2008	25.17	25.17	23.75	**24.85**	800500	23.18	Start
7/31/2008	24.52	24.9	24	24.17	764500	22.54	
7/30/2008	24.91	25.55	24.37	24.87	798400	23.19	
7/29/2008	23.45	24.77	23.17	24.67	498600	23.01	
7/28/2008	24.09	24.69	23.06	23.32	666600	21.75	
7/25/2008	24.43	25.19	23.7	24.13	721000	22.5	
7/24/2008	24.95	25.51	23.91	24.10	1045600	22.48	
7/23/2008	24.61	26.6	23.61	25.32	3217200	23.61	
7/22/2008	21.64	24.84	21.64	24.68	1283400	23.02	
7/21/2008	21.32	22.47	21.32	21.94	585500	20.46	
7/18/2008	22.2	22.42	21.43	22.22	820800	20.72	
7/17/2008	20.77	22.25	20.42	22.07	1038300	20.58	
7/16/2008	19.98	20.79	19.16	20.72	941400	19.32	
7/15/2008	19.16	20.56	18.93	19.88	947900	18.37	
7/14/2008	20.41	20.64	19.06	19.39	915500	17.92	
7/11/2008	20.27	20.73	19.86	20.27	1029700	18.73	
7/10/2008	21.28	21.75	20.2	20.23	1067300	18.7	
7/9/2008	22.86	22.86	21.22	21.29	877300	19.68	
7/8/2008	21.9	22.91	21.6	22.86	1184700	21.13	
7/7/2008	22.22	22.75	21.4	21.80	1206700	20.15	
7/3/2008	21.11	22.17	20.67	22.01	962900	20.34	
7/2/2008	21.88	22.12	20.75	20.80	1487200	19.22	
7/1/2008	20.99	22.83	20.58	22.11	2541800	20.43	
6/30/2008	23.49	25.36	23.24	24.51	1686800	22.65	
6/27/2008	25.08	25.58	22.96	23.20	1573700	21.44	
6/26/2008	26.28	26.3	24.7	25.08	971900	23.18	
6/25/2008	26.13	27.48	25.92	26.84	1020800	24.8	
6/24/2008	24.51	26.41	24.23	25.94	1055300	23.97	
6/23/2008	25.73	26.06	24.68	24.70	703100	22.83	

6/20/2008	26.42	26.68	25.26	25.71	1089000	23.76
6/19/2008	26.63	26.82	26.04	26.63	733500	24.61
6/18/2008	27.03	27.54	26.63	26.73	543000	24.7
6/17/2008	28.09	28.09	27.13	27.18	538100	25.12
6/16/2008	27.68	28.06	27.31	27.85	505800	25.74
6/13/2008	27.89	28.32	27.55	27.95	391900	25.83
6/12/2008	27.85	28.95	27.42	27.75	563600	25.65
6/11/2008	28.77	29.08	27.7	27.87	1123300	25.76
6/10/2008	28.35	29.39	27.9	28.91	873900	26.72
6/9/2008	28.53	29.94	28.01	28.66	1174100	26.49
6/6/2008	29.93	30	27.95	28.22	790600	26.08
6/5/2008	31	31.46	29.82	30.24	1185100	27.95
6/4/2008	28.25	30.03	28.25	29.36	948200	27.13
6/3/2008	28.69	29.02	28.02	28.38	750800	26.23
6/2/2008	29.68	29.68	27.95	28.50	1109000	26.34
5/30/2008	30.51	30.74	28.9	29.45	796100	27.22
5/29/2008	31.36	31.84	30.17	30.75	856600	28.42
5/28/2008	32	33.09	30.55	31.58	1089900	29.19
5/27/2008	31.41	32.54	31.02	32.33	971700	29.88
5/23/2008	32.04	32.21	30.76	30.91	704500	28.57
5/22/2008	31.65	32.64	31.65	32.50	625200	30.04
5/21/2008	33.55	33.7	31.55	31.59	946000	29.19
5/20/2008	34.55	34.65	32.81	33.46	780600	30.92
5/19/2008	34.79	35.93	34.56	34.78	520700	32.14
5/16/2008	36.56	36.56	34.57	34.79	592400	32.15
5/15/2008	35.75	36.59	35.1	36.44	435800	33.68
5/14/2008	36.39	36.61	35.6	35.90	459400	33.18
5/13/2008	35.2	36.41	34.85	36.33	653300	33.58
5/12/2008	33.95	35.23	33.95	35.15	508200	32.48
5/9/2008	34.51	35.05	33.69	33.84	591500	31.27
5/8/2008	35.94	35.94	33.99	35.02	620100	32.36
5/7/2008	35.28	35.92	34.58	34.69	538500	32.06
5/6/2008	36.52	36.57	34.7	35.20	941300	32.53
5/5/2008	37.17	38.02	36.69	36.77	361500	33.98
5/2/2008	38.42	38.5	36.81	37.41	596000	34.57
5/1/2008	36.79	38.72	36.79	38.01	531200	35.13
4/30/2008	35.92	38.48	35.81	36.94	826100	34.14
4/29/2008	35.48	36	35.15	35.64	385600	32.94
4/28/2008	35.26	35.9	34.93	35.46	373300	32.77
4/25/2008	34.92	35.62	34.46	35.37	407400	32.69
4/24/2008	34.18	35.17	33.52	34.90	604300	32.25
4/23/2008	34.08	34.59	33.56	34.08	460400	31.5
4/22/2008	34.85	35.03	33.14	34.06	421600	31.48
4/21/2008	34.35	35.24	34.3	35.07	477500	32.41
4/18/2008	33.8	35.12	33.8	34.63	473800	32
4/17/2008	34.03	34.03	32.9	33.12	411800	30.61
4/16/2008	33.05	34.34	32.85	34.09	419500	31.5
4/15/2008	33.3	33.87	32.53	32.87	490100	30.21
4/14/2008	33.63	34.03	33.07	33.33	285400	30.63
4/11/2008	34.58	34.76	33.42	33.77	375000	31.04
4/10/2008	34.14	35.14	34.01	34.96	287400	32.13
4/9/2008	35.56	36.05	33.93	34.07	363700	31.31

4/8/2008	35.3	36.48	35.29	35.56	370700	32.68
4/7/2008	35.97	36.41	35.18	35.84	291300	32.94
4/4/2008	36.84	36.84	35.49	35.77	522600	32.88
4/3/2008	36.49	37.2	36.13	36.69	407400	33.72
4/2/2008	36.93	37.89	36.34	36.60	751200	33.64
4/1/2008	36.19	37.04	35.67	36.99	602800	34
3/31/2008	34.57	36.25	34.57	35.77	604300	32.88
3/28/2008	35.56	36.04	34.54	34.57	332900	31.77
3/27/2008	36.24	36.28	35.29	35.36	218800	32.5
3/26/2008	36.97	36.97	35.78	36.10	448400	33.18
3/25/2008	37.1	37.35	36.42	37.28	374200	34.26
3/24/2008	36.43	37.59	36.23	37.00	492900	34.01
3/20/2008	33.95	36.7	33.61	36.26	1431300	33.33
3/19/2008	33.77	34.89	33.53	33.66	684000	30.94
3/18/2008	33.06	33.77	32.54	33.65	658700	30.93
3/17/2008	32.33	33.04	31.93	32.37	661500	29.75
3/14/2008	33.66	33.67	32.03	32.59	788200	29.95
3/13/2008	32.23	33.51	31.62	33.32	883000	30.62
3/12/2008	34.12	34.58	33.12	33.25	794900	30.56
3/11/2008	33.35	34.02	32.68	33.99	764800	31.24
3/10/2008	33.71	34.36	32.22	32.38	1026100	29.76
3/7/2008	33.43	34.26	33.06	33.55	762900	30.84
3/6/2008	36.18	36.51	33.57	33.64	741300	30.92
3/5/2008	36.5	36.62	35.81	36.28	609400	33.35
3/4/2008	35.11	36.33	34.6	36.12	1190900	33.2
3/3/2008	36.35	36.69	34.96	35.43	1165100	32.56
2/29/2008	37.9	38	36.41	36.42	943500	33.47
2/28/2008	37.3	38.7	37.23	38.07	1324600	34.99
2/27/2008	37.37	38.87	37.18	37.32	1166800	34.3
2/26/2008	36.1	38.71	35.61	38.32	2490600	35.22
2/25/2008	32.65	34.63	32.07	34.44	648400	31.65
2/22/2008	32.59	32.72	31.8	32.58	638800	29.94
2/21/2008	32.98	33.65	32.5	32.56	374200	29.93
2/20/2008	31.85	32.98	31.83	32.72	631900	30.07
2/19/2008	32.99	33.72	32.18	32.37	394800	29.75
2/15/2008	32.8	32.97	32.31	32.65	519500	30.01
2/14/2008	34.38	34.38	32.99	33.03	611500	30.36
2/13/2008	32.91	34.63	32.68	34.55	801600	31.76
2/12/2008	32	32.94	31.72	32.57	498500	29.94
2/11/2008	31.3	31.92	30.72	31.70	550900	29.14
2/8/2008	31.57	32.17	31.01	31.15	278500	28.63
2/7/2008	30.77	32.15	30.4	31.70	577800	29.14
2/6/2008	32.95	32.95	30.95	31.02	678900	28.51
2/5/2008	32.18	33.77	31.77	32.60	951700	29.96
2/4/2008	32.18	32.22	31.53	31.84	679300	29.26
2/1/2008	31.32	32.38	31.15	32.12	433000	29.52
1/31/2008	29.6	31.72	29.43	31.27	704300	28.74
1/30/2008	30.35	30.75	29.8	29.90	824500	27.48
1/29/2008	30.22	30.65	29.75	30.30	578700	27.85
1/28/2008	29.26	30.17	28.6	30.17	973300	27.73
1/25/2008	29.96	30.25	29.01	29.26	932200	26.89
1/24/2008	29.99	30.05	28.59	29.47	1175100	27.09

1/23/2008	25.46	30.24	25.12	29.72	1608500	27.32
1/22/2008	24	26.98	24	26.27	1074300	24.14
1/18/2008	24.56	25.25	24.37	24.65	660900	22.66
1/17/2008	24.9	25.31	24.67	24.69	692300	22.69
1/16/2008	24.4	25.25	24.28	24.99	1120300	22.97
1/15/2008	25.92	26.09	24.3	24.45	1241500	22.31
1/14/2008	27.05	27.42	26.23	26.26	547800	23.96
1/11/2008	27.08	27.32	26.36	27.00	722000	24.63
1/10/2008	26.82	27.52	26.44	27.33	705200	24.93
1/9/2008	26.62	27.02	25.98	27.02	528700	24.65
1/8/2008	27.35	28.05	26.58	26.65	648400	24.31
1/7/2008	27.04	27.97	26.99	27.43	777100	25.03
1/4/2008	29.41	29.41	26.84	26.94	1347100	24.58
1/3/2008	31.23	31.48	29.47	29.54	913100	26.95
1/2/2008	32.2	32.41	31.13	31.32	464000	28.57
12/31/2007	32.57	32.9	32.14	32.39	320700	29.55
12/28/2007	33	33.6	32.42	32.51	252400	29.66
12/27/2007	33.17	33.43	32.74	32.86	293500	29.98
12/26/2007	32.77	33.15	32.52	32.93	280200	30.04
12/24/2007	33.2	33.81	33.06	33.15	195400	30.24
12/21/2007	33.68	34.2	32.64	33.13	774700	30.23
12/20/2007	32.95	33.27	32.24	33.20	852300	30.29
12/19/2007	33.71	33.72	31.82	32.21	699600	29.39
12/18/2007	33.8	33.97	33	33.88	570600	30.91
12/17/2007	33.47	34.17	33.4	33.56	624600	30.62
12/14/2007	34.04	34.14	33.48	33.49	802000	30.55
12/13/2007	34.19	34.32	33.72	34.14	587700	31.15
12/12/2007	35.46	35.46	34	34.35	513100	31.34
12/11/2007	35.63	36.06	34.49	34.54	578300	31.51
12/10/2007	35.42	35.93	35.14	35.47	502400	32.36
12/7/2007	34.85	35.92	34.76	35.35	621800	32.25
12/6/2007	34.07	34.96	33.69	34.85	721100	31.8
12/5/2007	34.1	34.64	33.81	34.07	612800	31.08
12/4/2007	32.64	34.9	32.55	34.03	1062100	31.05
12/3/2007	33.67	33.9	32.76	32.78	589200	29.91
11/30/2007	33.82	34.33	33.4	33.46	737900	30.53
11/29/2007	32.54	33.49	31.94	33.34	904400	30.42
11/28/2007	33.31	35	32.5	32.86	1170200	29.98
11/27/2007	33.22	34.4	32.87	34.27	647000	31.27
11/26/2007	33.86	33.91	32.95	33.04	488200	30.14
11/23/2007	33.21	34.07	33.21	33.81	110900	30.85
11/21/2007	32.49	33.6	32.13	32.95	400200	30.06
11/20/2007	33.43	33.6	32.16	32.74	838700	29.87
11/19/2007	34	34.39	33.35	33.49	396400	30.55
11/16/2007	34.52	34.87	34	34.25	558200	31.25
11/15/2007	34.01	34.7	33.85	34.37	451400	31.36
11/14/2007	35.74	36.1	34.07	34.20	383800	31.2
11/13/2007	34.07	36.04	33.82	35.85	763100	32.71
11/12/2007	33.8	34.78	33.68	33.74	496800	30.78
11/9/2007	34.43	35.19	33.74	33.89	679500	30.92
11/8/2007	34.5	35.11	34.2	34.97	619600	31.9
11/7/2007	35.41	36.01	34.41	34.41	1060300	31.39

11/6/2007	36.85	37.6	35.75	36.00	1448000	32.84
11/5/2007	37.83	37.97	36.82	36.83	532900	33.6
11/2/2007	38.51	38.51	36.96	38.01	578700	34.68
11/1/2007	39.54	39.85	38.02	38.19	322900	34.84
10/31/2007	39.43	39.9	38.8	39.90	305500	36.4
10/30/2007	38.74	39.51	38.46	39.17	330800	35.74
10/29/2007	39.32	39.62	38.72	38.95	490200	35.54
10/26/2007	39.02	39.37	38.31	39.35	241900	35.9
10/25/2007	38.79	39.11	38.29	38.65	460100	35.26
10/24/2007	38.86	39.04	38.07	38.82	288700	35.42
10/23/2007	39.6	39.6	38.63	39.30	288700	35.86
10/22/2007	38.11	39.49	37.64	39.40	611600	35.95
10/19/2007	39.25	39.32	38.15	38.21	467000	34.86
10/18/2007	39.29	39.8	38.88	39.35	317700	35.9
10/17/2007	39.51	39.78	38.67	39.42	302000	35.96
10/16/2007	39.76	39.87	39.12	39.37	306500	35.75
10/15/2007	40.49	40.49	39.22	39.64	643100	36
10/12/2007	40.72	40.82	40.28	40.47	163300	36.75
10/11/2007	41.58	41.58	40.12	40.47	326000	36.75
10/10/2007	41.54	41.63	41.16	41.43	292400	37.63
10/9/2007	40.95	41.8	40.95	41.56	341500	37.74
10/8/2007	41.11	41.34	40.6	40.87	207300	37.12
10/5/2007	41.2	41.48	40.81	41.32	319600	37.53
10/4/2007	41.71	41.9	40.7	40.83	280300	37.08
10/3/2007	41.05	41.74	41.03	41.52	520400	37.71
10/2/2007	41.9	41.95	40.88	41.46	546400	37.65
10/1/2007	40.81	41.94	40.73	41.90	558000	38.05
9/28/2007	41.28	41.3	40.6	40.80	496700	37.05
9/27/2007	41.4	41.47	40.56	41.10	352000	37.33
9/26/2007	41.48	41.64	41.06	41.25	570100	37.46
9/25/2007	40.02	40.43	39.3	40.11	528100	36.43
9/24/2007	41.35	41.49	39.93	40.12	352500	36.44
9/21/2007	40.82	42	40.67	41.24	912700	37.45
9/20/2007	40.34	41.37	40.05	40.44	688300	36.73
9/19/2007	42.55	42.74	40	40.05	1075500	36.37
9/18/2007	37.46	42	37.16	41.52	1785300	37.71
9/17/2007	36.62	36.62	35.98	36.14	517900	32.82
9/14/2007	35.79	36.6	35.78	36.52	269400	33.17
9/13/2007	36.04	36.46	35.86	35.98	355300	32.68
9/12/2007	36.1	36.2	35.84	35.95	383800	32.65
9/11/2007	36.05	36.51	35.95	36.15	293800	32.83
9/10/2007	36.43	36.59	35.95	36.04	324500	32.73
9/7/2007	37.01	37.14	36.28	36.34	289200	33
9/6/2007	37.53	37.53	36.51	37.28	281000	33.86
9/5/2007	37.89	38.34	37.5	37.53	611000	34.08
9/4/2007	37.38	38	37.25	37.82	419400	34.35
8/31/2007	37.4	37.99	36.74	37.42	246500	33.98
8/30/2007	37.35	37.46	36.63	36.90	265300	33.51
8/29/2007	37.35	37.71	36.8	37.62	253500	34.17
8/28/2007	38.37	38.4	36.98	37.20	498200	33.78
8/27/2007	39.42	39.5	38.44	38.52	235100	34.98
8/24/2007	38.79	39.49	38.51	39.40	234500	35.78

8/23/2007	39.13	39.32	38.45	38.79	372400	35.23
8/22/2007	38.97	39.5	38.75	38.86	266800	35.29
8/21/2007	39.89	39.89	38.53	38.83	208500	35.26
8/20/2007	39.61	39.88	38.6	39.04	232200	35.45
8/17/2007	38.88	41.48	38.46	39.38	1172100	35.76
8/16/2007	35.95	38.03	35.88	37.83	510300	34.36
8/15/2007	36.6	36.77	35.97	35.99	462000	32.69
8/14/2007	38.15	38.19	36.4	36.50	751300	33.15
8/13/2007	38.19	40.12	37.81	38.11	543200	34.61
8/10/2007	35.8	39.73	35.75	37.57	987600	34.12
8/9/2007	38.69	38.77	35.76	36.17	1586300	32.85
8/8/2007	39.05	39.92	38.93	39.41	1252600	35.79
8/7/2007	37.49	39.16	37.21	38.93	1213800	35.36
8/6/2007	37.08	37.55	36.13	37.47	885100	34.03
8/3/2007	38.15	38.49	36.72	36.82	561600	33.44
8/2/2007	37.66	38.21	37.59	38.09	510800	34.59
8/1/2007	38.25	38.36	37.11	37.63	683100	34.17
7/31/2007	39.45	39.92	38.4	38.43	424800	34.9
7/30/2007	38.97	39.41	38.29	39.23	593400	35.63
7/27/2007	38.29	39.29	37.59	38.90	1400600	35.33
7/26/2007	39.09	39.21	38	38.41	784000	34.88
7/25/2007	39.82	40.38	39.15	39.50	596800	35.87
7/24/2007	40.26	40.56	39.47	39.64	395700	36
7/23/2007	40.44	40.98	40.25	40.70	314500	36.96
7/20/2007	41.04	41.38	40.41	40.46	289900	36.74

Exhibit J

(see attached)

See pages 7 and 65

Return on Capital (ROC), Return on Invested Capital (ROIC) and Return on Equity (ROE): Measurement and Implications

Aswath Damodaran
Stern School of Business

July 2007

ROC, ROIC and ROE: Measurement and Implications

If there has been a shift in corporate finance and valuation in recent years, it has been towards giving "excess returns" a more central role in determining the value of a business. While early valuation models emphasized the relationship between growth and value – higher growth firms were assigned higher values – more recent iterations of these models have noted that growth unaccompanied by excess returns creates no value. With this shift towards excess returns has come an increased focus on measuring and forecasting returns earned by businesses on both investments made in the past and expected future investments. In this paper, we examine accounting and cash flow measures of these returns and how best to forecast these numbers for any given business for the future.

The notion that the value of a business is a function of its expected cash flows is deeply engrained in finance. To generate these cashflows, though, firms have to raise and invest capital in assets and this capital is not costless. In fact, it is only to the extent that the cash flows exceed the costs of raising capital from both debt and equity that they create value for a business. In effect, the value of a business can be simply stated as a function of the "excess returns" that it generates from both existing and new investments.

While this principle is intuitive and easily proved, measuring excess returns has proved to be difficult to do. On one side of the equation are the costs of debt, equity and capital. While there are clearly significant questions that remain to be addressed, a significant portion of the research in finance has been directed towards estimating these numbers more precisely. On the other side of the equation are the returns themselves and surprisingly little has been done in coming up with a cohesive and consistent measure of returns generated on investments and how these returns can be expected to evolve over time.

In the first part of this paper, we will lay out what we are trying to measure with these returns and why it matters so much that we get a good estimate of the numbers. In the second part of the paper, we will look at both accounting and cash flow based measures of returns and the advantages and disadvantages of both. In the third part of the paper, we will consider factors that may cause the measured returns for a firm to deviate from its true returns and how best to fix the problems. In the fourth part of the chapter, we will turn our attention to forecasting investment returns and how best to incorporate the effects of competition into these forecasts.

Investment Returns: What and Why?

In finance and accounting, there are frequent references to returns on investments and different definitions of these returns. To better understand, what we are trying to measure with investment returns, consider a financial balance sheet in figure 1.

Figure 1: A Financial Balance Sheet


Assets
Liabilities
Assets in Place
Existing Investments
Generate cashflows today
Investments already made
Debt
Borrowed money
Growth Assets
Expected Value that will be created by future investments
Investments yet to be made
Equity
Owner's funds

Note the contrast to an accounting balance sheet, which is more focused on categorizing assets based upon whether they are fixed, current or intangible and recording them at accounting or book value estimates of value. Note also the categorization of assets in this balance sheet into assets in place and growth assets, thus setting up the two basic questions to which we need answered in both corporate finance and valuation:

a. How good are the firm's existing investments? In other words, do they generate returns that exceed the cost of funding them?
b. What do we expect the excess returns to look like on future investments?

The answer to the first question lies in the past and will require us to focus on the capital that the firm has invested in assets in place and the earnings/cash flows it generates on these investments. In effect, this is what we are trying to do when we compute the return on invested capital and compare it to the cost of capital. To answer the second question, we may very well start with past returns but we cannot stop there. After all, the competitive environment and investment potential for the firm may have changed substantially and these changes have to be incorporated into the forecasts of future returns. In practical terms, this will require us to adjust past returns for changes or even replace them with new and different measures of return for future investments. The categorization of capital into equity and debt also provides us with a simple way of differentiating between different ways of measuring returns. We can focus on just the equity invested in projects and measure the return on this equity investment; this would then have to be compared to the cost of equity. Alternatively, we can measure the overall return earned on call capital (debt and equity) invested in an investment; this is the return on capital and can be compared to the cost of capital.

Why are we so focused on measuring returns on past and future investments? The reason, as we noted in the introduction, is simple. A firm that generates higher returns on an investment than it costs it to raise capital for that investment is earning excess returns and will trade at a premium over a firm that does not earn excess returns. Why separate the returns on existing investments from those on future investments? A firm that expects to continue generating positive excess returns on new investments in the future will see its value increase as growth increases, whereas a firm that earns returns that do match up to its cost of funding will destroy value as it grows.

The link between excess returns and value is now clearly established in valuation models. The link is explicit in excess return models where the value of a firm is written as the sum of the values of the capital invested in the existing assets in the firm and the present value of all future excess returns on both existing assets and future investments. It is implicit in conventional discounted cash flow models but becomes a key component of value if expected growth is computed based upon fundamentals. For instance, the sustainable growth rate in equity valuation models is the product of the expected return on equity on new investments and the proportion of earnings held back in the firm (retention ratio). In firm valuation models, the expected growth rate is a product of the return on capital invested in new assets and the proportion of operating income reinvested back into the business (reinvestment rate):

Table 1: Sustainable Growth Rates and Reinvestment Assumptions

	How much did you reinvest?		*How well did you reinvest?*
Operating Income	Reinvestment Rate = $\frac{(\text{Cap Ex - Deprec'n} + \Delta WC)}{EBIT(1-t)}$	X	Return on Invested Capital
Net Income	Equity Reinvestment Rate = $\frac{(\text{Cap Ex - Deprec'n} + \Delta WC - \Delta Debt)}{\text{Net Income}}$	X	Non-cash Return on Equity
Earnings per share	Retention Ratio = $1-\frac{\text{Dividends}}{\text{Net Income}}$	X	Return on Equity

With this link between growth and return quality, we are in effect looking at the trade off in investing. Reinvesting more will increase the growth rate but it will increase value

only if the returns earned on the investments exceed their costs. Even the growth that can be attributed to using existing assets more efficiently can be stated in terms of changes in returns on equity and capital.[1]

Table 2: Efficiency Growth and Return Assumptions

	Efficiency Growth in period t
Operating Income	$\frac{\text{Return on Capital}_{t,\text{ Existing Assets}} - \text{Return on Capital}_{t-1,\text{ Existing Assets}}}{\text{Return on Capital}_{t-1,\text{ Existing Assets}}}$
Equity Income	$\frac{\text{Return on Equity}_{t,\text{ Existing Assets}} - \text{Return on Equity}_{t-1,\text{ Existing Assets}}}{\text{Return on Equity}_{t-1,\text{ Existing Assets}}}$

In summary, we attempt to estimate the returns earned on equity and capital invested in the existing assets of a firm as a starting point in evaluating the quality of investments it has already made. We then use these returns as a basis for forecasting returns on future investments. Both these judgments will have significant repercussions on the value that we assign a business. If we over estimate returns earned on existing investments, we will not only misjudge the quality of the incumbent management of the firm but we will tend to attach far more value to growth at this firm than we should. In fact, we can safely conclude that the key number in a valuation is not the cost of capital that we assign a firm but the return earned on capital that we attribute to it.

Measuring Investment Returns

Now that we have established how critical it is that we get a reasonable estimate of the return earned on existing investments, we need to consider the alternatives. In this section, we will first explore the two measures of return based on accounting earnings – return on capital and return on equity - that are widely used in practice and then turn our attention to cash based returns and why they have not attracted as wide a following in practice.

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[1] This link is discussed more fully in chapter 11 of Investment Valuation, Aswath Damodaran, John Wiley and Sons, Second Edition.

Accounting Returns

Given that much of the information that we work with in valuation and corporate finance comes from accounting statements, it should come as no surprise that the most widely used measures of return are based upon accounting earnings. In keeping with our earlier differentiation between returns to all capital and just to equity investors, accounting returns can be categorized accordingly.

a. Return on Invested Capital

The return on capital or invested capital in a business attempts to measure the return earned on capital invested in an investment. In practice, it is usually defined as follows:

$$\text{Return on Capital (ROIC)} = \frac{\text{Operating Income}_t \text{ (1 - tax rate)}}{\text{Book Value of Invested Capital}_{t-1}}$$

There are four key components to this definition. The first is the use of operating income rather than net income in the numerator. The second is the tax adjustment to this operating income, computed as a hypothetical tax based on an effective or marginal tax rate, The third is the use of book values for invested capital, rather than market values. The final is the timing difference; the capital invested is from the end of the prior year whereas the operating income is the current year's number. There are good reasons for each of these practices and we will examine the details in the sub-sections that follow.

I. After-tax Operating Income

The return on capital measures return generated on all capital, debt as well as equity, invested in an asset or assets. Consequently, it has to consider earnings not just to equity investors (which is net income) but also to lenders in the form of interest payments. Thus, operating income, as a pre-debt measure of earnings, is used in the computation, and it is adjusted for taxes to arrive at an after-tax return on capital. There are two ways of estimating this operating income.

- One is to use the reported earnings before interest and taxes (EBIT) on the income statement and to adjust this number for the tax liability.

$$\text{After-tax Operating Income} = \text{EBIT (1 – tax rate)}$$

Note that when we use this computation, we are in effect acting as if we pay taxes on that measure of income. In reality, we get to subtract interest expenses to get to taxable income but we ignore this tax benefit since it is already incorporated into the cost of capital (through the use of an after-tax cost of debt). A common error made in the computation of return on capital is using actual taxes paid in the computation of the after-tax operating income. This will result in a double counting of the tax benefit from debt, once in the return on capital (which will be increased because of the interest tax savings) and again in the cost of capital (which will be reduced the reflect the same tax benefit).[2]

- The other is to start with net income and to add back after-tax interest expenses and eliminate other non-operating items to arrive at the after-tax operating income:[3]

  After-tax operating income = Net Income + Interest Expenses (1- tax rate) – Non-operating income (1 – tax rate)

  In this computation, no explicit tax adjustment is made, since we start with net income, which is already after taxes. Adding back the after-tax portion of interest expenses ensures that the tax benefit from debt does not get double counted.[4]

II. Invested Capital

In most financial computations, when given a choice between market value and book value, we choose to proceed with market value. Thus, the cost of capital is computed using market value weights for debt and equity and betas are levered and unlevered using market values. The accounting return computation is perhaps the only place in finance where we revert back to book value, and the reason we do it is simple. We are trying to compute the return earned on the capital invested in existing assets and

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[2] This is best illustrated using a simple example. Assume that a firm has $100 million in earnings before interest and taxes, $60 million in interest expenses and faces a tax rate of 40%. The taxable income for the firm is $40 million (EBIT – Interest Expenses) and the taxes paid will be $16 million. The after-tax operating income that should be used for the return on capital should be $ 60 million ($100 million (1-.4)) and not $ 84 million ($100 million - $16 million).

[3] This adjusted version of after-tax operating income is sometimes referred to as NOPLAT (Net operating profit (loss) after taxes).

[4] The equivalence of the two approaches can be shown with the example used in the last footnote. The firm with $ 100 million in operating income, $60 million in interest expenses and a 40% tax rate will report net income of $ 24 million. Adding back the after-tax interest expense of $ 36 million ($ 60 million (1-.4)) will yield an after-tax operating income of $ 60 million.

we are assuming that the book values of debt and equity effectively measures this capital investment. The market value of equity has two problems that make it inappropriate for this computation:

(1) The market value of equity includes the expected value of growth assets, which cannot generate operating income today. Consequently, the return on capital computed using market values of debt and equity for a growth firm will be biased downwards, not because the firm has taken poor investments but because its market value incorporates expectations for the future. Consider, for instance, that the market value of Google in 2007 was approximately $ 150 billion, much of which was due to growth potential. Dividing Google's operating income of $ 3 billion in that year by the market value would generate a return on capital of 2%, but that would not be a fair measure of the quality of Google's investments. Dividing instead by Google's book value of $15 billion yields the more reasonable estimate of return of 20% on its existing investments.

(2) The market value marks up the value of existing assets to reflect their earning power. In other words, even if there were no growth assets, using the market value of existing investments in this computation will generate the unsurprising result that the return on capital is equal to the cost of capital. Consider a firm that has only one project and no expected future investments, and assume that the capital invested in the project was $50 million and that the project is expected to generate $10 million in annual earnings/ cash flow in perpetuity. Finally, assume that the cost of capital for this project is 10% and that the market values it fairly, giving it a value of $100 million (the present value of $10 million as a perpetuity, discounted back at 10%). Now, consider the options when it comes to computing return on capital. If you divide the earnings by the book value of $50 million, you arrive at a return on capital of 20% and the fair conclusion that the firm is generating excess returns on its only investment. If you divide the earnings by the market value of $100 million, the return on capital is 10% and the conclusion that you would draw is that the firm invested in a neutral project, which is not a fair assessment.[5]

The reason we net out cash is to be consistent with the use of operating income as our measure of earnings. The interest income from cash is not part of operating income.

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[5] If the market is not efficient, this computation will become even noisier, pushing down the return on capital if the market is overvaluing the firm and pushing it up, if the firm is under valued.

Consequently, dividing the operating income by the total book value of debt and equity will yield too low a return on capital for companies with significant cash balances. We could, of course, add back interest income from cash to the numerator but that would muddy the waters since cash is generally invested in low-risk, low-return investments.

While the computation that we have used begins with the book values of debt and equity, we could arrive at a similar result using the book values of the assets of the firm. In fact, the equivalence of the balance sheet can be used to arrive at the following measure of invested capital:

Invested Capital = Fixed Assets + Current Assets – Current Liabilities – Cash

= Fixed Assets + Non-cash Working Capital

The two approaches will generally give you equivalent results with two exceptions. The first is when the firm has minority holdings in other companies that are classified as assets on a balance sheet. Since these assets are not viewed as operating assets, they will be excluded from the invested capital computation when we use the asset-based approach but will be implicitly included in it when we use the capital computation. The second is when the firm has long-term liabilities that are not categorized as debt – unfunded pension or health care obligations, for instance. They will be excluded from the invested capital computation when we use the capital approach since we consider only equity and interest bearing debt but will be included in the computation when we use the asset approach.

III. Timing Differences

Assume that you buy a stock for $50 at the start of a period and that it rises to $70 over the period. If you were computing the return you earned on this stock, you would compute it to be 40% (obtained by dividing the change in price by the price at the start of the period). It is the same reasoning that drives us to use the capital invested at the start of the period in computing return on invested capital. Using the rationale that investments made during the course of a year will generally not start generating earnings during the year, we divide the operating income for the year by the capital invested at the beginning of the year. It should be noted that there are some analysts who prefer to use the average

of the capital invested during the year, obtained by averaging the capital invested at the beginning and end of the year, as the base.[6]

Final Thoughts

Note that if the return on capital works as advertised, it should give us a measure of the return earned on the capital invested on all of the projects that the firm has on its books – i.e. its assets in place. This can then be compared to the firm's cost of capital to conclude whether the firm has collectively invested in good projects. In practice, it is instructive to consider when return on capital is most likely to succeed at its mission: the operating income in the most recent year should be a good proxy of the typical operating earnings on existing investments and the book value should, in fact, capture the capital invested in these investments. As we will see in the next section, there is good reason to be skeptical about both these assumptions and the return on capital, at least as computed based upon accounting numbers, can be a poor measure of the quality of a firm's assets in place.

Return on Equity

While the return on capital measures the return on all capital invested in an asset, the return on equity focuses on just the equity component of the investment. It relates the earnings left over for equity investors after debt service costs have been factored in to the equity invested in the asset. The accounting definition of return on equity reflects this:

$$\text{Return on Equity (ROE)} = \frac{\text{Net Income}_t}{\text{Book Value of Equity}_{t-1}}$$

Much of what said about return on capital in terms of timing and book value applies to this measure as well. The net income from the current year is assumed to be generated by the equity investment at the start of the year and we use the book value of equity to measure the equity invested in existing assets.

One key difference between this measure and the return on invested capital is that cash is not netted out; interest income from cash is part of net income and the book value

[6] This makes more sense if you are following a mid-year convention for your cash flows. In other words, rather than estimate cash flows at the end of year 1, 2, 3 and so on as is the usual practice, you estimate cash flows in half a year, 1.5 years from now, 2.5 years from now etc.

of equity incorporates the cash holdings of the firm. The return on equity for a company is therefore a composite return on all of its assets – cash and operating. To the extent that cash is very different, both in terms of risk and return, from operating assets, the return on equity for firms with significant cash balances will be depressed by the low and riskless returns earned by cash. To get a cleaner measure of returns on equity invested just in operating assets, the return on equity computation can be modified as follows:

$$\text{Non-cash Return on Equity} = \frac{\text{Net Income}_t - \text{Interest Income from Cash}_t\,(1 - \text{tax rate})}{\text{Book Value of Equity}_{t-1} - \text{Cash}_{t-1}}$$

Which one you use will depend in large part on what you compare it to. If you are computing a return on equity to compare to the cost of equity for a firm, where the cost of equity reflects all assets owned by the firm, the conventional measure of ROE will suffice.[7] If the cost of equity is computed based on the riskiness of only the operating assets of the firm, the non-cash ROE is the better measure of returns.

There is one final complexity that sometimes arises with the use of book value of equity. While invested capital is almost always a positive number, there are a significant number of firms with negative book values for equity.[8] When this occurs, the return on equity becomes a meaningless number and you may have to revert back to a return on invested capital.

Other Measures

There are other measures of accounting returns but most of them suffer from inconsistency problems that make them useless from the perspective of valuation and corporate finance. For instance, there are variations of return on capital where analysts use net income instead of after-tax operating income in the numerator. Dividing the net income by the book value of all capital will give you a misleadingly low return for any firm that has substantial debt and will tell you little about the quality of its investments.

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[7]If the cost of equity is computed using a CAPM beta, this will be the case if you use a regression beta (since historical stock returns are affected by cash holdings) or if you use an unlevered beta that incorporates cash. In other words, if you have a steel company that is 20% cash, the unlevered beta you will use will be a weighted average of the beta of steel and the beta of cash, with the weights being 80% and 20%.

[8] The book value of equity is adjusted to reflect retained earnings. Firms that report years of large losses can end up with negative book value of equity.

Another widely reported accounting measure of return is return on assets, where after-tax operating income is divided by the book value of total assets, rather than the book value of capital.[9]

$$\text{Return on Assets (ROA)} = \frac{\text{Operating Income}_t \text{ (1 - tax rate)}}{\text{Book Value of Total Assets}_{t-1}}$$

There are two problems with this computation and they can be seen by using a simplified version of an accounting balance sheet in figure 2:

Figure 2: Accounting Balance Sheet


Assets
Liabilities
Long Lived Real Assets
Fixed Assets
Current Liabilties
Short-term liabilities of the firm
Short-lived Assets
Current Assets
Debt
Debt obligations of firm
Investments in securities & assets of other firms
Financial Investments
Equity
Equity investment in firm

In the return on assets computation, we are using the sum of the assets, thus yielding a value higher than the capital invested in the return on capital computation:

Total Assets = Debt + Equity + Current Liabilities

Thus, the return on assets will be lower than the return on capital. By itself, this would not be an issue if all we did was compare returns on assets across firms. However, the return on assets cannot be compared to the cost of capital, since that cost is based on the cost of debt and equity (and does not incorporate current liabilities and other non-interest bearing liabilities) invested in assets. The other difference is that cash is a part of total assets and is left in the base, even though operating income does not include the interest income from cash.

Assessment of Accounting Returns

Should we trust accounting returns? The answer lies in whether we believe that there is information in accounting earnings and book value. If we do, there is value to estimating accounting returns, though that conclusion has to be tempered by three facts.

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[9] Some services divide net income by total assets, which is just as meaningless a number as dividing net income by total capital.

The first is that the accounting return estimated is for a single period; even if it is an accurate assessment of that period's performance, it may not be a good measure of returns over the long term for an investment. The second is that the use of book value of equity or capital leaves the return exposed to accounting choices made not only in the current period but to choices made over time. In other words, a restructuring charge taken 10 years ago can result in a lower book value of equity and a higher return on capital for the most recent year. The third is that any systematic quirks in accounting or tax rules will leave their imprint on the return computations.

The most sensible course of action for an analyst is to not take accounting earnings and book value as a given but to adjust those numbers to get a better measure of the returns earned by a firm on its investments. The objective, after all, should not be estimating last year's return with absolute precision but coming up with a measure of return that can be useful in forecasting future performance.

Cash Flow Returns

It is a truism that earnings are not cash flows and the item that is viewed as the main reason for the difference between earnings and cash flows is depreciation and amortization. While depreciation is an accounting expense, depressing earnings, it is not a cash expense. Some firms that look like they are under performing based upon accounting returns may look much better when we look at the cash flows that they generate, and other firms that seem to be superior performers, based upon accounting earnings, may lag when judged based upon cash flows. In this section, we will consider two variations of returns that consider cash flows instead of earnings, the first a simple extension of return on invested capital and the other a more complicated version of time-value adjusted cash flows.

Cash Earnings Measures

If depreciation and amortization are accounting expenses but not cash expenses, a simple version of the after-tax operating cash flow for a firm can be computed as follows:

After-tax Operating Cash flow = EBIT (1- tax rate) + Depreciation and Amortization

Converting this operating cash flow measure into a return is difficult, because the invested capital that we used as the denominator in the conventional measure of return on capital is net of depreciation and amortization charges over previous years. One way to eliminate this inconsistency is to use the gross investment in assets (obtained by adding back accumulated depreciation to the net investment value) to estimate the capital investment. This measure of return, titled Cash ROIC can be computed as follows:

$$\text{Cash ROIC} = \frac{\text{Operating Income}_t\ (1\ -\ \text{tax rate}) + \text{Depreciation \& Amortization}}{\text{Gross Fixed Assets}\ +\ \text{Non-cash Working Capital}}$$

where,

Gross Fixed Assets = Net Fixed Assets + Accumulated Depreciation.

Consider a simple illustration to make this point. Assume that a firm reports $100 million in operating income, after depreciation charges of $30 million, and that the tax rate is 40%. Furthermore, assume that this firm has net fixed assets of $ 500 million (with accumulated depreciation of $150 million) and non-cash working capital of $ 100 million. The return on capital and Cash ROIC can be computed as follows:

$$\text{Return on Capital} = \frac{100(1-.40)}{(500+100)} = 10\%$$

$$\text{Cash ROIC} = \frac{100(1-.40)+30}{500+150+100} = 12\%$$

For this firm, the cash ROIC exceeds the return on capital.[10]

By adding depreciation back to after-tax operating income in the numerator and the accumulated depreciation to capital invested in the denominator, proponents of this measure argue that they were being consistent and that the resulting return on capital is a cash flow version of the accounting return on capital, and is comparable to the cost of capital. They also posit that this return is less susceptible to accounting choices on depreciation. For instance, choosing a more accelerated depreciation method would leave this return unaffected while creating large changes in the conventional return on capital.

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[10] The relationship between return on capital and cash flow return on capital will be determined by the ratio of current depreciation to accumulated depreciation. If this ratio is greater than the current return on capital, the cash flow return on invested capital will exceed the return on capital. In this example, for instance, the depreciation/ accumulated depreciation ratio is 20% which exceeds the return on capital of 10%.

How big are the differences between Cash ROIC and the conventional measure of Return on Invested Capital? To answer this question, we computed the conventional return on capital and the Cash ROIC for all sectors in the United States using data from the 2006 financial year. The results are summarized in Figure 3.

Figure 3: Cash ROIC versus ROIC - By Sector


ROIC is higher than the Cash ROIC for these sectors
Cash ROIC is higher than ROIC for these sector
120
100
80
60
40
20
0
<-6%
-4 to -6%
-2 to -4%
0 to -2%
0 to 2%
2-4%
4-6%
>6%
Cash ROIC minus ROIC

Across all sectors, the average return on capital is very close to the Cash ROIC, with a difference of less than 0.5%. Comparing the two numbers, the Cash ROIC yields higher numbers than ROIC for about 60% of the sectors and lower numbers for the rest. Not surprisingly, the effect of the cash flow adjustment is greatest in sectors where depreciation is a large proportion of EBITDA. For sectors, where depreciation is greater than 30% of EBITDA, the Cash ROIC yields returns that are about 5% higher than the conventional return on capital approach.

Proponents of cash flow based returns will undoubtedly argue that the cash flow returns are more meaningful estimates of what firms generate on their existing investments, but there are serious risks associated with adding back depreciation to the operating income and accumulated depreciation to the asset base. After all, firms with substantial depreciation requirements often have to reinvest this money (in capital expenditures) to keep generating return for the long term.

Cash Flow Return on Investment (CFROI)

While the cash flow return on capital invested replaces accounting earnings with cash flows, it fails to consider two factors. The first is that inflation can increase cash flows over time, while leaving the capital invested unchanged, thus pushing up returns on older assets. The second is that assets have finite lives and that the returns should be estimated based upon these lives.

The Cash Flow Return on Investment (CFROI) tries to meet the second concern by treating the operating cash flow computed for Cash ROIC as an annuity over an assumed life for the asset and computing an internal rate of return, and the first concern by adjusting the gross capital investment for historical inflation. The resulting number is then compared to the real cost of capital to compute excess returns. Consider, for instance, the example we used to illustrate Cash ROIC in the last section. The firm that we analyzed had after-tax operating cash flows of $90 million, gross fixed assets of $650 million and non-cash working capital of $ 100 million. Assume that the fixed assets are five years old and that the inflation rate during the last 5 years was 2% a year; in addition, assume that the remaining life for the assets is 10 years. The CFROI computation uses the following inputs:

Initial investment = $\$650(1.02)^5 + 100 = \$817$ million

Annual Cash Flow = $ 90 million

Life of the investment = 15 years

Note that we use the cumulated life of the assets, obtained by adding their existing age to the remaining life. The internal rate of return (CFROI) based on this computation is 7.04%, a number below the return on capital and cash flow return on capital estimated in the last section, but not quite comparable because it is a measure of the real return.[11]

As you can see from the computation, the CFROI is a natural extension of capital budgeting techniques to a portfolio of existing assets. As such, it tends to work best for firms that make the same type of investments over and over; a retail firm that opens new mall stores each year would be a simple example. It becomes much more difficult to

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[11] This computation assumed that the fixed assets have no salvage value at the end of the asset life. Assuming a salvage value of 50% of the gross value of the assets would generate an internal rate of return of 9.35%.

compute and use with firms that invest in a diverse array of businesses with different lives and cash flow characteristics.

Earnings versus Cash Flow Returns

Are returns based upon cash flows more reliable measures of investment returns than those based on accounting earnings? Not necessarily, because they make assumptions about cash flows and investment that may not be sustainable. The cashflow return on investment (Cash ROIC) measure treats the operating cash flow as a perpetuity on existing capital invested, an unreasonable assumption since there will be nothing left to depreciate sooner or later. The CFROI measure makes more reasonable assumptions about asset life, but require estimates of asset life that may be difficult to provide for companies with multiple asset classes with different lives.

Table 3, at the end of this paper, provides a direct comparison of the accounting and cash flow measures of returns, the implicit assumptions that they make and the correct comparison metrics. The debate on which of these measures is the right one takes our focus away from the question of what returns will be on future investments. None of these measures, even if correct, can provide an answer to that question and all of them may contain information that can be used for that forecast.

Measurement Issues and Fixes

The accounting and cash flow measures of returns described in the last section are predicated on the assumption that accounting earnings and capital invested are reasonable estimates of the "true" earnings and capital invested. In this section, we consider the potential problems with this assumption and the adjustments that we need to make as a consequence.

Accounting Misclassification of Expenses

The accounting categorization of expenses into operating, capital and financial expenses lies at the basis of accrual accounting earnings. In theory, the operating expenses refer to expenses designed to generate a benefit only in the current period (labor and raw materials, for instance), the capital expenses relate to expenses that provide

benefits over multiple periods (buildings, manufacturing equipment) and financial expenses capture expenditures related to the use of debt (interest expenses are the most common example). While accounting rules stay consistent, for the most part, to this categorization for the most part with manufacturing firms, they fall short with service and technology firms. In this section, we consider two common areas of misclassification – capital expenditures that are treated as operating expenditures and financial expenditures that are includes with operating expenses – and how best to correct for them.

I. Misclassified Capital Expenditures

Consider a technology or a pharmaceutical company with significant growth potential. To convert this growth potential into value, these firms have to invest, but their investment is usually not in land, buildings or equipment but in research and development. Under the rationale that the products of research are too uncertain and difficult to quantify, accounting standards have generally required that R&D spending be expensed in the period in which they occur. This has several consequences, but one of the most profound is that the value of the assets created by research does not show up on the balance sheet as part of the total assets (or capital) of the firm. This, in turn, creates ripple effects for the measurement of capital and profitability ratios for the firm. We will consider how to capitalize R&D expenses in the first part of the section and extend the argument to other capital expenses in the second part of the section.

Capitalizing R&D Expenses

Research expenses, notwithstanding the uncertainty about future benefits, should be capitalized. To capitalize and value research assets, we have to make an assumption about how long it takes for research and development to be converted, on average, into commercial products. This is called the *amortizable life* of these assets. This life will vary across firms and reflect the barriers to converting research ideas into commercial products. To illustrate, research and development expenses at a pharmaceutical company should have fairly long amortizable lives, since the approval process for new drugs is long. In contrast, research and development expenses at a software firm, where products tend to emerge from research much more quickly should be amortized over a shorter period.

Once the amortizable life of research and development expenses has been estimated, the next step is to collect data on R&D expenses over past years ranging back to the amortizable life of the research asset. Thus, if the research asset has an amortizable life of 5 years, the R&D expenses in each of the five years prior to the current one have to be obtained. For simplicity, it can be assumed that the amortization is uniform over time, which leads to the following estimate of the residual value of research asset today.

$$\text{Value of the Research Asset} = \sum_{t=-(n-1)}^{t=0} R\&D_t \frac{(n+t)}{n}$$

Thus, in the case of the research asset with a five-year life, you cumulate 1/5 of the R&D expenses from four years ago, 2/5 of the R & D expenses from three years ago, 3/5 of the R&D expenses from two years ago, 4/5 of the R&D expenses from last year and this year's entire R&D expense to arrive at the *value of the research asset.* This augments the value of the assets of the firm, and by extension, the book value of equity and capital.

Adjusted Book Value of Equity = Book Value of Equity + Value of the Research Asset

Finally, the operating income is adjusted to reflect the capitalization of R&D expenses. First, the R&D expenses that were subtracted out to arrive at the operating income are added back to the operating income, reflecting their re-categorization as capital expenses. Next, the amortization of the research asset is treated the same way that depreciation is and netted out to arrive at the adjusted operating income.

Adjusted Operating Income = Operating Income + R & D expenses – Amortization of Research Asset

The adjusted operating income will generally increase for firms that have R&D expenses that are growing over time. The net income will also be affected by this adjustment:

Adjusted Net Income = Net Income + R & D expenses – Amortization of Research Asset

While we would normally consider only the after-tax portion of this amount, the fact that R&D is entirely tax deductible eliminates the need for this adjustment.[12]

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[12] If only amortization were tax deductible, the tax benefit from R&D expenses would be:
Amortization * tax rate
This extra tax benefit we get from the entire R&D being tax deductible is as follows:
(R&D – Amortization) * tax rate

Effect on Returns

Since the capitalization of R&D expenses affects both the operating income and the book value of equity, it will inevitably also affect the measured returns on both capital and equity. The direction and magnitude of the effect will depend upon:

a. The amortizable life of R&D: Since the value of the research asset is computed based upon the amortizable life, it will increase as the life increases. Thus, the effect of R&D on the invested capital will be greater in sectors like pharmaceuticals, where the amortizable life is longer, than in software, where the life is much shorter.[13]

b. Growth in R&D over time: The effect of R&D on operating income is a function of the difference between the current year's expense and the cumulated amortization of prior year expenses. This difference will be largest (most positive) for firms where R&D expenses have grown substantially over time, will decrease as the growth rate decreases, becoming zero for mature firms with level R&D expenses over time. It is even possible for it to become negative, if R&D expenses are decreasing over time.

Bringing these two factors together, capitalizing R&D expenses is most likely to increase the computed return on capital (equity) for high growth firms in sectors where it takes time for research to be commercialized and to decrease return on capital (equity) for mature firms in the same sectors. The effect of capitalization will be smaller for firms in businesses where research tends to pay off quickly in the form of commercial products.

The effect of capitalizing R&D on returns will also depend upon the level of pre-adjusted returns. Firms that report high returns on a pre-adjustment basis are more likely to see their returns go down, post-adjustment. The direction of the effect can be captured by comparing the pre-adjustment return on capital (equity) to the ratio of the R&D adjustment to earnings and the R&D effect on invested capital.

$$\text{If } \frac{\text{EBIT}(1-t)_{\text{Pre R\&D adj}}}{\text{Invested Capital}_{\text{Pre R\&D adj}}} \rangle \frac{\text{R \& D}_{\text{Current}} - \text{R \& D Amortization}}{\text{Value of Research Asset}} : \text{ROC will decrease}$$

If we subtract out (R&D – Amortization) (1- tax rate) and add the differential tax benefit which is computed above, (1- tax rate) drops out of the equation.

[13] It is not atypical for a pharmaceutical firm to have to wait 10-12 years for research to pay off.

$$\text{If } \frac{EBIT(1-t)_{\text{Pre R\&D adj}}}{\text{Invested Capital}_{\text{Pre R\&D adj}}} \langle \frac{R\&D_{\text{Current}} - R\&D \text{ Amortization}}{\text{Value of Research Asset}} : \text{ROC will increase}$$

These conditions can be restated in terms of return on equity:

$$\text{If } \frac{\text{Net Income}_{\text{Pre R\&D adj}}}{\text{Invested Equity}_{\text{Pre R\&D adj}}} \rangle \frac{R\&D_{\text{Current}} - R\&D \text{ Amortization}}{\text{Value of Research Asset}} : \text{ROE will decrease}$$

$$\text{If } \frac{\text{Net Income}_{\text{Pre R\&D adj}}}{\text{Invested Equity}_{\text{Pre R\&D adj}}} \langle \frac{R\&D_{\text{Current}} - R\&D \text{ Amortization}}{\text{Value of Research Asset}} : \text{ROE will increase}$$

The effects of capitalizing R&D are therefore ambiguous and will vary from firm to firm, generally pushing down unreasonably high returns and pushing up sub-standard returns at research-intensive firms. In figure 4, we capture the effect of capitalizing R&D on the estimated return on capital in two sectors – technology and pharmaceuticals by looking at subparts of each one.

Figure 4: R&D adjustment to ROC - Technology & Pharmaceuticals


35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Software
Computer Hardware
Biotechnology
Pharmaceuticals
Pre R&D adjustment
Post R&D adjustment

Note that the average return on capital changes more for pharmaceutical firms than for technology firms, a direct consequence of the longer amortizable lives we assumed for the former. Within each group, though, there are interesting differences. Software companies which tend to have shorter amortizable lives have a much smaller change in average return on capital than hardware firms, with longer amortizable lives for R&D.

Within the pharmaceutical companies, biotechnology companies which tend to be smaller, high growth companies see their returns on capital increase substantially when we capitalize R&D, partly because they have not been in existence for long periods (which reduces the value of the research asset that gets added to capital) and partly because the R&D adjustment toadjustment to earnings has a very large positive impact.

Illustration 1: Capitalizing R&D expenses: Amgen in May 2006

Amgen is a biotechnology firm. Like most firms in this business, it has a substantial amount of R&D expenses and we will attempt to capitalize it in this section. The first step in this conversion is determining an amortizable life for R & D expenses. How long will it take, on an expected basis, for research to pay off at Amgen? Given the length of the approval process for new drugs by the Food and Drugs Administration, we will assume that the amortizable life is 10 years.

The second step in the analysis is collecting research and development expenses from prior years, with the number of years of historical data being a function of the amortizable life. Table 4 provides this information for the firm.

Table 4: Historical R& D Expenses (in millions)

Year	*R& D Expenses (in millions)*
Current year	$3,366.00
-1	$2,314.00
-2	$2,028.00
-3	$1,655.00
-4	$1,117.00
-5	$865.00
-6	$845.00
-7	$823.00
-8	$663.00
-9	$631.00
-10	$558.00

Amgen's growth over this time period is reflected in its R&D expenses that have increased more than six-fold over 10 years.

The portion of the expenses in prior years that would have been amortized already and the amortization this year from each of these expenses is considered. To make estimation simpler, these expenses are amortized linearly over time; with a 10-year life,

10% is amortized each year. This allows us to estimate the value of the research asset created at each of these firms and the amortization of R&D expenses in the current year. The procedure is illustrated in table 5:

Table 5: Value of Research Asset (in millions)

Year	*R&D Expense*	*Unamortized portion*		*Amortization this year*
Current	3366.00	1.00	3366.00	
-1	2314.00	0.90	2082.60	$231.40
-2	2028.00	0.80	1622.40	$202.80
-3	1655.00	0.70	1158.50	$165.50
-4	1117.00	0.60	670.20	$111.70
-5	865.00	0.50	432.50	$86.50
-6	845.00	0.40	338.00	$84.50
-7	823.00	0.30	246.90	$82.30
-8	663.00	0.20	132.60	$66.30
-9	631.00	0.10	63.10	$63.10
-10	558.00	0.00	0.00	$55.80
Unamortized Value			$10,112.80	
Amortization this year				$1,149.90

Note that none of the current year's expenditure has been amortized because it is assumed to have occurred at the time of the analysis, but also note that 50% of the expense from 5 years ago has been amortized.[14] The sum of the dollar values of unamortized R&D from prior years is $10.113 billion. This can be viewed as the value of Amgen's research asset and would be also added to the book value of equity for computing return on equity and capital. The sum of the amortization in the current year for prior year expenses is $1.149 billion..

The final step in the process is the adjustment of the operating income to reflect the capitalization of research and development expenses. We make this adjustment by adding back the current year's R&D expenses to the operating income (to reflect its reclassification as a capital expense) and subtracting out the amortization of the research

[14] This follows directly from the end of the year convention that we have adopted for the cash flows, where all the cash flows are assumed to occur at the end of each period. If we used a mid-year convention for cash flows, it would make sense to amortize half the current year's expenditure.

asset, estimated in the last step. For Amgen, which reported pre-tax operating income of \$5,320 million for 2006, the adjusted pre-tax operating earnings would be:

Adjusted Pre-tax Operating Earnings

= Operating Earnings + Current year's R&D expense – Amortization of Research Asset

= 5,320 + 3,366 – 1,150 = \$7,736 million

Adjusting for R&D expenses increases the pre-tax operating income by \$2,216 million, reflecting the difference between current R&D expenses and the amortization of past expenses. The after-tax operating income (estimated using an effective tax rate of 28%) and the net income also increase by \$2,216 million, reflecting the tax benefits accruing from the deductibility of the entire R&D expense.

Adjusted After-tax Operating Earnings

= After-tax Operating Earnings + Current year R&D – Amortization of Research Assets

= 5,320 (1-.28) + 3,366 – 1,150 = \$ 6,047 million

Adjusted Net Income

= Net Income + Current year's R&D expense – Amortization of Research Asset

= 2.950 + 3,366 – 1,150 = \$ 5,166 million

Both the book value of equity and capital are augmented by the value of the research asset. Since measures of return on capital and equity are based upon the prior year's values for invested capital, we valued the research asset at the end of 2005, using the same approach that we used in 2006 and arrived at an estimate of \$7,797 million.[15]

Value of Research Asset_{1999} = \$7,797 million

Adjusted Book Value of Equity_{1999} = Book Value of Equity_{2005} + Value of Research Asset_{2005}= 20,451 million + 7,797 million = \$ 28,248 million

Adjusted Book Value of Capital_{1999} = Book Value of Capital_{1999} + Value of Research Asset_{2005}= 24,408 million + 7,797 million = \$ 32,205 million

The returns on equity and capital are reported with both the unadjusted and adjusted numbers below:

	Unadjusted	Adjusted for R&D

[15] Note that you can arrive at this value using the table above and shifting the amortization numbers by one row. Thus, \$ 822.80 million will become the current year's R&D, \$ 663.3 million will become the R&D for year –1 and 90% of it will be unamortized and so on.

Return on Equity	$\frac{2{,}950}{20{,}451} = 14.20\%$	$\frac{5{,}166}{28{,}248} = 18.29\%$
Pre-tax Return on Capital	$\frac{5{,}320(1-.28)}{24{,}408} = 15.69\%$	$\frac{6{,}047}{32{,}205} = 18.78\%$

What are the implications of these numbers? At least based on the assessment of R&D over the last 10 years, Amgen's investments in R&D have generated very good returns. In fact, the return on capital on R&D investment alone can be measured as follows:

$$\text{Return on R\&D investment} = \frac{\text{R \& D}_{\text{Current}} - \text{R \& D Amortization}}{\text{Value of Research Asset}}$$

$$= \frac{3366 - 1150}{7797} = 27.78\%$$

Not only is this number higher than Amgen's cost of capital, but it is also higher than the return on capital that Amgen reported on its non-R&D investments in 2006. The key question for the company, looking forward, is whether they can maintain these high returns.

In 2006, Amgen's returns on equity and capital increased as a result of the R&D adjustment. It is worth noting that the same R&D adjustments decreased returns in the late 1990s, when Amgen was a high growth firm, with returns on equity and capital in excess of 30%. To provide a measure of the change, Amgen's accounting returns in 2001, before and after adjusting for R&D, are reported below:

	Unadjusted	Adjusted for R&D
Return on Equity	$\frac{1{,}139}{3{,}024} = 37.67\%$	$\frac{1{,}586}{5{,}933} = 26.73\%$
Pre-tax Return on Capital	$\frac{1{,}549}{3{,}347} = 46.28\%$	$\frac{1{,}996}{6{,}256} = 31.91\%$

Note that the return on R&D investment as computed in 2001 for Amgen was as follows:

$$\text{Return on R\&D investment} = \frac{\text{R \& D}_{\text{Current}} - \text{R \& D Amortization}}{\text{Value of Research Asset}}$$

$$= \frac{447}{2909} = 15.37\%$$

While this is an impressive number, it is still lower than the return on capital that Amgen generated on its non R&D investments in that year, explaining why the R&D adjustment reduces Amgen's overall returns on equity and capital.

Capitalizing Other Operating Expenses

While R&D represents the most prominent example of capital expenses being treated as operating expenses, there are other operating expense items in conventional accounting that arguably should be treated as capital expenses. Consumer product companies such as Proctor & Gamble and Coca Cola could argue that a portion of their advertising expenses should be treated as capital expenses, since they are designed to augment brand name value. For a consulting firm, the cost of recruiting and training its employees could be considered a capital expense, since the consultants who emerge from the training are likely to be the firm's biggest assets and generate benefits over many years. For many young technology firm, the biggest operating expense item is selling, general and administrative expenses (SG&A). These firms could argue that a portion of these expenses should be treated as capital expenses since they are designed to increase brand name awareness and bring in new long term customers. AOL, for instance, used this argument to justify capitalizing the expenses associated with the free trial CDs that it bundled with magazines in the United States during the late 1990s.

While this argument has some merit, we should remain wary about using it too loosely. For an operating expense to be capitalized there should be substantial evidence that the benefits from the expense accrue over multiple periods. Does a customer who is enticed to buy from an online retailer like Amazon, based upon an advertisement or promotion, continue as a customer for the long term? There are some analysts who claim that this is indeed the case and attribute significant value added to each new customer.[16] It would be logical, under those circumstances, to capitalize these expenses using a procedure similar to that used to capitalize R&D expenses.

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16 As an example, Jamie Kiggen, an equity research analyst at Donaldson, Lufkin and Jenrette, valued an Amazon customer at $2,400 in an equity research report in 1999. This value was based upon the assumption that the customer would continue to buy from Amazon.com and expected profit margins from such sales.

1. Determine the period over which the benefits from the operating expense (such as SG&A) will flow.
2. Estimate the value of the asset (similar to the research asset) created by these expenses. If the expenses are SG&A expenses, this would be the SG&A asset.
3. Adjust the operating and net income for the expense and the amortization of the created asset.

Adjusted Operating Income = Operating Income + SG&A expenses for the current period – Amortization of SG&A Asset

Adjusted Net Income = Net Income + SG&A expenses for the current period – Amortization of SG&A Asset

To adjust the book value of equity and capital, we would estimate the value of the asset that emerges from treating SG&A expenses as capital expenses.

Adjusted BV Equity = BV of Equity + Value of SG&A Asset

Adjusted BV Capital = BV of Capital + Value of SG&A Asset

The net effect of this adjustment will be an increase in both income and capital invested, leading to mixed effects on the computed returns.

We should hasten to note that the recent push in accounting to reflect the fair value of intangible assets, such as brand name, can actually lead to poorer estimates of return on capital, because they try to estimate the market or fair value of these assets, rather than the capital invested in these assets. Thus, a firm that creates a valuable brand name with relatively small investments in advertising will not be given the high returns that it deserves since the brand name value on the balance sheet, measured right, will reflect the market value of the brand rather than the capital invested in it. In general, fair value accounting threatens to wreak havoc with return computations because it replaces capital invested numbers with estimated value numbers.

Illustration 2: Should you capitalize SG&A expense? Analyzing Amazon.com

Let use consider SG&A expenses at Amazon. To make a judgment on whether you should capitalize this expense, you need to get a sense of what these expenses are and how long the benefits accruing from these expenses last. For instance, assume that an Amazon promotion (the expense of which would be included in SG&A) attracts a new customer to the web site and that customers, once they try Amazon, continue, on average,

to be customers for three years. You would then use a three year amortizable life for SG&A expenses and capitalize them the same way you capitalized R& D: by collecting historical information on SG&A expenses, amortizing them each year, estimating the value of the selling asset and then adjusting operating income and book value of equity.

We do believe, on balance, that selling, general and administrative expenses should continue to be treated as operating expenses and not capitalized for Amazon for two reasons. First, retail customers are difficult to retain, especially online, and Amazon faces serious competition from other online retailers. Consequently, the customers that Amazon might attract with its advertising or sales promotions are unlikely to stay for an extended period just because of the initial inducements. Second, as the company has become larger, its selling, general and administrative expenses seem increasingly directed towards generating revenues in current periods rather than future periods to retain current customers.

Illustration 3: Capitalizing Recruitment and Training Expenses: Cyber Health Consulting

Cyber Health Consulting (CHC) is a firm that specializes in offering management consulting services to health care firms. CHC reported operating income (EBIT) of $51.5 million and net income of $23 million in the most recent year. However, the firm's expenses include the cost of recruiting new consultants ($ 5.5 million) and the cost of training ($8.5 million). A consultant who joins CHC stays with the firm, on average, 4 years.

To capitalize the cost of recruiting and training, we obtained these costs from each of the prior four years. Table 6 reports on these expenses and amortizes each of these expenses over four years.

Table 6: Human Capital Expenses: CHC

Year	Training & Recruiting Expenses	Unamortized Portion		Amortization this year
Current	$ 14.00	100%	$ 14.00	
-1	$ 12.00	75%	$ 9.00	$ 3.00
-2	$ 10.40	50%	$ 5.20	$ 2.60
-3	$ 9.10	25%	$ 2.28	$ 2.28
-4	$ 8.30	-	$ 0.00	$ 2.08
Value of Human Capital Asset =			$ 30.48	$9.95

The adjustments to operating and net income are as follows:

Adjusted Operating Income = Operating Income + Training and Recruiting expenses – Amortization of Expense this year = $ 51.5 + $ 14 - $ 9.95 = $ 55.55 million

Net Income = Net Income + + Training and Recruiting expenses – Amortization of Expense this year = $ 23 million + $ 14 million - $ 9.95 million = $ 27.05 million

As with R&D expenses, the fact that training and recruiting expenses are fully tax deductible dispenses with the need to consider the tax effect when adjusting net income.

II. Misclassified Financial Expenditures

Firms often choose to lease long-term assets rather than buy them. A long-term lease creates the same kind of obligations as debt, and it must be viewed in a similar light. If a firm is allowed to lease a significant portion of its assets and keep it off its balance sheet, a perusal of the liabilities will give a very misleading view of the company's financial strength and capital invested. In this section, we will consider the distinction drawn between capital and operating leases by accountants, and how the treatment of the latter can result in skewed estimates of return on capital.

The Accounting Treatment of Leases

There are two ways of accounting for leases. In an **operating lease**, the lessor (or owner) transfers only the right to use the property to the lessee. At the end of the lease period, the lessee returns the property to the lessor. Since the lessee does not assume the risk of ownership, the lease expense is treated as an operating expense in the income statement and the lease does not show up in the balance sheet. In a **capital lease**, the lessee assumes some of the risks of ownership and enjoys some of the benefits. Consequently, the lease, when signed, is recognized both as an asset and as a liability (for the lease payments) on the balance sheet. The firm gets to claim depreciation each year on the asset and also deducts the interest expense component of the lease payment each year. In general, capital leases recognize expenses sooner than equivalent operating leases.

Since firms prefer to keep leases off the books, they have a strong incentive to report all leases as operating leases. Consequently the Financial Accounting Standards

Board has ruled that a lease should be treated as a capital lease if it meets any one of the following four conditions:

(a) The lease life exceeds 75% of the life of the asset.

(b) There is a transfer of ownership to the lessee at the end of the lease term.

(c) There is an option to purchase the asset at a "bargain price" at the end of the lease term.

(d) The present value of the lease payments, discounted at an appropriate discount rate, exceeds 90% of the fair market value of the asset.

The lessor uses the same criteria for determining whether the lease is a capital or operating lease and accounts for it accordingly. If it is a capital lease, the lessor records the present value of future cash flows as revenue and recognizes the expenses associated with generating these revenues. The lease receivable is also shown as an asset on the balance sheet and the interest revenue is recognized over the term of the lease as paid. From a tax standpoint, the lessor can claim the tax benefits of the leased asset only if it is an operating lease, though the revenue code uses slightly different criteria[17] for determining whether the lease is an operating lease.

Converting Operating Leases into Debt

While accountants and the tax authorities may differentiate between capital and operating leases, we see no reason for the differentiation in corporate finance and valuation. Operating lease commitments look very much like debt commitments insofar as firms as contractually obligated to make them. It is true that they may offer more flexibility and escape clauses than conventional debt, since firms can sometimes selectively abandon leases on properties that are not financially viable without exposing themselves to default risk. In that sense, they may be closer to unsecured debt than secured debt, but they should still be treated as debt.

With that rationale in mind, let us consider the mechanics of the conversion. We start with the lease commitments that the firm has already entered into and treat them as

[17] The requirements for an operating lease in the revenue code are as follows - (a) the property can be used by someone other than the lessee at the end of the lease term, (b) the lessee cannot buy the asset using a bargain purchase option, (c) the lessor has at least 20% of its capital at risk, (d) the lessor has a positive cash flow from the lease independent of tax benefits and (e) the lessee does not have an investment in the lease.

the equivalent of debt payments (interest and principal). We discount these future operating lease commitments back at the firm's current pre-tax cost of debt to arrive at the debt value of these commitments.[18] The present value of the operating lease commitments is then added to the conventional debt of the firm to arrive at the total debt outstanding.

Adjusted Debt = Debt + Present Value of Lease Commitments

Note that we restrict our analysis only to those commitments that have already been made and do not consider expected future lease payments or commitments. We do this for the same reason that we restrict our definition of conventional debt only to debt outstanding today rather than expected future debt issues.[19]

Once operating leases are re-categorized as debt, the operating income can be adjusted in two steps. First, the operating lease expense is added back to the operating income, since it is being treated as a financial expense. Next, note that the conversion of leases into debt creates a counter asset on the balance sheet that is the leased asset. The depreciation on the leased asset is subtracted out of operating income to arrive at adjusted operating income.[20]

Adjusted Operating Income = Operating Income + Operating Lease Expenses – Depreciation on leased asset

If you assume that the depreciation on the leased asset approximates the principal portion of the debt being repaid, the adjusted operating income can be computed by adding back the imputed interest expense on the debt value of the operating lease expense.

Adjusted Operating Income = Operating Income + (Present Value of Lease Commitments)*(Pre-tax Interest rate on debt)

This approximation works reasonably well for most firms and dispenses with the need for depreciation choices on the leased asset.

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[18] If you believe that operating leases are closer to unsecured debt than secured debt, you can try to estimate a pre-tax cost of unsecured debt, which will be higher than the overall pre-tax cost of debt. For the most part, the effort of making this adjustment will not be worth the payoff in terms of added precision.

[19] Once you capitalize operating lease commitments and treat them as debt, you incorporate the leases into your debt ratio. If your firm grows over time and you keep your debt ratio constant, you are implicitly building in the expected future leases into your analysis already. There is no need to explicitly bring them in.

[20] In estimating this depreciation, you can use any depreciation method you want. The simplest one, of course, is straight line depreciation, using the life of the lease as the life of the asset.

Since equity income is net of operating and financial expenses, treating operating leases as financial rather than operating expenses should have no effect on net income and the book value of equity should not be impacted by the conversion. Thus, the return on equity should be unaffected by the conversion of leases into debt.

Effect on Returns

Converting operating leases from operating to financial expenses will generally affect both the operating income and invested capital at firms. The direction of the effect is ambiguous:

$$\text{Adjusted ROC} = \frac{(\text{EBIT}_{\text{Pre-lease adj}} + \text{Lease Expense - Depreciation of leased asset})(1-t)}{\text{Invested Capital}_{\text{Pre-lease adj}} + \text{PV of Operating Leases}}$$

The effect of the conversion will depend entirely on the relationship between the firm's pre-lease adjustment return on capital and the ratio of the lease adjustment to earnings to the present value of lease commitments.

$$\text{If } \frac{\text{EBIT}(1-t)_{\text{Pre-Lease adj}}}{\text{Invested Capital}_{\text{Pre -Lease adj}}} \rangle \frac{(\text{Lease}_{\text{Current}} - \text{Lease Depreciation})(1-t)}{\text{PV of Leases}} : \text{ROC decreases}$$

$$\text{If } \frac{\text{EBIT}(1-t)_{\text{Pre-Lease adj}}}{\text{Invested Capital}_{\text{Pre -Lease adj}}} \langle \frac{(\text{Lease}_{\text{Current}} - \text{Lease Depreciation})(1-t)}{\text{PV of Leases}} : \text{ROC increases}$$

The lease effect on return on capital will largely depend upon:

a. The length and magnitude of the lease commitments: Larger lease commitments over longer periods will generate a high debt value for leases and reduce reported return on capital.

b. The level of the pre-lease return on capital: Firms with higher pre-lease return on capital will see a much bigger drop in return on capital from the lease conversion than firms with lower returns on capital. In fact, firms that generate returns on capital that are lower than the after-tax cost of debt may actually see an increase in reported return on capital with the lease conversion.

As noted in the last section the returns on equity for firms should not be affected by this conversion, since neither net income nor book value of equity should be changed as a result of it.

To measure the impact of converting operating leases to debt on return on capital, we estimate the pre-adjustment and post-adjustment return on capital for all firms in the

US, as well as returns in three sectors that have significant lease commitments – airlines, restaurants and retailing. The results are reported in figure 5:

Figure 5: ROIC - With and Without Leases


20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
After-tax ROIC (%)
All firms
Retail
Restaurants
Airlines
Group
ROIC
ROIC adjusted for leases

Across all firms, the after-tax return on capital drops from 10.74% to 8.80%, when we capitalize leases and adjust both invested capital and operating income. The drop is much more dramatic for retail firms, the primary users of operating leases, where the return on capital is almost halved (from 19.74% to 10.95%) and for restaurants, where the drop is not as dramatic but is still large (from 14.58% to 10.62%). For airlines, the drop is smaller but that may be reflective of the fact that their unadjusted return on capital is low (only 8.79%) to begin with.

<u>Illustration 4: Adjusting Operating Income for Operating Leases: Starbucks in 2006</u>

Starbucks has been a retail/restaurant success story for much of the last decade. As we succumb to the allure of its cappuccinos, lattes and music offerings, it is worth examining how it has funded its growth. It has hundreds of stores that are leased, with the leases being treated as operating leases. For the most recent financial year, Starbucks has operating lease expenses of $498.8 million. Table 7 presents the operating lease

commitments for the firm over the next five years and the lump sum of commitments beyond that point in time.

Table 7: Starbucks' Operating Lease Commitments

Year	Commitment
1	$511.60
2	$520.60
3	$492.80
4	$452.90
5	$408.40
6 and beyond	$1,486.70

In 2006, Starbucks had a pre-tax cost of debt of 6.85%. To compute the present value of the commitments, you have to make a judgment on the lump sum commitment in year 6. Based upon the average annual lease commitment over the first five years ($477 million), we arrive at an annuity of 3 years:

Approximate life of annuity (for year 6 lump sum)[21] = $ 1487/477 = 3 years

The present value of the commitments is estimated in Table 8:

Table 8: Present Value of Operating Lease Commitments: Starbucks

Year	Commitment	Present Value
1	$511.60	$478.80
2	$520.60	$455.99
3	$492.80	$403.97
4	$452.90	$347.46
5	$408.40	$293.23
6-8 (annuity)[22]	$495.57	$936.35
Debt Value of leases =		$2,915.80

The present value of operating leases is treated as the equivalent of debt and is added on to the conventional debt of the firm. Starbucks has conventional interest-bearing debt of $703 million on its balance sheet. The cumulated debt for the firm is:

Adjusted Debt = Interest-bearing Debt + Present Value of Lease Commitments

= $703 million + $ 2,916 million = $ 3,619 million

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21 The value is rounded up to the nearest integer.

22 The present value is computed in two steps. In step 1, we compute the present value of the annuity of $495.57 million over 3 years, using the 6.85% cost of debt. In step 2, we discount this present value back 5 years (the annuity formula brings the present value back to the beginning of year 6) to today.

To adjust the operating income for Starbucks, we first use the full adjustment. To compute depreciation on the leased asset, we assume straight line depreciation over the lease life (8 years) on the value of the leased asset.[23]

$$\text{Straight line depreciation} = \frac{\text{Value of Leased Asset}}{\text{Lease life}} = \frac{\$2,916}{8} = \$364 \text{ million}$$

Starbucks' stated operating income of $894 million is adjusted as follows:

Adjusted Operating Income = Operating Income + Operating lease expense in current year – Depreciation on leased asset = $894+ $499 - $364 = $ 1,029 million

The approximate adjustment is also estimated, where we add the imputed interest expense using the pre-tax cost of debt.

Adjusted Operating Income = Operating Income + Debt value of leases * Pre-tax cost of debt = $894 + $2916 * 0.0685 = $ 1,094 million

As a final exercise, consider the effect of converting operating leases to debt on the return on capital in table 9. To make this computation, we first estimate the present value of operating leases in 2005, the most recent financial year, using the same estimation process we used in 2006.[24] The debt value of operating leases that we obtain from this computation was $2,335 million.

Table 9: Effect of Lease Adjustment on Return on Capital

	Before lease adjustment	After lease adjustment
Pre-tax return on capital	$\frac{894}{2371} = 37.72\%$	$\frac{1029}{(2371+2335)} = 21.87\%$
After-tax return on capital	$\frac{894(1-.35)}{2371} = 24.52\%$	$\frac{1029(1-.35)}{(2371+2335)} = 14.21\%$
Market Debt Ratio	3.32%	15.01%
Cost of capital	9.43%	8.83%
Excess Return (ROIC – Cost of capital)	15.09%	5.38%

[23] The lease life is computed by adding the estimated annuity life of 8 years for the lump-sum to the initial 5 years.

[24] We are staying true to the notion that return on capital has to be computed based upon capital invested at the start of the year and not the end of the year. We used the lease commitments in the financial statements of the previous year to make this computation.

The after-tax return on capital decreases from 24.52%, on a pre-adjustment basis, to 14.21%, on a post adjustment basis. The cost of capital is also affected, since the debt ratio is a function of whether we categorize leases as debt. The resulting excess return shows the real impact of the conversion, dropping from 15.09% before the conversion to 5.38% after the conversion.

One-time, Restructuring and Other Charges

Extraordinary and one-time charges and income often skew both earnings and invested capital measures at firms. As a general rule, the income that is used to compute returns on equity and capital should reflect continuing operations and should not include any items that are one-time or extraordinary. Extraordinary charges also reduce invested capital and throw off return on capital computations. In fact, firms with mediocre investments can report healthy returns on capital by writing off significant amounts of the capital over time. In this section, we will begin by categorizing one-time charges for earnings purposes and then consider the capital adjustments that may needed as a consequence.

Adjusting Earnings for Extraordinary Items

If all extraordinary items were truly extraordinary and labeled as such, the adjustment to earnings would be trivial. We would eliminate these items from consideration and consider the earnings before them. In practice, though, there are four types of extraordinary items:

- *One-time expenses or income that is truly one time:* A large restructuring charge that has occurred only once in the last 10 years would be a good example. These expenses can be backed out of the analysis and the operating and net income calculated without them.
- *Expenses and income that do not occur every year but seem to recur at regular intervals:* Consider, for instance, a firm that has taken a restructuring charge every 3 years for the last 12 years. While not conclusive, this would suggest that the extraordinary expenses are really ordinary expenses that are being bundled by the firm and taken once every three years. Ignoring such an expense would be dangerous because the expected operating income in future years would be

overstated. What would make sense would be to take the expense and spread it out on an annual basis. Thus, if the restructuring expense for every 3 years has amounted to $1.5 billion, on average, the operating income for the current year should be reduced by $0.5 billion to reflect the annual charge due to this expense.

- *Expenses and income that recur every year but with considerable volatility*: The best way to deal with such items is to normalize them by averaging the expenses across time and reducing this year's income by this amount.
- *Items that recur every year but are positive in some years and negative in others*: Consider, for instance, the effect of foreign currency translations on income. For a firm in the United States, the effect may be negative in years in which the dollar gets stronger and positive in years in which the dollars gets weaker. The most prudent thing to do with these expenses would be to ignore them. This is because income gains or losses from exchange rate movements are likely to reverse themselves over time, and making them part of permanent income can yield misleading estimates of value.

To differentiate among these items requires that you have access to a firm's financial history. For young firms, this may not be available, making it more difficult to draw the line between expenses that should be ignored, expenses that should be normalized and expenses that should be considered in full.

Adjusting Capital for Extraordinary items

Consider a firm that invests $ 10 billion in an asset that generates only a half a billion in after-tax operating income on a continuing basis. The computed return on capital for this asset is 5%, reflecting its mediocrity as an investment. However, let us assume that this firm decides to write off half the investment, reducing capital invested to $ 5 billion. The return on capital, using the updated invested capital number, is now 10% but the quality of the investment has not changed.

In practice, there are a number of ways in which firms can reduce their reported capital. They can take restructuring charges and report one-time expenses or report that their assets have "impaired value". With the trends towards "fair value" accounting, they can even mark assets to the market and reduce their reported value. While there are accounting rules that govern each of these transactions, there is enough leeway within

these rules to allow aggressive firms to decrease the "invested capital" base and increase the returns on equity and capital.

To counter this, we should be adjusting the reported capital base for actions taken by the firm to reduce that base. Making this adjustment, though, is much more difficult to do than adjusting earnings, since the effect on capital is a cumulated effect: all restructuring charges, taken over time, by the firm, affect the current capital invested. Thus, we have to start with capital invested currently and add back charges made over time to this capital. The older the firm, the more complicated this process will undoubtedly become.

Dividends and Stock Buybacks

When a firm pays dividends or buys back stock, it reduces its book value of equity by the amount of the dividend or stock buyback, and can affect its net income, to the extent that the cash used to pay the dividend or buy back stock generated income in prior periods. Consequently, dividends and stock buybacks can affect the returns on equity of the firms involved. In general, the return on equity of a firm that pays a large dividend or buys back stock will increase after the transaction because the book value of equity will decrease disproportionately, relative to the net income. Consider, for instance, a firm that reports net income of $ 10 million on book value of equity of $ 100 million. The reported return on equity can be computed as follows:

Return on equity = Net Income / Book value of Equity = 10/100 = 10%

Assume that the firm has a $ 20 million cash balance on which it earns after-tax interest income of $ 1 million. Using this cash to buy back stock or pay a dividend will reduce net income by $ 1 million and book value of equity by $ 20 million, resulting in a return on equity of 11.25%:

Return on equity = (10-1)/ (100 – 20) = 9/ 80 = 11.25%

The effect on return on invested capital and non-cash return on equity will be muted or non-existent because those returns are computed only on the invested capital n operating assets. Thus, using cash to buy back stock has no effect on either after-tax operating income or invested capital. The same can be said about borrowing the money needed to fund the dividends/buyback.

In practice, the effects that dividends and buybacks have on returns on equity can be viewed as an argument for using return on invested capital or non-cash return on equity to judge firms that frequently buy back stock or pay large dividends. However, in the long term, even the return on capital and non-cash return on equity can be affected by stock buybacks, especially at firms where the market value of equity is significantly higher than the book value of equity.

Acquisitions and the Aftermath

Acquisition accounting can wreak havoc on reported earnings and capital invested for years after an acquisition. The most common by-product of acquisitions is goodwill. This amortization of goodwill can reduce reported earnings in subsequent periods, though operating income should be unaffected. Goodwill, as an asset, can inflate capital invested in subsequent years and reduce both returns on equity and capital.

Should we consider amortization of goodwill to be an expense? We think not, since it is a non-cash charge, usually with no tax consequences. The safest route to follow with goodwill amortization is to look at earnings prior to the amortization of goodwill. But should goodwill be treated as part of capital invested? To answer this question, we need to examine what goes into goodwill in the first place. Note that goodwill is strictly a by-product of an acquisition and is defined to be the difference between the acquisition price for a company and the book value of its assets. Since the book value of a company usually measures the accounting value of assets in place, there are four components to goodwill:

a. Mismeasurement of value of assets in place of acquired company: The accounting book value represents capital invested in assets in place. The market value of these assets can be higher or lower than this value, depending in large part on whether these assets generate positive or excess returns.
b. Growth assets of target company: For most firms, growth assets are not captured in the balance sheet (or book value) since they represent excess returns from expected future investments. The market price includes the value of growth assets and goodwill should be a larger number for growth companies.

c. Value of synergy in merger: If there is any potential synergy in a merger, the price paid for a target firm may include some or all of this synergy.

d. Overpayment for target company: Acquirers sometimes over pay on acquisition and this overpayment is part of goodwill.

In summary, goodwill can be defined as follows:

Goodwill = Market value of target firm – Book value of target firm

= (Market value of assets in place of target firm – Book value of assets in place)

+ Value of growth assets of target firm

+ Value of synergy in target firm

+(-) Over (under) payment for target firm

The treatment of goodwill will depend in large part on what goes into it in the first place. If we accept the notion that return on capital measures the return on capital invested in existing assets, the one element of goodwill that clearly does not belong in capital invested is the value of growth assets. After all, a company cannot be asked to generate a return on investments it has not thought about yet. The other elements of goodwill, though, should remain part of capital invested. An acquisition premium paid for synergy because existing assets are undervalued should be reflected in earnings in the short term. Any overpayment should also be left as part of capital invested, even though it may lower measured returns, because it is a reflection of poor investment decisions made by the firm.

In theory, then, we would adjust the capital invested in an acquisitive company (with k acquisitions) as follows:

$$\text{Adjusted Capital invested} = \text{Capital invested} - \sum_{j=1}^{j=k} \text{Growth Assets}_j$$

The tricky part, in practice, is working out how much of goodwill can be attributed to the growth assets of the acquired firms. It is not surprising that practitioners revert to one of two extremes. The first is to assume that all of the goodwill is due to growth assets, in which case we net all goodwill from capital invested.

$$\text{Capital invested} = \text{Capital invested} - \sum_{j=1}^{j=k} \text{Goodwill}_j$$

The other is to assume that none of goodwill is for growth assets, in which case capital invested will include all goodwill.

In practice, what is the best way of separating goodwill into "growth assets" and everything else? One is to assume that the market's assessment of firm value was correct prior to the acquisition and that any premium paid has to be attributed to either synergy or over payment. We can then divide the goodwill into two components:

Goodwill = (Acquisition Price – Market value prior to acquisition) + (Market value prior to acquisition – Book value of acquired company)

Assuming that the book value of the acquired company is reappraised to "fair value" at the time of the acquisition, the difference between the market value prior to the acquisition and the book value can be then attributed entirely to growth assets and netted out from capital invested, whereas the difference between the acquisition price and the market value is left in the capital invested, on the assumption that the firm has to generate the earnings quickly to back up this premium.

Another is to use the market reaction to the acquisition announcement to gauge how much the market thinks you have over or under paid on an acquisition. For instance assume that a company pays $ 10 billion for a target company with a book value of $ 3 billion, and that the market value of the acquiring company drops by $ 1 billion on the announcement of the acquisition. We would then leave the drop in the acquiring firm's value of $ 1 billion as part of capital invested, arguing that it represents an overpayment, while excluding the other $ 6 billion of goodwill as payment for growth assets.

To evaluate the difference that goodwill makes on returns on capital, we computed five measures of returns – one assuming that all of goodwill is allowed to remain in capital invested, one assuming that all goodwill is for growth assets and thus excluded and three that consider intermediate portions (25%, 50% and 75%) of goodwill as part of capital invested. Figure 6 summarizes the five measures of returns for all U.S. firms in 2007:

Figure 6: Return on Invested Capital - Effect of Goodwill


14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Return on Invested Capital
13.02%
All firms
Without Goodwill
With 25% Goodwill
With 50% Goodwill
With 75% Goodwill
With 100% Goodwill
Goodwill counted in capital

Note that the return on capital across all firms drops from 13.02% to 11.13%, when goodwill is included from capital invested. At the risk of stating the obvious, the drop is much greater for acquisitive firms that have accumulated large amounts of goodwill on their balance sheets.

In recent years, technology companies have used an unusual ploy to get the goodwill created ina n acquisition off their books. Using the argument that the bulk of the market value paid for technology companies comes from the value of the research done by the firm over time, they have written off what they called "in-process R&D" to preserve consistency. After all, the R&D they do internally is expensed. As with amortization of goodwill, writing off in-process R&D creates a non-cash and non-tax deductible charge and we should look at earnings prior to their write off.

Illustration 5: Adjusting Returns for Goodwill – Procter and Gamble

In 2006, Procter and Gamble completed a $ 57 billion acquisition of Gillette, motivated by synergy considerations. The acquisition had a major effect on P&G's balance sheets, reproduced for 2005 and 2006 below:

	2006	*2005*

Cash	7,826	8,123
Non-cash Current Asssets	16,503	12,206
PP&E	18,770	14332
Goodwill	55,306	19,816
Trademarks & Other Intangibles	33,721	4,347
Non-debt Current Liabilities	17,857	14,398
Short term Debt	2,128	11,441
Long-term Debt	35,976	12,887
Other long-term liabilities	16.826	5,126
Shareholders' Equity	62,908	18,475

In effect, the $57 billion purchase price has been widely distributed across the balance sheet, with goodwill and intangible assets increasing by $ 52 billion and the remaining $ 5.4 billion distributed across fixed assets (about $4.4 billion) and non-cash working capital (about $ 1 billion). P&G reported pre-tax operating income of $14,150 million in 2006 and an effective tax rate of 30%.

To compute the return on capital at P&G in 2006, we have to make a judgment on whether we leave goodwill as part of invested capital or to exclude it. If we leave goodwill as part of capital invested, the estimated return on capital is depressed significantly by the acquisition aftermath:

$$\text{ROIC} = \frac{\text{EBIT (1-t)}}{\text{Debt + Equity - Cash}} = \frac{14150(1-.30)}{(2128+35976+62908-7826)} = 10.63\%$$

This estimate of the return, though, is predicated on the assumption that none of the goodwill is for growth assets. If we go to the other extreme and assume that all goodwill is for growth assets, the return on capital increases sharply:

$$\text{ROIC} = \frac{\text{EBIT (1-t)}}{\text{Debt + Equity - Cash - Goodwill}}$$

$$= \frac{14150(1-.30)}{(2128+35976+62908-7826-55306)} = 26.15\%$$

For an intermediate solution, we considered the premium of \$ 15 billion that P&G paid over the market value (prior to the acquisition bid) of Gillette to be either an overpayment or for synergy, which would be reflected in earnings quickly. Consequently, we left this amount in capital invested and netted out the rest.

$$ROIC = \frac{EBIT\ (1-t)}{Debt\ +\ Equity\ -\ Cash -\ Growth\ Goodwill}$$

$$= \frac{14150(1-.30)}{(2128+35976+62908-7826-40306)} = 18.73\%$$

As can be seen from the computations, the final measure of return on capital is a function of how we deal with goodwill in the computation of capital invested.

Cross Holdings

Firms sometimes hold stakes in other firms, and these cross holdings can affect invested capital and investment returns. The effect on earnings and book value will vary depending upon how the holding is categorized:

- A minority, passive holding, where only the dividends received from the holding are recorded in income and the book value includes only the original investment in the holding
- A minority, active interest, where the portion of the net income (or loss) from the subsidiary is shown in the income statement as an adjustment to net income (but not to operating income) and the book value includes an updated book value, including retained earnings from the holdings since the original investment.
- A majority, active interest, where the income statements are consolidated and the entire operating income of the subsidiary (or holding) are shown as part of the operating income of the firm. In such cases, the net income is usually adjusted for the portion of the subsidiary owned by others (minority interests). The book value includes an updated value of equity in the holding and a minority interest, reflecting the accounting estimate of the book value of the portion of the company not owned by the parent company.

How we deal with cross holdings will depend upon whether we are computing a return on capital or equity, on the one hand, and whether we are more interested in a return on just the parent company or a consolidated return, including cross holdings.

If we are computing a return only for the parent company, the adjustments that we need to make to arrive at return on capital and equity are as follows:

1. To derive return on capital for the parent company, we should consider only the operating income and capital invested in the parent company. If working with consolidated statements, this will require separating out the after-tax operating income and capital invested in any consolidated subsidiary from the consolidated numbers. Minority holdings in other companies will not affect operating income but the investments in these holdings should not be included as part of invested capital.

$$ROIC_{Parent} = \frac{(EBIT_{Consolidated} - EBIT_{Majority\ Sub})(1-t)}{(Invested\ Capital_{Consolidated} - Invested\ Capital_{Majority\ Sub} - Investment_{Minority\ Sub})}$$

2. To derive return on equity for the parent company, the net income will have to be cleansed of income from both majority and minority holdings and the book value of equity should not include the book value of these holdings.

$$ROE_{Parent} = \frac{(Net\ Income_{Consolidated} - Net\ Income_{Majority\ Sub} - Earnings_{Minority\ Sub}(1-t))}{(Equity_{Consolidated} - Equity_{Majority\ Sub} - Investment_{Minority\ Sub})}$$

To compute returns on a consolidated company, not including minority holdings, we have to do the following:

3. To derive the return on capital for the consolidated company, we begin with the consolidated operating income and the invested capital will contain the consolidated invested capital, inclusive of minority interests, with investments in minority holdings netted out.

$$ROIC_{Consol} = \frac{(EBIT_{Consolidated})(1-t)}{(Debt_{Consolidated} + Equity_{Consolidated} + Minority\ Interests - Cash_{Consolidated} - Investment_{Minority\ Sub})}$$

4. The return on equity for the consolidated company is computed using the net income of the consolidated company with earnings from minority holdings netted out, and the equity in the consolidated company augmented by minority interests and with the investment in the minority holdings netted out.

$$ROE_{Consol} = \frac{(Net\ Income_{Consolidated} - Earnings_{Minority\ Sub}(1-t))}{(Equity_{Consolidated} + Minority\ Interests - Investment_{Minority\ Sub})}$$

While it is possible to compute return on capital on a consolidated company with minority holdings, it is not advisable because of the complexity associated with

bringing in the debt and cash holdings of the minority holdings into the equation.[25] The return on equity, though, can be computed fairly easily.

$$ROE_{All\ Holdings} = \frac{(Net\ Income_{Consolidated})}{(Equity_{Consolidated} + Minority\ Interests)}$$

As a general rule, computing investment returns for firms with cross holdings is much more difficult to do than it is for firms without these cross holdings.

Illustration 6: Adjusting Investment Returns for Cross Holdings – Tata Chemicals

Tata Chemicals is an Indian company that manufactures chemicals and fertilizers. It is part of the Tata Group, a holding company in multiple businesses including steel, hotels, food and technology. In its income statement for the 2006-2007 fiscal year. Tata Chemicals reported pre-tax operating income of Rs 5,855 million and a statutory tax rate of 33.66%. If we take the debt, equity and cash from the 2005-2006 balance sheet at face value, we arrive at the following estimate of pre-tax return on capital.

$$ROIC = \frac{EBIT\ (1-t)}{Debt\ +\ Equity\ -\ Cash} = \frac{5855(1-.3366)}{(20480+22194-461)} = 9.20\%$$

As part of the holding structure, there are significant intra-group holdings and Tata Chemicals has holdings in the other companies in the group. In its 2005-2006 balance sheet, Tata Chemicals reported a total book value of Rs. 4942.3 million for holdings in other companies, which it further broke up into an investment of Rs 1662.6 million in fully owned subsidiaries and Rs 3279.7 million in minority holdings in other Tata companies. Since the operating income from the former is consolidated into Tata Chemical's operating income, we will leave them as part of invested capital. The latter, though, should be removed from invested capital since the earnings from these investments are not part of the company's operating income:

$$ROIC = \frac{EBIT\ (1-t)}{Debt\ +\ Equity\ -\ Cash - \ Minority\ Holdings} = \frac{5855(1-.3366)}{(20480+22194-461-3280)} = 9.98\%$$

[25] Note that only the equity earnings and the equity investment in minority holdings is shown on the parent's financial statements. To get to invested capital in these holdings, we have to bring in the debt and cash from these holdings into the invested capital computation and the operating income from these holdings into the operating earnings computation. For a firm with a single minority holding, this should be feasible but for a firm with dozens of minority holdings, this will be arduous.

This is the return on capital on Tata Chemicals, with its consolidated holdings. Since we are provided with information on the operating income from fully consolidated holdings (Rs 625 million in 2006-2007), we can also compute the return on capital of just the parent company:

$$ROIC_{Parent} = \frac{(EBIT_{Consolidated} - EBIT_{Subs})(1 - t)}{\text{Debt + Equity - Cash - All Holdings}} = \frac{(5855 - 625)(1 - .3366)}{(20480 + 22194 - 461 - 4942)} = 9.31\%$$

Forecasting Future Returns

While much time and energy is spent estimating a firm's current returns on capital and equity, value is ultimately determined by expected returns on future investments. Even if the current returns are computed correctly, there is no guarantee that these returns will continue into the future. In this section, we will consider several key questions on the predictability of investment returns, starting with how much information there is in past returns and industry averages and then moving on to consider the empirical evidence that exists on how quickly firms that make more than their cost of equity or capital see these excess returns fade. We close with a discussion of practical ways of estimating excess returns for the near future and the far future in valuation.

Historical Returns

When analyzing a firm, it is natural to begin with past history and to try to extrapolate these returns into the future. In this section, we look at three factors that should be considered when forecasting future returns. The first is the volatility in past returns; the return on capital and equity for a firm will change over time, more for some firms than others. The second is the effect of scale: As companies get larger, do returns on capital and equity start decreasing, and if so, how quickly? The third is the contrast between average and marginal returns, with the former measuring returns across all assets and the latter capturing the returns on just new investments taken during a period.

Volatility in Historical Returns

Few firms report stable returns on capital and equity over time, with both returns varying over time. Much of this volatility is caused by earnings variability, but some of it

can be traced to changes in capital and equity invested over time. Generally speaking, we can state the following propositions about the volatility in investment returns:

a. Return volatility increases with the level of returns: In keeping with the adage that high return and high risk go hand in hand, return volatility increases with the level of returns. In other words, there is likely to be higher volatility in a firm with a 15% return on capital than in a firm with a 7% return on capital.

b. Return volatility is higher for younger, high growth firms than it is for more mature firms: Returns are more unpredictable and unstable early in a firm's life cycle, when the firm is trying to find a place for its products and the competition is evolving. As firms mature, returns become more stable.

c. The returns on equity are more volatile than the returns on capital: Equity earnings will be more volatile than operating earnings, largely because interest expenses comprise a fixed cost. Consequently, equity earnings tend to go up more than operating earnings in good time and go down more in bad times. The effect of this increased equity earnings volatility on the return on equity is magnified by the fact the denominator – equity capital – can be a small slice of the overall capital.

d. Investment return volatility is correlated with stock return volatility: While returns on equity and capital are based upon accounting earnings and capital, and are designed to measure the quality of a firm's existing investments, they are correlated with returns you would make investing in the publicly traded equity of the firm. Firms with volatile returns on equity tend to have volatile stock prices, which translate into volatile returns.

So, how much can we trust historical returns when making forecasts of future returns? Notwithstanding the evidence that returns are volatile over time, the evidence suggests that there is a surprising degree of persistence in historical returns at firms. Put another way, firms that have earned high returns in the past are likely to keep earning high returns at least in the near future. However, the confidence with which we can make this statement will be greater for firms that have reported stable returns in the past than for firms with volatile returns.

The Scale Effect

It stands to reason that the return on capital, as a percentage measure, should be higher for smaller firms and lower for larger firms. When we categorize firms based upon size, using different definitions for size including revenues and market capitalization, there is some correlation between the size of a company and its reported returns. In figure 7, for instance, we report average returns on capital for firms of different size, using invested capital as the measure of size.[26]

Figure 7: Return on Invested Capital - Invested Capital Classes


20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
ROIC
< $25 million
$25- $100 million
$100- $ 200 million
$200 million - $ 1 billion
> $ 1 billion
Invested Capital

The firms with the smallest and largest amounts of invested capital have the lowest returns, the former because they include a large number of early life-cycle firms that are losing money and the latter because of mature firms.

If we track individual firms as they get larger, there is a strong evidence of a scale effect, as the returns on capital decrease as firms get larger. However, the effect is muted by the fact that we are looking at the aggregate return on capital for the firm rather the marginal return on capital, a point we expand upon in the next section. As to the

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[26] We used invested capital as our measure of size, rather than market capitalizations because companies that earn high returns on capital will tend to have high market capitalizations.

relevance for return forecasting, this would suggest that forecasted returns on capital and equity should decrease as we go further out in forecast periods, as firms get larger over time. Thus, while a 30% return on capital can be legitimate for the first year of a forecast, the return should be lower five years forward.

Average versus Marginal

The returns that we are computing using the total earnings for the firm and the total capital invested represent average returns across all of the investments that the firm has taken over time. But how good or bad were the investments made just in the most recent time period? . That question is better answered by focusing on the marginal return – the return on just the new investments made in a period. If we begin with the proposition that firms invest in their best projects first and move down their investment schedule to less and less attractive investments, the marginal return on capital (or equity) should be lower than the average return for most firms.

But how do we go about measuring the marginal return? In a perfect world, we would have access to the earnings and cash flow estimates on individual projects, and compute the internal rates of returns on the projects accepted during the period in question. In practice, we not only do not have access to this information, but even if we did, the estimates are likely to be biased.[27] One measure, albeit an imperfect one, is based upon the change in earnings and capital invested during the period:

$$\text{Marginal Return on Capital} = \frac{(\text{EBIT}_t - \text{EBIT}_{t-1})(1-t)}{(\text{Invested Capital}_{t-1} - \text{Invested Capital}_{t-2})}$$

Assume that a firm reports $ 50 million in after-tax operating income on invested capital of $400 million has a return on capital of 12.5%. Now assume that the firm reports after-tax operating income of $ 54 million on invested capital of $500 million the following year. The return on capital for this firm is 10.8%, a healthy number that disguises the poor marginal return on capital that year:

$$\text{Marginal return on capital} = \frac{(54-50)}{(500-400)} = 4\%$$

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[27] There is evidence that cash flow projections in capital budgeting tend to be optimistic (and biased upwards). Using these cashflows will generate rates of return that are higher than the true expected returns.

The average returns on capital will be more stable and persistent than the marginal returns on capital, and the difference between the two numbers will widen as the company becomes larger. In fact, it can take several years of sub-standard marginal returns for the average return on capital on a large company to decline sufficiently to warrant attention.

Illustration 6: Average and Marginal Returns – Dell

Dell Computers was a growth success story during much of the 1990s, using its cost advantages and innovative marketing to gain market share. Its success did draw imitators into the fray and by the early part of 2004. Dell was faced with slowing growth and decreasing margins. In table 10, we estimate the average and marginal returns on equity and capital at Dell from 1997 to 2007.

Table 10: Returns on Equity and Capital – Dell

Year	*Operating Income*	*Invested Capital*	*Net Income*	*Book Equity*	*ROIC*	*ROE*	*Marginal ROIC*	*Marginal ROE*
2007	$3,179	$4,633	$2,614	$4,129	68.62%	63.31%	49.55%	40.66%
2006	$4,347	$6,990	$3,572	$6,485	62.19%	55.08%	45.37%	258.05%
2005	$4,254	$6,785	$3,043	$6,280	62.70%	48.46%	50.50%	28.29%
2004	$3,544	$5,379	$2,645	$4,873	65.89%	54.28%	545.45%	292.18%
2003	$2,644	$5,214	$2,122	$4,694	50.71%	45.21%	-40.68%	-94.40%
2002	$2,271	$6,131	$1,246	$5,622	37.04%	22.16%	-157.78%	-315.29%
2001	$2,768	$5,816	$2,236	$5,308	47.59%	42.13%	10.43%	19.08%
2000	$2,457	$2,833	$1,666	$2,321	86.73%	71.78%	26.99%	20.04%
1999	$2,046	$1,310	$1,460	$1,293	156.18%	112.92%	150.21%	188.09%
1998	$1,316	$824	$544	$806	159.71%	67.49%	-229.77%	-7.78%
1997	$714	$1,086	$531	$973	65.75%	54.57%	65.75%	54.57%

While Dell's returns on equity and capital have stayed at healthy levels over the entire period, the marginal returns on equity and capital have been volatile. One reason for the year-to-year swings in return on equity is Dell's practice of buying back stock, which results in big changes in the book value of equity from period to period.

Dell's returns on equity and capital should provide a cautionary note for those who put too much weight on accounting returns. Even as operating income has stagnated since 2004, Dell has continued to report high returns on equity and capital on its existing assets. Assuming that Dell has significant new investments that will continue to earn these returns would be not only foolhardy but lead to too high an estimate of value for the company.

Industry and Sector Averages

A firm does not operate in a vacuum. The sector or sectors it operates in have well established characteristics that influence both how the firm performs and the returns it posts. In other words, it is much more difficult for a firm to sustain high returns in a mature sector with lots of competition than it is for an otherwise similar firm in a growing sector with significant barriers to entry. In this section, we consider differences in returns across sectors and why they might exist in the first place. We also look at why firms within sectors may stand out, at least in the short term, and what happens to their returns over time.

Sector Averages

Returns on capital and equity vary widely across sectors, with some sectors earning returns that significantly exceed their costs of capital and others earning less than their costs. Table 11, at the end of this paper, summarizes the returns on capital and equity by sector in the United States in 2006. Figure 8 presents the distributions of returns on capital and equity across firms for the same period:

Figure 8: Returns on Equity and Capital across Sectors(US): January 2007


25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Negative
0-4%
4-8%
8-12%
12-16%
16-20%
20-24%
24-28%
28-32%
>32%
ROIC
Non-cash ROE
ROE

While the median return on capital across all sectors is about 12%, the best performing sectors generate returns that significantly exceed that number while the laggards deliver negative returns on capital. Koller, Murrin and Wessels (2005) note that while the median return on capital has not changed much over the last few decades, the differences in returns across sectors have widened.[28] There are many reasons for these differences.

a. Life Cycle: Return differences can be traced to where firms are in their life cycle in the sectors, with firms early in the life cycle and in decline reporting low returns. Early in the life cycle, firms often have made large investments and have little to show in terms of earnings, leading to low or even negative returns on capital. Later in the life cycle, margins are compressed while revenues level off, leading to declining returns. Sectors with high returns tend to have a preponderance of young firms generating high returns, relative to capital invested, whereas sectors with sub-standard returns tend to either have more mature firms in declining businesses or younger firms with heavy infrastructure investments.

b. Accounting Inconsistencies: As we noted earlier in this paper, returns on capital and equity can be affected significantly by whether accountants classify operating, capital and financial expenditures consistently. The high returns on capital and equity in consumer product companies may be as much a reflection of the failure of accountants to deal with investments in brand name (advertising is treated as an operating expense, for instance) as it is a measure of the quality of the investments. Similarly, the high returns reported by technology firms and pharmaceutical firms can be traced at least partially to the treatment of R&D expenses in conventional accounting.

c. Barriers to Entry: If returns on capital (equity) are measured correctly and are much higher than costs of capital (equity) in a sector, there must be significant barriers to entry in that sector. Some of these barriers may be legal (patents in the pharmaceutical business), some may arise from regulation (financial service firms and regulatory barriers to new entrants) some may come from natural scarcity (commodity and mining companies) and some may arise from large infrastructure and

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[28] Koller, T., M. Goedhart and D. Wessels, 2005, Valuation: Measuring and Managing the Value of Companies, John Wiley and Sons (Fourth Edition).

investment needs. The greater the barriers to entry into a sector, the more likely it is that the sector will report high returns.

Knowing why a sector earns the returns that it does is almost as critical as knowing what those returns are, if we are faced with using those sector averages in forecasts. Sector returns that are sustained by strong barriers to entry are more likely to be sustained than sector returns that are created by accounting anomalies and short term advantages.

Reversion to the Mean

In table 11, we reported the average returns on capital and equity for sectors in the United States. Within each of these sectors are some companies that generate above average returns and some that earn below average returns. There are at least three reasons for these differences:

1. Luck: Some of the differences across companies can be attributed to luck, and those differences are unlikely to be sustained. Thus, a movie company that generates a high return on capital because of a big "hit" will usually see its returns on capital fall back in the following periods.
2. Management Quality: A portion of the differences across firms can be attributed to the quality of management at individual companies, with well-managed companies delivering higher returns than badly managed companies. These differences can be sustained for as long as the company can hold on to superior managers; there is a market for managers that will lead some of them to be hired away by the competition for higher wages. Similarly, companies that earn below average returns because of poor management should be able to shed those managers over time and improve performance. In markets with strong corporate governance, this is likely to happen sooner than in markets with weak corporate governance.
3. Competitive Advantages: Some of the firm-specific differences can be traced to competitive advantages that some firms possess and these advantages can run the gamut from brand name (in consumer product companies) to lower cost structures (in manufacturing) to superior technology (in electronics). The period for which these advantages can last will depend upon the competitive pressures in the sector.

Over time, there is a tendency, albeit slow, for the returns at companies to converge on industry averages. We will return to examine this issue in more depth in the next section.

Excess Returns and Competitive Advantages

A firm that generates a return on capital (equity) that exceeds its cost of capital (equity) is earning a positive excess return. While this excess return may be justified using historical data or industry averages, the presence of these returns will undoubtedly draw in new competitors over time, putting downward pressure on these returns over time. In this section, we consider the potential competitive advantages that may allow a firm to generate excess returns and how sustainable they are. In the final section, we look at empirical evidence on how long firms have been able to maintain excess returns in different sectors.

Excess Returns and Economic Implications

The payoff to investing in new businesses and bearing risk is not profits per se, but profits that exceed what you would make on investments of equivalent risk. If we consider the cost of capital (or equity) to be the opportunity cost of investments of equivalent risk to the investments that a firm is considering, it is returns earned over and above these costs – excess returns- that create value in the first place. In competitive sectors, though, the presence of these excess returns will attract new entrants and imitation will push excess returns down. In a perfectly competitive market place, excess returns will not persist for more than an instant in time and all firms will earn zero excess returns. Herein, though, lies the contradiction of perfect competition. If firms can expect to earn no excess returns, there is little incentive to be in business in the first place. After all, why expend the time and resources of running a business to generate a return you would have earned by investing in a mutual fund with similar risk exposure?

For markets to be competitive, firms have to perceive an opportunity to generate excess returns for extended periods. For this to be more than perception, significant constraints have to exist on competitors entering and imitating the successful firm. These constraints can range from explicit restrictions, as in the case of legally sanctioned

monopolies, to implicit constraints, such as the need for large amounts of capital or infrastructure investments.

Sustainability of Excess Returns

In the discussion of sector returns, we examined some of the reasons why a firm may generate high returns, relative to the sector, in the first place. These reasons – luck, skilled management and competitive advantages such as brand name – also explain why firms generate excess returns. In fact, almost all discussions of competitive strategy can be considered to be assessments of the magnitude and sustainability of excess returns. Competitive advantages that are strong and sustainable generate larger excess returns for longer periods than more fleeting or weaker competitive advantages.

While the connection of excess returns to competitive advantages is both intuitive and logical, there are two empirical questions that we need to answer to be able to put this it into practice.

- On average, how long will firms that have earned excess returns in the past continue to generate excess returns?
- Are there significant differences across competitive advantages in terms of the excess returns that the generate and how long they last?

The first question has been examined by both academics and practitioners, though much of the work that is useful for valuation has come from the latter. Holt Associates, the proponents of CFROI, described in the first part of this paper, have done extended work on what they title "fade factors", measuring how quickly excess returns decline in different sectors and across the entire market. Though much of what they have done remains behind proprietary barriers, Madden (1998) summarizes some of the findings in his book on the topic:

1. The real cash flow return on capital across all US firms has averaged about 6% over the last few decades.
2. There are companies that generate higher and lower returns than this average at any point in time, but these returns move towards the average, albeit at varying rates. The differences in fade factors across firms can be attributed to both management quality, sector specific characteristics and luck.

3. Excess returns at small firms fade much more quickly towards the average, and with higher volatility, than excess returns at large firms.
4. Excess returns also tend to fade faster at firms that reinvest more (higher reinvestment rates) than at firms that reinvest less. Very few companies are able to maintain high excess returns while reinvesting large amounts.
5. Mirroring our findings at the sector level, companies that have stronger competitive advantages and longer product cycles tend to report more stable returns. Highly volatile companies with short product lives, facing constant innovation, have both more unstable returns and returns fade much faster towards the average.

In a more recent study, McKinsey provides backing for the notion that excess returns are far more sustainable that growth rates. In other words, firms that have high excess returns and high growth rates will see their growth rates decrease quickly but excess returns remain high. Figure 9 summarizes the McKinsey results on excess returns across all firms.

Figure 9: ROIC and Revenue Growth at US Firms: The McKinsey Study


A more sustainable measure
Returns on invested capital (ROIC) is sustainable over time, but growth inevitably declines.
ROIC, %
Real revenue growth, %
1974
1979
1984
1989
1994
1999
2004
GDP growth

The McKinsey study suggests that while revenue growth tends to revert quickly to average levels, returns on invested capital can remain high for extended periods. While the sustainability of excess returns should provide some solace to investors, there is little work that has been done on whether different competitive advantages generate different periods of excess returns. The Holt findings on differences in fade factors across sectors can be viewed as indirect evidence that these differences do exist.

Forecasting Returns

The challenge in valuation and corporate finance is forecasting future returns on investments. There is information in historical returns, industry averages and in qualitative assessments of the strategic advantages that a firm may possess. At the end of the process, though, we have to come up with expected returns for the future. In this section, we consider some practical tools for making this assessment first in the near term – say the next 5 to 10 years – and then in the long term, potentially forever.

Near future

Looking at the last section, there are clearly three numbers that should feed into our forecasts of future returns. The first is the return that the firm has earned on its own investments in the past, the second is the average return across all firms in the sector and the third is the cost of the capital or equity tied up in the investments. There is no one template that will work for all companies but the weights that we attach to past returns, sector averages and the cost of capital (equity) in determining expected future returns on capital (equity) will depend in large part on what we believe underlies these returns. Companies can have competitive advantages relative to the sector that they operate, and sectors can have barriers to entry that keep excess returns elevated. We need to assess both levels of competitive advantages to be able to forecast excess returns. Table 12 summarizes suggested paths for different assessments:

Table 12: Competitive Advantages and Forecasted Returns

Company's competitive advantages	*Sector barriers to entry*	*Forecasted returns for short term*	*Forecasted returns during transition period*

Strong and sustainable	Strong	Company's return on capital (equity)	Move towards sector average
Strong and sustainable	Weak or non-existent	Company's return on capital (equity)	Move towards cost of capital (equity)
Weak and slipping	Strong	Move towards sector average	Leave at sector average
Weak and slipping	Weak or non-existent	Move towards cost of capital	Leave at cost of capital

In some cases, the length of the short term and transition periods will be determined by the fact that the competitive advantage has an explicit life. For a company that earns a high return on capital because it possesses a patent with 6 years to expiration, the short term will be 6 years, followed by transition phase. In other cases, the judgment will be more subjective and short term and transition periods have to be defined, relative to how long high growth is expected to last. With a high growth period of ten years, we could define short term to be about five years and the transition phase to be the remaining five years; with a four year growth period, the short term would be two years and the transition phase would be two years.

Forever

When valuing an ongoing business with a discounted cash flow model, the bulk of the value usually comes from the terminal value. While there are numerous approaches used to estimate terminal value, the one that is most consistent with an intrinsic or discounted cash flow view of the world is a stable growth model, where the terminal value in year n is estimated as follows:

$$\text{Terminal Value}_n = \frac{\text{Expected Cash Flow}_{n+1}}{(r_{stable} - g_{stable})}$$

There are two key principles that govern this estimation that have to be followed to keep it within bounds. The first is the expected growth rate in perpetuity, which cannot exceed the growth rate of the economy in which the firm operates. The second is that the growth is never free; to grow, companies have to reinvest. Applying this principle to valuing a business, we can derive the terminal value:

$$\text{Terminal Value}_n = \frac{\text{EBIT}_{n+1}(1 - t)(1 - \text{ Reinvestment Rate})}{(\text{Cost of capital } - \text{ Stable Growth Rate})}$$

The reinvestment rate itself is a function of the return on capital that the firm will earn in the long term:

$$\text{Reinvestment Rate} = \frac{g}{ROC}$$

Thus, a firm with an expected growth rate of 4% and a return on capital of 10% will have to reinvest 40% of its after-tax operating income in perpetuity to maintain this growth. With this framework, the key input that determines the terminal value for a firm becomes the return on capital that we assume for the firm in perpetuity. As the return on capital increases, the terminal value will also increase for any given growth rate. <u>If the return on capital is equal to the cost of capital, increasing the stable growth rate will have no effect on value</u>. This can be proved quite easily.

$$\text{Terminal Value} = \frac{\text{EBIT}_{n+1}(1 - t)(1 - \text{Reinvestment Rate})}{\text{Cost of Capital}_n - \text{Stable Growth Rate}}$$

Substituting in the stable growth rate as a function of the reinvestment rate, from above, you get:

$$\text{Terminal Value} = \frac{\text{EBIT}_{n+1}(1 - t)(1 - \text{Reinvestment Rate})}{\text{Cost of Capital}_n - (\text{Reinvestment Rate} * \text{Return on Capital})}$$

Setting the return on capital equal to the cost of capital, you arrive at:

$$\text{Terminal Value} = \frac{\text{EBIT}_{n+1}(1 - t)(1 - \text{ Reinvestment Rate})}{\text{Cost of Capital}_n - (\text{Reinvestment Rate} * \text{Cost on Capital})}$$

$$= \frac{\text{EBIT}_{n+1}(1 - t)(1 - \text{ Reinvestment Rate})}{\text{Cost of Capital}_n(1 - \text{ Reinvestment Rate})} = \frac{\text{EBIT}(1 - t)}{\text{Cost of Capital}}$$

You could establish the same proposition with equity income and cash flows and show that a return on equity equal to the cost of equity in stable growth nullifies the effect of growth. Assuming that a firm will earn returns that are higher than costs in perpetuity will make the terminal value an increasing function of growth, whereas assuming negative excess returns will make the terminal value a decreasing function of growth. Figure 10 illustrates all three possibilities.

Figure 10: Excess Returns, Growth and Terminal Value


$1,400.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
0%
1%
2%
3%
4%
5%
Terminal value increases as growth increases
ROC=12% vs WACC=10%
ROC=10% vs WACC=10%
ROC=8% vs WACC=10%
Terminal value decreases as growth increases
Excess return = -2%
Excess return =0%
Excess Return = 2%

So, what is a reasonable excess return to assume in perpetuity? One view is that firms cannot earn excess returns in perpetuity and that the excess return should therefore be always zero for all firms in the terminal value computation. While this would undoubtedly make terminal value computation simple, it is a difficult argument to sustain in practice, because mature firms often continue to earn excess returns for long periods after their growth rates reach stable growth levels. At the other extreme are those who assume that current excess returns can be sustained in perpetuity. Thus, a firm that is earning a return on capital of 25% is assumed to continue earning these returns forever, an assumption that is not only aggressive but is also unrealistic. As we noted in the last section, the size of the company and the forces of competition will start exercising downward pressure on excess returns over time. There are some intermediate solutions:

a. Assume that the return on capital for the firm will approach the industry average and stay at that level in perpetuity.
b. Assume that excess returns will decrease as a firm reaches stable growth but that they will stay above zero forever.

With either of these alternatives, it is sensible to look at the evidence on the magnitude of excess returns that mature firms and sectors have been able to generate over long periods.

At best, mature firms have earned 2-3% over their cost of capital over long periods and this should represent a cap on excess returns in perpetuity.

What about firms that generate returns that are lower than their costs? If we set the return on capital (equity) below the cost of capital (equity) in perpetuity, we are putting the firm on a path of perpetual value destruction. While it is possible that managers of some firms may embark on this destructive path for extended periods, assuming that they will do so forever is an extreme assumption. After all, even with weak corporate governance, there should be some mechanism for replacing poor managers at firms. For firms in sectors where returns have plummeted below costs, there is an alternative to reinvesting in the business; holding cash in riskless securities (short term or long term government securities) is a zero excess return investment. Thus, it seems prudent to assume that the return on capital (equity) will, at the minimum, be equal to the cost of capital (equity) in the terminal value calculation.

Conclusion

The return on investment, whether measured to just equity investors or to all capital is a key input in both corporate finance and valuation. Consequently, there is a payoff to measuring it correctly in the first place. We began this paper by looking at why we attach so much weight to the returns and capital and equity, and how the excess returns we compute underlie the values we attach to companies. While the accounting measures of these returns relate accounting earnings to book value, they can be biased by accounting misclassification of expenses – treating R&D and operating leases as operating expenses skews operating income and capital – and accounting choices – depreciation and restructuring charges can lower book value and increase reported returns. We considered ways in which we can derive more reliable and cleaner measures of these returns.

Having measured returns on investments from the past, we faced the tougher task of forecasting these returns for future periods. We considered how best to weight the past return history of a firm, sector averages and the costs of equity and capital to make this judgment. Ultimately, positive excess returns – return in excess of costs – have to come from competitive advantages or barriers to entry into sectors. Stronger and more

sustainable competitive advantages should lead to larger excess returns over longer period. Thus, firms that have generated high returns in the past may continue to make these returns for the next few years, but the excess returns will start decreasing as firms become larger and competition increases.

Table 3: A Comparison of Measures of Investment Returns

	Return on Invested Capital	*Return on Equity*	*Non-cash Return on Equity*	*Cash ROIC*	*CFROI*
Measured as	EBIT (1-t)/ (BV of Debt + BV of Equity – Cash)	Net Income/ BV of Equity	(Net Income – Interest Income(1-t))/ (BV of Equity – Cash)	(EBIT(1-t) + Depreciation)/ (Gross fixed assets + Non-cash WC)	IRR based upon operating cash flow and inflation adjusted capital
Tries to measure	Nominal return earned on capital invested in operating assets	Nominal return on equity invested in all assets	Nominal return on equity invested in operating assets	Nominal return on capital invested in operating assets	Real return on capital invested in operating assets
Compared to	Nominal cost of capital	Nominal cost of equity for the firm	Nominal cost of equity for operating assets of the firm	Nominal cost of capital	Real cost of capital
Assumptions	• Level Earnings • Depreciation reinvested in assets to maintain infinite life. • Invested Capital measures capital invested in assets.	• Level Earnings • Depreciation invested in assets to maintain infinite life. • Invested Equity measures equity invested in assets.	• Level Earnings • Depreciation invested in assets to maintain infinite life. • Invested Equity measures equity invested in assets.	• Level cash flows • Perpetual asset life • Gross capital measures capital invested in assets.	• Level cash flows • Finite asset life • Gross capital measure real capital invested in assets.

Table 11: Return on Equity and Capital – By Sector

Industry Name	*Number of Firms*	*ROC*	*Non-cash ROE*	*ROE*
Advertising	36	12.99%	14.26%	9.50%
Aerospace/Defense	73	13.76%	17.28%	12.74%
Air Transport	56	38.40%	-7.54%	35.17%
Apparel	64	15.67%	15.21%	12.41%
Auto & Truck	31	11.04%	27.61%	11.51%
Auto Parts	64	17.56%	-3.09%	-1.66%
Bank	550	NA	20.59%	13.56%
Bank (Canadian)	7	NA	22.03%	18.68%
Bank (Foreign)	4	NA	NA	NA
Bank (Midwest)	37	NA	27.87%	17.63%
Beverage (Alcoholic)	27	14.41%	22.09%	20.17%
Beverage (Soft Drink)	21	22.45%	35.51%	26.74%
Biotechnology	105	14.15%	12.03%	7.34%
Building Materials	47	139.62%	-24.96%	-100.77%
Cable TV	23	10.34%	1.88%	1.69%
Canadian Energy	14	23.10%	22.63%	21.41%
Cement & Aggregates	13	16.97%	20.78%	18.90%
Chemical (Basic)	24	20.11%	29.72%	22.78%
Chemical (Diversified)	36	24.06%	23.34%	19.45%
Chemical (Specialty)	94	18.43%	14.24%	12.30%
Coal	16	27.48%	29.08%	22.66%
Computer Software/Svcs	425	34.78%	39.67%	18.02%
Computers/Peripherals	148	30.52%	36.69%	16.63%
Diversified Co.	134	15.11%	18.00%	14.10%
Drug	334	23.56%	29.16%	17.37%
E-Commerce	60	28.03%	36.14%	8.71%

Educational Services	37	36.96%	32.40%	19.53%
Electric Util. (Central)	24	11.20%	13.89%	12.98%
Electric Utility (East)	29	11.32%	12.39%	11.79%
Electric Utility (West)	16	12.24%	12.26%	10.99%
Electrical Equipment	94	18.17%	32.55%	16.33%
Electronics	186	13.96%	9.21%	6.13%
Entertainment	101	9.43%	7.48%	6.67%
Entertainment Tech	31	1.22%	-14.99%	-4.34%
Environmental	96	12.07%	10.49%	9.50%
Financial Svcs. (Div.)	269	NA	25.88%	15.34%
Food Processing	123	16.74%	21.96%	19.35%
Food Wholesalers	21	15.73%	17.71%	14.47%
Foreign Electronics	10	11.88%	8.73%	5.78%
Furn/Home Furnishings	38	14.03%	15.34%	13.18%
Grocery	19	16.91%	14.54%	11.15%
Healthcare Information	34	20.98%	11.92%	6.39%
Home Appliance	14	27.79%	33.55%	19.92%
Homebuilding	41	14.43%	28.95%	24.72%
Hotel/Gaming	84	10.04%	13.72%	11.01%
Household Products	31	15.18%	20.41%	17.77%
Human Resources	35	16.81%	15.55%	11.37%
Industrial Services	230	14.86%	15.25%	10.93%
Information Services	41	20.03%	20.09%	16.00%
Insurance (Life)	40	NA	15.32%	11.20%
Insurance (Prop/Cas.)	97	NA	9.44%	6.70%
Internet	329	NA	18.33%	9.37%
Investment Co.	20	2.87%	-22.95%	-17.23%
Investment Co.(Foreign)	15	5.45%	5.26%	4.86%
Machinery	139	14.87%	19.31%	15.81%
Manuf. Housing/RV	19	9.25%	5.56%	3.15%

Maritime	46	15.73%	21.68%	19.00%
Medical Services	186	19.74%	20.91%	12.20%
Medical Supplies	279	25.40%	29.56%	19.43%
Metal Fabricating	37	16.98%	18.81%	16.54%
Metals & Mining (Div.)	82	26.39%	33.60%	28.16%
Natural Gas (Distrib.)	30	10.81%	11.14%	10.11%
Natural Gas (Div.)	34	14.17%	18.98%	15.86%
Newspaper	18	10.95%	13.36%	12.82%
Office Equip/Supplies	26	15.27%	20.22%	15.10%
Oilfield Svcs/Equip.	110	18.18%	18.09%	14.55%
Packaging & Container	36	13.79%	12.96%	10.87%
Paper/Forest Products	42	13.39%	8.55%	7.26%
Petroleum (Integrated)	30	26.43%	28.32%	24.14%
Petroleum (Producing)	178	24.58%	18.82%	17.56%
Pharmacy Services	20	14.65%	14.50%	12.64%
Power	41	9.78%	-21.32%	-11.65%
Precious Metals	67	11.52%	2.88%	2.30%
Precision Instrument	104	22.95%	19.60%	10.83%
Publishing	50	16.50%	19.45%	15.42%
R.E.I.T.	143	7.83%	12.83%	9.76%
Railroad	20	12.66%	12.21%	11.49%
Recreation	84	16.44%	16.84%	14.09%
Restaurant	81	20.90%	23.18%	17.99%
Retail (Special Lines)	164	27.06%	26.29%	16.59%
Retail Automotive	15	13.99%	18.80%	15.64%
Retail Building Supply	9	21.80%	21.72%	20.80%
Retail Store	51	15.58%	19.80%	16.26%
Securities Brokerage	32	18.06%	-17.69%	16.35%
Semiconductor	124	33.25%	24.32%	14.33%
Semiconductor Equip	14	24.14%	26.75%	10.51%

Shoe	24	29.04%	30.65%	20.31%
Steel (General)	30	27.08%	33.25%	25.10%
Steel (Integrated)	16	28.79%	32.21%	24.27%
Telecom. Equipment	136	36.09%	52.17%	16.83%
Telecom. Services	173	16.11%	6.14%	5.43%
Thrift	248	NA	13.77%	10.34%
Tire & Rubber	10	18.45%	19.08%	15.21%
Tobacco	11	26.08%	39.91%	29.83%
Toiletries/Cosmetics	21	23.32%	42.69%	27.77%
Trucking	38	18.68%	20.00%	16.40%
Utility (Foreign)	6	10.96%	12.17%	10.32%
Water Utility	16	10.48%	9.60%	9.34%
Wireless Networking	73	10.55%	-0.38%	-0.26%
Other	1	NA	NA	NA
Market	**7661**	**17.05%**	**21.24%**	**14.64%**